2009 Annual Report


10012089

The GYMBOREE® Corporation

The GYMBOREE Corporation

Dear Shareholders:

During this past year, every individual at Gymboree contributed to our success. In one of the most challenging and volatile times we have seen, our team showed their commitment and passion for the Company by sacrificing compensation, while continuing to deliver outstanding customer service, producing some of the most appealing and unique product in the mall at a lower average unit cost, and building 72 beautiful new stores on time and under budget.

As a result of their efforts, the Company was able to report earnings per share of $3.41 on the year with operating income up 10% and operating margins up 130 basis points to 16.1%. In addition, our newest concept Crazy 8 exceeded our financial expectations for the year. I want to thank the entire team for committing and dedicating themselves to moving our Company forward despite the challenging environment.

At Gymboree, our vision is to reach every mom in America and moms around the world. Our strategy is to leverage our existing infrastructure while expanding our brands domestically, as well as internationally.

As an example, as Crazy 8 grows in the coming years, we will be leveraging our existing corporate, warehouse and field management teams. Crazy 8 is uniquely positioned to target customers who want wholesome, age-appropriate outfits at a price. Crazy 8 is priced 25 to 30% below Gymboree and head-to-head with its competitors. The brand is resonating with customers and we are looking to build on these successes through improved initial margins, lower construction costs and more efficient store payroll in the coming years. We are planning for Crazy 8 to continue to grow four-wall contributions in 2010 and beyond.

Turning to our international expansion plans, we now have a portfolio of retail brands that can be leveraged around the world. We have already established the Gymboree Play & Music division in 31 countries. This has created tremendous brand recognition and presence. As we expand to new countries, we will leverage our existing product designs, production and corporate teams. Our greatest opportunity over the next five years is to aggressively grow our existing brands worldwide and drive operating margins as we leverage our infrastructure.

Our expansion efforts include an increased emphasis in Canada and new stores in Australia. Canada is a very strong market for us in Gymboree. This market also provides store growth opportunities for Gymboree Outlet and starting in 2011, Crazy 8. In total, we believe there is an opportunity to open an additional 50 to 60 stores in Canada under the Gymboree, Gymboree Outlet or Crazy 8 brands. We are also entering Australia with two test stores this year.

In addition to opening wholly-owned stores internationally, we signed our first retail franchise agreement with Azadea Group Holding SAL. This partnership will take the Gymboree brand into the Middle East, including the United Arab Emirates and Saudi Arabia. Our first store is scheduled to open in the third quarter of 2010 and we believe the total store count for the region is conservatively in the range of 50 stores over the next four to five years.

Over the last five years, we have been growing our Boy business by focusing on our product and assortments. We have overhauled the styling from knit-based, low average unit retail playwear to assortments strong in woven bottoms and tops, graphic tees and active wear. We are proud of our assortments and we plan to increase our inventory position in key categories and increase our marketing efforts to drive Boy market share.

Turning now to our marketing efforts, we have spent the last six months building our customer list and our loyalty program. We now have more than a million customers participating in our loyalty program. Our focus over the next year is to leverage our loyalty program and the customer relationship management system to be more targeted and efficient with our marketing investment.

In summary, during the past five years, we have developed our internal capabilities to build and rollout successful new concepts, reduce both product and corporate expenses, and grow earnings each year. In fiscal 2009, we grew operating margins to 16.1%. We are now set up to leverage these capabilities for the next several years through growth in the Gymboree Boy business, expansion of the Crazy 8 store base, and the rollout of international stores. These strategies all provide tangible growth vehicles that will allow us to grow topline sales, expand operating margins, and increase earnings per share.

We look forward to updating you on our progress.

Sincerely,



Matthew K. McCauley
Chairman of the Board and
Chief Executive Officer

The
GYMBOREE®
Corporation

NOTICE OF 2010 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

2009 ANNUAL REPORT

GYMBOREE®

April 27, 2010

Dear Stockholder:

You are cordially invited to attend The Gymboree Corporation Annual Meeting of Stockholders to be held at 9:00 a.m. on Tuesday, June 8, 2010, at our principal executive offices located at 500 Howard Street, San Francisco, California.

At the Annual Meeting, the following matters of business will be presented:

(1) election of the three directors nominated by the Board of Directors of the Company;

(2) an amendment to The Gymboree Corporation 2004 Equity Incentive Plan to authorize the issuance of an additional 1,350,000 shares of the Company's common stock;

(3) advisory vote on the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending January 29, 2011; and

(4) transaction of any other business properly presented at the meeting.

We will also answer any related questions you may have at that time. Detailed information as to the business to be transacted at the Annual Meeting is contained in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Regardless of whether you plan to attend the Annual Meeting, it is important that your shares be voted. Accordingly, we ask that you vote by telephone or Internet, as described in the accompanying Proxy Statement, or sign and return your proxy card as soon as possible in the envelope provided.

Sincerely,



Matthew K. McCauley
Chairman of the Board and Chief Executive Officer

GYMBOREE®

THE GYMBOREE CORPORATION
500 Howard Street
San Francisco, California 94105

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 8, 2010

TO THE STOCKHOLDERS OF THE GYMBOREE CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of The Gymboree Corporation, a Delaware corporation (the "Company" or "Gymboree"), will be held on Tuesday, June 8, 2010, at 9:00 a.m., local time, at our principal executive offices located at 500 Howard Street, San Francisco, California. At the Annual Meeting, the following business matters will be presented:

(1) election of the three directors nominated by the Board of Directors of the Company;

(2) an amendment to The Gymboree Corporation 2004 Equity Incentive Plan to authorize the issuance of an additional 1,350,000 shares of the Company's common stock;

(3) advisory vote on the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending January 29, 2011; and

(4) transaction of any other business properly presented at the meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

This Proxy Statement is being issued in connection with the solicitation of a proxy on the enclosed form by the Board of Directors of the Company for use at the Annual Meeting. You are entitled to vote at the Annual Meeting if you were a stockholder of record at the close of business on April 13, 2010. We will begin distributing this Proxy Statement, a form of proxy and our 2009 Annual Report to Stockholders on or about April 27, 2010.

FOR THE BOARD OF DIRECTORS



Marina Armstrong
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 8, 2010.

This Proxy Statement and the 2009 Annual Report are available at: http://ir.gymboree.com/annuals.cfm

All stockholders are cordially invited to attend the Annual Meeting in person. Regardless of whether you plan to attend the meeting, please vote by telephone or Internet, as described in the accompanying Proxy Statement, or complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker, bank or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from the record holder a proxy card issued in your name.

TABLE OF CONTENTS


Proxy

THE GYMBOREE CORPORATION

2010 PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of The Gymboree Corporation (the "Company" or "Gymboree") for use at the Annual Meeting of Stockholders to be held June 8, 2010, at 9:00 a.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at 500 Howard Street, San Francisco, California.

These proxy solicitation materials and our Annual Report to Stockholders for the fiscal year ended January 30, 2010 (fiscal 2009), including financial statements, were mailed on or about April 27, 2010, to all stockholders entitled to vote at the Annual Meeting.

Directions to Annual Meeting

Northbound on US-101 (follow signs to Bay Bridge/I-80 E) or westbound on I-80: take the Fremont Street exit and Fremont Street ramp; turn onto Fremont Street and turn left onto Howard Street.

Southbound on US-101: follow US-101 along Lombard Street; turn left onto Van Ness Avenue; turn right onto Bay Street; follow Bay Street to the end and turn right onto The Embarcadero; turn right onto Howard Street.

The Gymboree Corporation is located on the northwest corner of the intersection of First Street and Howard Street.

Record Date and Quorum

Stockholders of record at the close of business on April 13, 2010 (the "record date"), are entitled to notice of and to vote their shares at the Annual Meeting. At the record date, 29,621,133 shares of the Company's common stock, $0.001 par value per share, were issued and outstanding. The common stock is listed for trading on The NASDAQ Stock Market LLC under the symbol GYMB. The presence in person or by proxy of the holders of record of a majority of the outstanding shares of common stock entitled to vote is required to constitute a quorum for the transaction of business at the Annual Meeting.

How to Vote

Registered stockholders can vote by telephone, by the Internet or by mail, as described below. If you are a beneficial stockholder, please refer to your proxy card or the information forwarded by your broker, bank or other holder of record to see what options are available to you.

Registered stockholders may cast their vote by:

(1) Signing, dating and promptly mailing the proxy card in the enclosed postage-paid envelope;

(2) Accessing the Internet web site **www.proxyvote.com** and following the instructions provided on the Web site (you will need to reference the control number identified on your proxy card); or

(3) Calling 1-800-690-6903 and voting by following the instructions provided.

Each holder of record of common stock on the record date is entitled to one vote for each share held on all matters to be voted on at the Annual Meeting.

If a quorum is present at the Annual Meeting, the candidates for director receiving the highest number of affirmative votes will be elected. In an election of directors by plurality vote, abstentions have no effect, since approval by a percentage of the shares present or outstanding is not required. Stockholders are not entitled to cumulate votes for the election of directors.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voting, and also constituting a majority of the required quorum, is required for the approval of Proposals 2 and 3.

If you hold your shares in street name through a broker, you must cast your vote if you want it to count in the election of directors (Proposal 1) and in the vote to amend our 2004 Equity Incentive Plan (Proposal 2).

In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your broker was allowed to vote those shares on your behalf in the election of directors as your broker deemed appropriate. Recent regulatory changes were made to eliminate the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. As a result, if you hold your shares in street name and you do not instruct your broker how to vote in the election of directors, no votes will be cast on your behalf for Proposal 1. Similarly, Proposal 2 (the amendment to our 2004 Equity Incentive Plan) is "non-discretionary," and therefore brokers who have received no instructions from their clients for Proposal 2 will not have discretion to vote such uninstructed shares on that item. Brokers will, however, continue to have discretion to vote any uninstructed shares in the advisory vote on the appointment of the Company's independent registered public accounting firm (Proposal 3).

When brokers vote proxies on some but not all of the proposals at a meeting, the missing votes are referred to as "broker non-votes." Broker non-votes are counted as present for the purpose of determining the presence of a quorum for the transaction of business, but they are not counted as shares voting. Thus, broker non-votes can have the effect of preventing approval of certain proposals where the number of affirmative votes, though a majority of the votes cast, does not constitute a majority of the required quorum. Broker non-votes could affect the outcome of the vote on Proposals 2 and 3.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of election appointed for the Annual Meeting. The inspector of election will determine whether or not a quorum is present at the Annual Meeting. The inspector of election will treat abstentions as shares of common stock that are present and entitled to vote for purposes of determining the presence of a quorum. Therefore, abstentions will have the effect of a vote "against" Proposals 2 and 3.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company at its principal offices as set forth above a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Proxy Solicitation

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by the Company, which has retained Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, to aid in the solicitation of proxies, for base fees of $7,000, plus costs for additional stockholder meeting services and reasonable expenses. Proxies will be solicited by mail and may also be solicited by our directors, officers and other employees, without additional remuneration, in person or by telephone, electronic mail or facsimile transmission. We will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of common stock as of the record date and will reimburse such persons for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly voting your shares and submitting your proxy by telephone, Internet or by completing and returning the enclosed proxy card will help to avoid additional expense.

PROPOSAL ONE: ELECTION OF DIRECTORS

Our bylaws provide for a Board that consists of not less than six and no more than nine members, as may be fixed from time to time by the Board. The authorized number of directors is currently set at seven. Our Restated Certificate of Incorporation and our bylaws each provide that the directors will be divided into three classes, with the classes serving for staggered, three-year terms. Currently there are two directors in each of Classes I and III and three directors in Class II.

Three Class II directors are to be elected at the Annual Meeting. The nominees for election at the Annual Meeting as Class II directors are Blair W. Lambert, Daniel R. Lyle and Scott A. Ryles. Mr. Ryles was recommended as a candidate for director by our Nominating and Governance Committee. Mr. Ryles was interviewed by all members of the Board. Based on his interviews and qualifications as set forth in his biography below, Mr. Ryles was elected as a new Class II director on February 1, 2010, and he is standing for election by the stockholders for the first time at the Annual Meeting.

The term of each of the Class II directors elected at the Annual Meeting will expire at the Annual Meeting of Stockholders in 2013 or when his successor has been duly elected and qualified. The term of each continuing Class III director will expire at the Annual Meeting of Stockholders in 2011. The term of each continuing Class I director will expire at the Annual Meeting of Stockholders in 2012.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named in the table below. Each nominee has consented to serve as a director of the Company if elected, and management has no reason to believe the nominees will be unable to serve as directors. In the event that a nominee becomes unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote the proxies for any substitute nominee who is designated by the current Board to fill the vacancy.


Proxy

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE NOMINEES.

Nominees for Class II Directors Whose Terms Expire in 2013

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
Blair W. Lambert	**Chief Operating Officer, The Gymboree Corporation.** *Blair W. Lambert* has served as our Chief Operating Officer since January 2005 and also served as our Chief Financial Officer from January 2005 through January 2010. In August 2003, Mr. Lambert joined Illuminations.com, Inc., a candle and home decorating retailer, as the Chief Financial Officer. He was named to the Illuminations.com, Inc. Board of Directors in October 2003. Illuminations.com, Inc. filed for bankruptcy protection on January 9, 2004. Mr. Lambert has been a vineyard owner since	52	2003

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
	October 2001 and, prior to becoming an officer of Illuminations.com, was a private consultant for specialty retail companies. Mr. Lambert served as the Chief Financial Officer of Bebe Stores, Inc., a clothing retailer, from June 1996 through October 2001. From 1988 to 1996, Mr. Lambert was employed by Esprit de Corp., a wholesaler and retailer of junior and children's apparel, footwear and accessories, most recently serving as Corporate Vice President of Finance. Mr. Lambert is a Certified Public Accountant (inactive). Mr. Lambert's position as the Chief Operating Officer of the Company since 2005, and career as a financial executive in the retail industry, provides the Board with significant expertise and analytical skills relating to the Company's financial and operational issues.		
Daniel R. Lyle	**Retired Partner, PricewaterhouseCoopers LLP.** *Daniel R. Lyle* retired as a partner of PricewaterhouseCoopers LLP, an accounting firm, in June 2003, a firm he joined in 1970. Mr. Lyle served as a director of RedEnvelope, Inc., a specialty gift retailer, from September 2003 to March 2008 and was Chairman of its board of directors from August 2005 until February 2007. Mr. Lyle served as a director of Captaris, Inc., a provider of business information delivery solutions, from May 2005 until its merger with Open Text Corporation in October 2008. Mr. Lyle's career in accounting, principally with retail companies, provides the Company and the Board with financial reporting and accounting expertise, as well as significant retail sector experience.	64	2005
Scott A. Ryles	**Vice Chairman, Cowen and Company, LLC.** *Scott A. Ryles*, has served as Vice Chairman of Cowen and Company, LLC, an investment banking firm, since February 2007. From December 2004 to September 2006, he served as Chief Executive Officer of Procinea Management LLC, a private equity firm. From 1999 to 2001, Mr. Ryles served as Chief Executive Officer of Epoch Partners, Inc., an investment banking firm, until its acquisition by The Goldman Sachs Group, Inc. Prior to then, Mr. Ryles served as a Managing Director of Merrill Lynch & Co., Inc., an investment banking firm. He also currently serves as a director of ArcSight, Inc., a security software company, and KKR Financial Holdings LLC, a specialty finance company affiliated with Kohlberg Kravis Roberts & Co. L.P. Mr. Ryles holds a B.A. in economics from Northwestern University. Mr. Ryles' career as an investment banker will provide the Company and the Board with expertise in analyzing and further developing the Company's long-term strategic objectives as well as identifying and evaluating market opportunities.	51	2010

Continuing Class I Directors Whose Terms Expire in 2011

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
John C. Pound	***President, Integrity Brands, Inc.*** *John C. Pound* has served as President and a director of Integrity Brands, Inc., a firm that originates and oversees investments in specialty retail and branded consumer products companies. He has held that position since July 1999. Mr. Pound manages The Integrity Brands Fund L.P., a fund that makes investments in retail companies. He served as Executive Chairman of RedEnvelope, Inc., an online and catalog gift retailer, from May 2007 to March 2008 and as its Chief Executive Officer from November 2007 to March 2008. Mr. Pound was a RedEnvelope, Inc. director from August 2005 to March 2008. RedEnvelope filed for bankruptcy protection on April 17, 2008. Mr. Pound has also served as a director of Orange 21, a producer of branded eyewear under the Spy Optic brand, since October 2006 and as a member of its audit committee since April 2008; he previously served as its Co-Chairman from October 2006 to August 2008. Mr. Pound's experience as an investor in the specialty retail sector provides the Company and the Board with an informed but distinct perspective on the Company's business objectives and industry trends, as well as expertise in evaluating opportunities in the sector.	55	2000
William U. Westerfield	***Retired Partner, Price Waterhouse LLP.*** *William U. Westerfield* retired as an audit partner of Price Waterhouse LLP (now PricewaterhouseCoopers LLP), an accounting firm, in 1992, a firm he joined in 1956, becoming a partner in 1965. He is a Certified Public Accountant. Mr. Westerfield has served as a director and member of the audit committee of West Marine, Inc., a boating supplies retailer, since 2000, and as a director and chair of the audit committee of Lifetime Brands, Inc., a designer, marketer and distributor of houseware products, since 2003. Mr. Westerfield served as a director of TL Administration Corporation (formerly known as Twinlab Corporation) from 1999 until August 2005 and as chairman of the audit committee of TL Administration Corporation from July 1999 until September 2003. Mr. Westerfield's career in accounting and his experience as a member of the audit committees of several other retail companies provides the Company and the Board with financial reporting and accounting expertise, as well as significant retail sector experience.	78	1994


Proxy

Continuing Class I Directors Whose Terms Expire in 2012

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
Matthew K. McCauley	***Chairman and Chief Executive Officer, The Gymboree Corporation.*** *Matthew K. McCauley* has served as our Chief Executive Officer since January 2006 and as Chairman of our Board since July 2006. He joined the Company in July 2001 as Director of Allocation and was named Vice President of Planning and Allocation in 2003, Senior Vice President and General Manager in February 2005, and President in June 2005. Prior to joining the Company, Mr. McCauley served in a variety of positions at The Gap, Inc., a clothing retailer, including Planning Manager from 2000 to 2001 and Manager of Business Solutions in 2001. Mr. McCauley's current position as the CEO and past experience in various leadership positions with the Company provides the Board with unique insight and direct access to strategic and operational information about the Company.	37	2005
Gary M. Heil	***Business Advisor, Founder CFIL.*** *Gary M. Heil* has been a business advisor for retailers and other service sector companies on topics primarily related to loyalty and leadership issues since 1987. He has served as Chairman of the Board of Directors of CellTech Metals, Inc., a steel technology company, since 2008. Mr. Heil served as a director of RedEnvelope, Inc., a specialty gift retailer, from November 2007 to March 2008. Mr. Heil has also served as Chief Marketing and Strategy Officer of Safe Life Corporation, a manufacturer of anti-microbial products, from December 2006 to January 2008. In 2002, Mr. Heil co-founded the National Pitching Association and served as its chief executive officer until 2005. In 1987, he co-founded the Center for Innovative Leadership ("CFIL"), for which he currently consults and lectures on topics including leadership, customer loyalty, quality management and effective organizational change processes. Prior to 1987, Mr. Heil was a partner in the law firm Evans & Heil. Mr. Heil is the author of many business-related books, including *Leadership and the Customer Revolution, One Size Fits One* and *The Leader's New Clothes*. Mr. Heil's career in leadership and effective management practices provides the Company and the Board with expertise on those issues, particularly as they relate to succession planning, retention and compensation, and his experience in customer relations and loyalty provides a valuable perspective on strategic and operational issues in those areas.	59	2003

BOARD MEMBERSHIP AND DIRECTOR INDEPENDENCE

Our business affairs are managed under the direction of the Board. Directors meet their responsibilities by participating in meetings of the Board and Board committees, through communications with our Chief Executive Officer and other officers, by reviewing materials provided to them, and by visiting our offices and other facilities.

During fiscal 2009, the Board held eight meetings. The committees of the Board held a total of 24 meetings. Each director attended at least 87% of the aggregate number of meetings of the Board and Board committees on which he served. The directors nominated for re-election and each director whose term will continue are expected to attend the Annual Meeting, absent unavoidable conflicts or extenuating circumstances. Last year, all directors who were continuing or nominated for election attended the Annual Meeting of Stockholders.

The Board annually determines the independence of directors, as well as that of any director nominees, based on a review by the Board and the Nominating and Governance Committee. No director or director nominee is determined to be independent unless the Board has determined that neither the director or director nominee, nor an immediate family member of the director or director nominee, has had any direct or indirect material relationship with the Company within the last three years. The Board has adopted the applicable independence rules from the NASDAQ listing standards as our standards for independence and incorporated those into our Corporate Governance Guidelines, which can be found on our website at www.gymboree.com by clicking on "Our Company—Corporate Governance."

In accordance with our Corporate Governance Guidelines, the Board selects the Chief Executive Officer and the Chairman in the manner that it determines to be in the best interests of the Company. Each of these positions may be held by the same person or may be held by two persons. Currently, Matthew K. McCauley serves as our Chairman and Chief Executive Officer. The Board believes that combining the Chairman and Chief Executive Officer roles fosters clear accountability, effective decision-making, and alignment on corporate strategy and provides an effective leadership model for the Company. The Board further believes that Mr. McCauley, in the combined role of Chairman and Chief Executive Officer, provides the best form of leadership for the Company and the Board.

The Corporate Governance Guidelines provide that when the Chairman is a member of management, independent members of the Board may select a lead independent director. The Board encourages strong communication among all of our independent directors and with the Chairman. The relatively small size and composition of our Board fosters informal communication and collegiality. The Board believes that it is currently best served without designating a lead independent director. The Board believes that the current structure is appropriate to effectively manage the affairs of the Company and is in the best interests of the Company's stockholders.

In April 2010, the Board reviewed the responses of the directors to a questionnaire asking about their relationships with the Company (and those of their immediate family members) and other potential conflicts of interest, as well as material provided by management related to transactions, relationships or arrangements between the Company and the directors or parties related to the directors. The Board reviewed whether any transactions or relationships exist currently, or existed during the past three years, between each director, or certain family members of each director, and the Company or its subsidiaries and affiliates, senior management or their affiliates, equity investors or the Company's independent registered public accounting firm. As a result of this review, the Board has determined that all directors, except Mr. McCauley, who is the Company's Chairman of the Board and Chief Executive Officer, and Mr. Lambert, who is the Company's Chief Operating Officer and former Chief Financial Officer, are independent under the applicable standards described above. The Board also determined that members of the Audit Committee, Compensation Committee and Nominating and Governance Committee meet all applicable independence tests of the NASDAQ listing standards, Securities and Exchange Commission (the "SEC") and Internal Revenue Service.

The independent directors meet at least twice a year in executive sessions in conjunction with regularly scheduled meetings of the Board.

BOARD MEETINGS AND BOARD COMMITTEES

The Board has an Audit Committee, a Nominating and Governance Committee and a Compensation Committee. Each committee operates pursuant to a written charter that is publicly available on our website at www.gymboree.com by clicking on "Our Company—Corporate Governance."

The Board's role in our risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal, regulatory and strategic risks. While the Board is ultimately responsible for risk oversight, each of the Board committees assists in fulfilling these oversight responsibilities. The Audit Committee oversees management of financial risks. The Nominating and Governance Committee manages risks associated with corporate governance, including the independence of Board members and Board composition. The Compensation Committee is responsible for overseeing the management of risks relating to the compensation of executives, employees and non-employee directors.

The Audit Committee consists of Directors Lyle, as Chairman, Pound and Westerfield. All members of the Audit Committee possess the applicable financial literacy requirements of the Securities and Exchange Commission and the listing standards for The NASDAQ Stock Market. The Board has determined that each of Mr. Lyle and Mr. Westerfield is an "audit committee financial expert," as that term is defined by the SEC. The Audit Committee assists the Board in the oversight of the integrity of the Company's financial statements, its compliance with legal and regulatory requirements that relate to financial reporting matters, the independent registered public accounting firm's qualifications and independence, the performance of the Company's internal audit function and independent registered public accounting firm, compliance with the Company's Code of Ethics for Senior Financial Officers (including the Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller (or persons performing similar functions)), and compliance with our Business and Ethics Code of Conduct for all personnel. The Audit Committee also reviews and approves all related-person transactions—see "Certain Relationships and Related-Person Transactions" below. The Audit Committee held 11 meetings during fiscal 2009.

The Nominating and Governance Committee consists of Directors Pound, as Chairman, Heil and Westerfield. The Nominating and Governance Committee is responsible for monitoring the composition of the Board and, when appropriate, seeking, screening and recommending for nomination candidates for election to the Board, including candidates for the Board submitted by stockholders in accordance with the procedures described in "Other Information—Company Consideration of Stockholder-Recommended Director Nominees" below. Candidates are interviewed by the Chairman and the Chief Executive Officer as well as at least two independent directors. In considering whether to recommend any candidate for inclusion in the Board's slate of director nominees, the Nominating and Governance Committee will apply the criteria set forth in our Nominating and Governance Committee Charter and Director Selection Guidelines. These criteria include the candidate's integrity, training, experience and ability at making and overseeing policy in business, government or education sectors, commitment, conflicts of interest and ability to act in the best interests of the Company and its constituents and to objectively assess Board, committee and management performances. The Nominating and Governance Committee evaluates each candidate based on his or her individual merits, taking into account the needs of the Company and the composition of the Board. Other factors considered may include diversity (age, geography, professional, other), industry knowledge, leadership qualities, decision-making abilities and public company board and committee experience. Although we have no policy regarding diversity, our Director Selection Guidelines include a statement that the Board should consider diversity and other factors including industry knowledge, leadership qualities, decision-making abilities and public company board and committee experience. The Nominating and Governance Committee does not assign specific weight to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide an overall mix of skills and characteristics that will allow the Board to function effectively. The Nominating and Governance Committee is also responsible for evaluating the structure and practices of, and when appropriate, recommending new policies to, the Board, including our Corporate Governance Guidelines. The Nominating and Governance Committee held four meetings during fiscal 2009.

The Compensation Committee consists of Directors Heil, as Chairman, Pound and Westerfield. The Compensation Committee generally oversees our compensation programs and policies. The Compensation Committee is responsible for:

- Determining the compensation of our Chief Executive Officer;
- Approving all other executive officers' compensation, including salary and payments under our bonus and incentive compensation programs; and
- Administering all of our incentive compensation and other stock or stock-based plans.

In approving compensation for our executive officers, the Compensation Committee takes into account the recommendations of our Chief Executive Officer and compensation consultants, as described further in "Compensation Discussion and Analysis" below. The Compensation Committee held nine meetings during fiscal 2009.

Pursuant to its written charter, the Compensation Committee may delegate certain of its responsibilities, as it deems appropriate, to other committees of the Board or to Company officers. The Compensation Committee has delegated to Matthew K. McCauley, our Chairman of the Board and Chief Executive Officer, and Marina Armstrong, our Senior Vice President, General Manager and Secretary, the authority to make grants of stock options and restricted stock unit awards to our employees other than executive officers, within individual and aggregate share limits specified by the Committee.

2009 DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding compensation of our non-employee directors for fiscal 2009, which consisted of the following components: cash compensation, consisting of annual retainer fees, and equity compensation, consisting of annual restricted stock awards. Each of these components is described in more detail below.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Gary M. Heil	$50,000	$109,994	$159,994
Daniel R. Lyle (3)	60,000	109,994	169,994
Michael J. McCloskey (4)	37,500	109,994	147,494
John C. Pound	50,000	109,994	159,994
William U. Westerfield	50,000	109,994	159,994


Proxy

(1) This column reports the amount of cash compensation earned in fiscal 2009 for Board and committee service.

(2) The amount reported in this column for each director reflects the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Stock Compensation, which is referred to as FASB ASC Topic 718, rather than an amount paid to or realized by the director, for restricted stock awards granted in fiscal 2009. The fair values of restricted stock awards are based on the fair value of the Company's common stock on the date of grant.

In fiscal 2009, each of the non-employee directors was granted 2,972 shares of restricted stock on June 9, 2009, with a grant date fair value of $37.01 per share. At 2009 fiscal year end, each of Messrs. Heil, Lyle, Pound and Westerfield had 5,566 shares of unvested restricted stock, and all of Mr. McCloskey's awards were fully vested as a result of his retirement from the Board. The Company did not grant any stock options to non-employee directors in fiscal 2009. The non-employee directors had the following outstanding option awards at January 30, 2010: Mr. Heil—10,937 shares, Mr. Lyle—none, Mr. McCloskey—none, Mr. Pound—15,978 shares and Mr. Westerfield—none.

(3) Audit Committee Chair.

(4) Mr. McCloskey retired from the Board effective October 19, 2009.

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by the Company for members of the Board.

The components of non-employee director compensation are set forth below. Directors who are employees of the Company do not receive any compensation for their services as directors.

	Effective as of June 12, 2007
Annual Board retainer fee (except for the Chairman of the Audit Committee)	$ 50,000(1)
Annual retainer fee for the Chairman of the Audit Committee	$ 60,000(1)
Annual automatic grant of shares of restricted stock of the Company	$110,000(2)

(1) The annual retainer fee is paid on a quarterly basis on the first day of the fiscal quarter. In addition, the Company reimburses non-employee directors for actual travel and out-of-pocket expenses incurred in connection with their services. There are no additional fees for meeting attendance.

(2) The annual automatic grant of Company restricted stock is granted on the date of each annual meeting of stockholders. All shares of restricted stock are granted under the Company's 2004 Equity Incentive Plan, and the number of shares to be granted is determined by dividing the cash value of the grant of shares of restricted stock by the closing price for the Company's common stock on that date as reported on The NASDAQ Stock Market LLC. Shares subject to the restricted stock awards are subject to a forfeiture restriction that lapses with respect to one-third of the shares per year. The forfeiture restriction will lapse on an accelerated basis upon retirement.

In addition to the foregoing, all directors receive discounts on Company merchandise and on participation in Gymboree Play & Music programs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND MANAGEMENT

The following tables set forth certain information known to us with respect to beneficial ownership of our common stock as of April 5, 2010, by (i) each beneficial owner of more than 5% of the common stock, (ii) each director, (iii) our Chief Executive Officer, Chief Operating Officer/former Chief Financial Officer, and the three other most highly compensated executive officers serving as executive officers at the end of fiscal 2009 with respect to whom compensation information is disclosed in "Executive Compensation" below, and (iv) all current directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. The number of shares outstanding used in calculating the percentages for a person in the table below includes the shares underlying options held by such person to the extent exercisable within 60 days of April 5, 2010, but excludes other shares underlying options. Percentage of beneficial ownership is based on 29,621,133 shares outstanding as of April 5, 2010.

More than 5% Beneficial Stockholders

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, New York 10022 (1)	2,253,649	7.6%
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109 (2)	3,171,780	10.7%

Independent Directors

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class
Gary M. Heil (3)	16,257	*
Daniel R. Lyle (4)	10,320	*
John C. Pound (5)	26,298	*
Scott A. Ryles	—	*
William U. Westerfield (6)	5,566	*

Named Executive Officers

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class
Matthew K. McCauley (7)	597,239	2%
Blair W. Lambert (8)	221,854	*
Kip M. Garcia (9)	277,553	*
Marina Armstrong (10)	262,339	*
Lynda G. Gustafson (11)	11,664	*
All current directors and executive officers as a group (*11 persons*) (12)	1,479,075	5%

* Less than 1%.

(1) This information is derived from this stockholder's Schedule 13G filed with the SEC on January 29, 2010. BlackRock, Inc. filed the Schedule 13G and reported that, as of December 31, 2009, BlackRock, Inc. had sole voting power and sole dispositive power over 2,253,649 shares.

(2) This information is derived from this stockholder's Schedule 13G/A filed with the SEC on February 16, 2010. FMR LLC filed the Schedule 13G/A with affiliated persons and reported that, as of December 31, 2009, FMR LLC and the affiliated persons had sole voting power over 299,060 shares and sole dispositive power over 3,171,780 shares.

(3) Includes 5,937 shares underlying options that are exercisable within 60 days of April 5, 2010, and 5,566 unvested shares of restricted stock.

(4) Includes 5,566 unvested shares of restricted stock.

(5) Includes 15,978 shares underlying options that are exercisable within 60 days of April 5, 2010, and 5,566 unvested shares of restricted stock.

(6) Represents 5,566 unvested shares of restricted stock.


Proxy

(7) Includes 74,842 shares underlying options that are exercisable within 60 days of April 5, 2010, and 371,458 unvested shares of restricted stock.

(8) Includes 138,750 unvested shares of restricted stock.

(9) Includes 226,250 unvested shares of restricted stock.

(10) Includes 208,750 unvested shares of restricted stock.

(11) Includes 2,861 shares underlying options that are exercisable within 60 days of April 5, 2010 and 2,000 shares underlying restricted stock units that vest within 60 days of April 5, 2010.

(12) Includes 116,118 shares underlying options that are exercisable within 60 days of April 5, 2010, 992,472 unvested shares of restricted stock and 4,000 shares underlying restricted stock units that vest within 60 days of April 5, 2010.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Executive officers, directors and greater than 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by us and written representations from certain reporting persons, we believe that all such reports were filed on a timely basis during fiscal 2009. In April 2010, two transactions were inadvertently reported late on Form 4. Each transaction was a sale of common stock, one sale by Mr. McCauley and one sale by Mr. Garcia, pursuant to a Rule 10b5-1 sales plan previously described in a Current Report on Form 8-K filed by us with the SEC.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board is responsible for determining the compensation of our Chief Executive Officer and all other executive officers' compensation, including base salary, payments under our bonus programs and equity compensation.

General Philosophy and Objectives

It is the philosophy of the Compensation Committee that executive compensation should be performance-based. Consistent with our philosophy, we tie a significant portion of senior executive compensation to our financial and business performance. We designed our compensation policies to:

- Align the interests of our executive officers with those of our stockholders;
- Support a performance-oriented environment that recognizes individual performance as well as the achievement of specific Company goals; and
- Attract, reward and retain highly qualified executives.

We compensate our senior management, including the executive officers named in the compensation tables below, principally through a mix of base salary, cash bonus and equity compensation designed to provide total compensation at levels competitive with comparable companies with which we compete for executive talent. The Compensation Committee does not have a specific formula for the mix of base, cash incentives and equity incentives, but instead each year we examine the business plan and magnitude of "stretch" goals in the plan to determine the performance metrics and the emphasis that should be placed on annual compared to long-term incentives.

Historically, we have not entered into written employment contracts with our executives nor have we provided pension or similar benefits to our executives. Our executives participate in our 401(k) retirement plan on a similar basis as all other employees. Perquisites have been used on a limited basis and have not been a significant component of our compensation packages.

We view our four senior executives as a team responsible for much of the leadership and success achieved by the Company over the past five years. Their varied and complementary skills and their ability to work together on all aspects of the Company's business have been extremely important. Our compensation decisions for the team are influenced by this performance more than any individual's title or position, and we consider the retention of this team to be fundamental to the growth and future success of the Company.

Targeted Total Compensation and Benchmarking

Our compensation-setting process consists of targeting our Chief Executive Officer's guaranteed compensation well below the 50th percentile relative to the base compensation offered by comparable companies, while providing the opportunity to earn total compensation commensurate with the Company's performance.

As a starting point for establishing targeted total compensation for our Chief Executive Officer for fiscal 2009, we benchmarked overall compensation levels using a peer group of companies in the retail apparel sector with annual sales, market capitalizations and/or ownership profiles comparable to ours. The companies in our peer group for fiscal 2009 were Aeropostale, Buckle, Chico's, Children's Place, Coldwater Creek, Dress Barn, Guess, Hot Topic, JCrew, Limited Brands, Men's Wearhouse, New York & Company, Pacific Sunwear, Talbots, Urban Outfitters, Wet Seal and Williams-Sonoma. In establishing this peer group, the Compensation Committee examined retail companies that generally had comparable business models with complex organizations in addition to companies in a revenue range of $500 million to $2 billion as a proxy for business complexity. Our peers were generally in the market capitalization range of $700 million to $3 billion so as to include both smaller-growth retailers and more established retailers with which we might compete to attract executive talent.

The peer group for fiscal 2009 was selected by us in consultation with our compensation consultant Radford, an Aon Consulting Company ("Radford"). Radford reports directly to the Compensation Committee in performing a range of services including providing independent direction on peer group companies and pay information, financial performance comparisons, and related general compensation recommendations.

In addition to the peer group information, our annual review of compensation generally relies on both quantitative and qualitative indicators of individual and Company performance in determining total compensation, including the achievement of pre-established earnings targets and other performance metrics (discussed in detail below), expense ratios, store openings, customer acquisition and loyalty, performance relative to certain competitors, the achievement of business objectives and strategic initiatives (particularly with respect to our more recently established operating divisions such as Janie and Jack, Gymboree Outlet and Crazy 8), succession planning and retention.

We followed a similar process with respect to establishing targeted total compensation for our other executive officers, including our other named executive officers. The Compensation Committee determines the compensation of the other executive officers in consultation with our Chief Executive Officer, who provides recommendations to the Committee.

Timing of Compensation Decisions

With the exception of significant promotions and new hires, we generally begin reviewing executive compensation for each fiscal year in the fourth quarter of the prior fiscal year, with the goal of finalizing our compensation early in the first quarter of the new fiscal year. This timing enables us to consider our prior year performance and that of our executives, as well as our expectations for the current year. We prefer that incentive awards are made as early as practicable in the year to ensure clarity and alignment with our strategic goals for the year.

Components of Executive Compensation

We compensate our executive officers principally through a combination of base salary, cash bonus and equity compensation. We believe that offering executive officers a total compensation package that includes a significant portion of at-risk, performance-based awards aligns the interests of the officers with those of our stockholders.

Base Salaries

The first key component of executive compensation is base salary. We provide our executive officers with base salaries below the 50th percentile of our peer group, consistent with our philosophy that a significant majority of our executive officers' compensation should be performance-based in order to align our executive's interests with those of our stockholders.

In December 2008, our executive officers requested that the Compensation Committee reduce executive base salaries as part of an overall Company strategy to reduce costs, including compensation costs, in light of deteriorating economic conditions and the challenging retail environment. Based on this recommendation, on December 9, 2008, the Compensation Committee approved a 15% reduction in our Chief Executive Officer's salary in addition to salary reductions for the other executive officers and all other officers at the level of Vice President and above. Effective as of December 15, 2008, Mr. McCauley's base salary was reduced from $750,000 to $637,500, Mr. Garcia's base salary was reduced by 12% from $425,000 to $374,000, Mr. Lambert's and Ms. Armstrong's base salaries were reduced by 12% from $385,000 to $338,800, and Ms. Gustafson's base salary was reduced by 10% from $230,000 to $207,000. Those reduced base salaries, as well as reduced salaries for our other officers at the level of Vice President and above, were in effect for all of fiscal 2009 and are expected to remain at those levels for fiscal 2010.

Cash Bonuses

The second key component of executive compensation is our cash bonus program. We historically established cash bonus programs with quarterly and annual awards based on specific earnings goals to encourage alignment with our stockholders' interests. We have also, on occasion, provided discretionary cash bonuses in recognition of outstanding performance by an executive or group of executives.

At the beginning of fiscal 2009, our Chief Executive Officer informed the Compensation Committee that he and Mr. Lambert, Mr. Garcia and Ms. Armstrong chose not to participate in any formal incentive bonus programs for the year. At their request, we suspended our formal cash bonus program for the year for those senior executive officers.

At the end of the second and third fiscal quarters and the full fiscal year, the Company awarded cash bonuses to employees (other than executive officers) based on Company and employee performance during those periods. We awarded each of Ms. Gustafson and Jeffrey Harris (our former Vice President, Finance and, as of February 1, 2010, our Chief Financial Officer) $20,700 at the end of the second, third and fourth fiscal quarters ($62,100 in the aggregate) based on Company performance during those periods. In addition, we awarded each of Ms. Gustafson and Mr. Harris $70,000 in discretionary cash bonuses for individual and Company performance during fiscal 2009.

On February 1, 2010, the Committee reviewed the performance of Messrs. McCauley, Lambert and Garcia and Ms. Armstrong in fiscal 2009. The Committee felt that while senior management led by example in forgoing incentive bonuses for the year, the senior management team should nonetheless be rewarded for the Company's overall outstanding performance for the year. The Company's overall level of profitability and increased cash reserves, the achievement of profitability of the Crazy 8 brand, the level of internal measures of operations (such as the initial markup (IMU)), the opening of 100 new stores, and the development of a plan for international expansion were among the results viewed as significant by the Committee. The Committee concluded that Mr. McCauley's leadership and management contributed significantly to these results and determined that Mr. McCauley should receive a discretionary cash bonus of $240,000. The Committee also determined that Mr. Lambert, Mr. Garcia and Ms. Armstrong had each contributed significantly to these results and awarded each a discretionary cash bonus of $120,000. The discretionary bonus received by each of these executive officers for fiscal 2009 was less than 20% of the cash incentive bonuses that each received for fiscal 2008.

Equity Compensation

The third key component of executive compensation is equity compensation. In fiscal 2009, we continued our practice of granting to our senior executives restricted stock awards that vest based on both the achievement of specified performance goals and continued service. We believe that performance-based restricted stock provides a better vehicle for retention and a more effective long-term incentive as compared to stock options or restricted stock that vests based solely on continued service. However, we may use restricted stock awards with only time-based vesting on a limited basis as appropriate when retention or recruitment is our primary and immediate objective.

Our process for granting restricted stock is as follows:

- We consider a number of factors, including prior year performance, in determining the grant size.
- Each grant contains performance criteria that must be satisfied during the performance period in order for the restricted stock grant to be "earned" and subject to vesting.
- At the end of the performance period, the portion of the grant that is "earned" is determined based on actual performance and 25% of that earned portion vests. The unearned portion of the grant lapses.
- The remaining 75% of the earned portion of the grant vests in annual increments of 25% over three years, provided that the executive remains employed by the Company.

On April 15, 2009, we granted performance-based restricted stock awards for fiscal 2009 in the aggregate amount of 120,000 shares to Mr. McCauley and 80,000 shares to each of Mr. Lambert, Mr. Garcia, and Ms. Armstrong. The award level actually earned by the recipients depended on the satisfaction of four separate performance criteria as discussed in more detail below. At the end of the fiscal 2009 performance period, 25% of the total award for each recipient would be "earned" for each of the four performance metrics that were satisfied. For example, if three of four performance metrics were satisfied for Mr. McCauley, he would "earn" 90,000 shares.

The Committee has historically relied on earnings per share as the principal measure that reflects the Company's performance and aligns the interests of management with those of our stockholders. The Committee continues to believe that earnings per share is a valuable metric to assess Company and management performance. However, for fiscal 2009, the Committee used additional performance metrics that reflect the increasing importance to our overall strategic plan of Crazy 8, our newest concept, and the enhancement of operations at Gymboree, our largest and most-established brand. The performance metrics allowed us to measure management's success in improving the operations and internal performance of Crazy 8 and Gymboree in a period of significant economic uncertainty.

The four performance goals, each worth 25% of the total award, were as follows:

(1) *Achieving diluted earnings per share from continuing operations of $2.60 or more for fiscal 2009, as reported in our Annual Report on Form 10-K for the year.* Given the significant impact of the economic downturn on our financial performance and that of many retailers and the challenging retail environment at the beginning of the year, the Committee believed that achieving at least 80% of our fiscal 2008 earnings of $3.21 per diluted share, which approximated our fiscal 2007 earnings of $2.67 per diluted share, would be a significant accomplishment in support of shareholder value.

(2) *Generating an average IMU for Gymboree-brand stores at a specified level for specified development periods in fiscal 2009.* The IMU is a measure of the initial markup of a product expressed as a percentage of the retail selling price. IMU equals (a) the difference between the total retail value of inventory purchased and the cost value of that inventory divided by (b) the total retail value of inventory purchased. The Gymboree brand is our oldest and most mature brand and the Committee viewed an increase in the IMU from fiscal 2008 levels as a sign that we were able to effectively continue to grow that business and increase the margins for Gymboree products. The Committee believed that, taking into account macroeconomic pressures on pricing, and after achieving product cost reductions in the Gymboree brand for each of the prior four years, it would be very difficult to achieve the significant additional production cost savings during fiscal 2009 necessary to increase the Gymboree IMU, particularly as customers continued to be focused on value during the economic downturn.

(3) *Generating an average IMU for Crazy 8 stores at a specified level for specified development periods in fiscal 2009.* The Crazy 8 brand is our newest brand and our most significant growth opportunity. The Committee felt that increasing the IMU of the Crazy 8 brand, regardless of external factors affecting our profitability or the brand, would further establish the brand's ability to take full advantage of our aggressive cost reduction strategies, promote the rapid expansion of Crazy 8 and position Crazy 8 to take advantage of an economic turnaround. The Committee believed that the substantial reduction in cost of goods necessary to realize the IMU goal present a significant challenge to management, particularly for a relatively newer brand in a very competitive market.

(4) *Achieving profitability for the Crazy 8 stores in the fourth quarter of fiscal 2009.* Profitability for this purpose was defined as all Crazy 8 revenues reduced by cost of goods, direct store expenses, direct web expenses, design expenses, merchandising expenses, buying expenses and marketing expenses. The Crazy 8 brand is our most significant growth opportunity and the Compensation Committee viewed achieving internal "break-even" early in its third year of operations as evidence that the brand business model was maturing, especially in the difficult economic environment anticipated for fiscal 2009.

We have not disclosed specific IMU percentages for either the Gymboree or Crazy 8 brands as we believe that such disclosure would result in competitive harm to us. These internal metrics reflect both our ability to achieve cost reductions in production as well as internal contribution margins. We do not publicly disclose this information and if disclosed, we believe the information would provide competitors and others with insight into our product costing and pricing strategies, and the related operational strengths and weaknesses, that would be harmful to us.

For fiscal 2009, the Company achieved earnings of $3.41 per diluted share, satisfied the IMU goals for both Gymboree and Crazy 8, and Crazy 8 was profitable (as defined above) for the fourth quarter of fiscal 2009. Based on satisfaction of all four of the performance criteria, Mr. McCauley "earned" 120,000 shares and Mr. Lambert, Mr. Garcia and Ms. Armstrong each "earned" 80,000 shares. Each of these "earned" awards became 25% vested on April 15, 2010, and will vest in additional 25% increments on April 15 in each of 2011, 2012 and 2013, provided that the executive is employed by the Company at that time. Ms. Gustafson received 8,000 restricted stock units on April 15, 2009, with time-based vesting over a four-year period.

Other Benefits

Severance Benefits

We do not enter into written employment agreements with our employees, so the only severance benefits available to our executives are those under our management severance plans in effect from time to time or contained in our stock option and restricted stock award agreements. These benefits are provided to our executives at the level of Vice President and above in the case of a termination without "cause." We believe that reasonable severance benefits support employee retention, particularly in the case of executives who are long-term employees of the Company.

Under our Amended and Restated Management Severance Plan each of our named executive officers would receive a severance benefit equal to 100% of base salary in the event of an involuntary termination without cause. We also continue health and other insurance benefits for eighteen months. We believe this level of severance benefits is competitive with those offered by our peer companies both for our existing executives and for potential new executive hires.

In the event of an involuntary termination without cause (as defined in the Amended and Restated Management Severance Plan) of any executive officer, the equity awards held by such officer are treated as follows:

- any outstanding stock options that were not then fully exercisable and vested would become fully vested and exercisable, effective as of the date of termination of such executive officer;

- any applicable time-based forfeiture restrictions on outstanding performance-based restricted stock and restricted stock unit awards would lapse, effective as of the date of termination of such executive officer (this applies to "earned" awards but does not apply to awards initially granted without performance conditions or to performance-based restricted stock and restricted stock unit awards that remain subject to performance criteria at the time of termination); and
- any outstanding performance-based restricted stock and restricted stock unit awards subject to performance criteria at the time of termination are forfeited.

We believe that the lapse of restrictions on "earned" restricted stock and restricted stock units upon an executive officer's involuntary termination is appropriate given our emphasis on performance-based compensation for our executive officers and the need to provide some certainty and retention incentives to those executive officers with respect to equity awards that had been "earned" by satisfying performance criteria but which might not be realized in the case of an involuntary termination.

Change of Control

We provide change-of-control benefits to eliminate, or at least reduce, any reluctance on the part of our senior management to pursue potential change-of-control transactions that may be in the best interests of our stockholders by providing for payments that will protect them in the event of a change of control.

Under our Amended and Restated Management Change of Control Plan, each of our named executive officers would receive lump-sum payments equal to 300% (200% in the case of Ms. Gustafson) of his or her annual cash compensation (current salary plus average bonus for the prior three full fiscal years), as well as a pro-rated bonus for the year in which termination occurs, if employment terminates on an involuntary basis other than for cause within eighteen months following a change of control. We also continue health and other insurance benefits for eighteen months. To the extent that payments to any participant under the Management Change of Control Plan are "parachute payments" under Internal Revenue Code Section 280G and subject to an excise tax under Internal Revenue Code Section 4999, we will gross up the change-of-control benefits so that the participant will receive the benefit promised net of any incremental taxes imposed.

In addition, in the event of a change of control, our 2004 Equity Incentive Plan provides that all outstanding unvested stock options will become immediately vested and exercisable on that date and the participant may elect to exchange them for cash payments calculated by a formula set forth in the plan. The 2004 Equity Incentive Plan also provides that the vesting restrictions on all restricted stock and restricted stock unit awards will lapse. We provide "gross-up" benefits for each executive officer with respect to the accelerated vesting of outstanding stock options and lapse of restrictions on restricted stock and restricted stock units resulting from a change of control, even if the executive officer's employment is not terminated, if the accelerated vesting and lapse of restrictions, when aggregated with any other change-of-control payments or benefits, would constitute a "parachute payment."

As discussed above under "Equity Compensation," restricted stock, which vests over a three-year period once earned by the satisfaction of performance criteria after a one-year period, is key to creating a meaningful long-term incentive structure with an effective retention feature. The uncertainty created by the potential of a "parachute tax" as a result of the acceleration of equity awards following a change of control, whether or not followed by an involuntary termination, diminishes the potential value of those awards, which in turn may create a disincentive for our executives to pursue change-of-control transactions that may be beneficial to our stockholders. We have placed increasing weight on long-term equity incentives in our compensation structure and believe it is important to ensure that the value of those incentives is preserved in change-of-control situations.

Retirement Plans

We maintain a 401(k) plan pursuant to which we have historically matched employee contributions on a dollar-for-dollar basis up to 4% of salary, subject to applicable legal limits. There are no other retirement plans in place for any employees, including the named executive officers. Due to the difficult economic environment anticipated for fiscal 2009, the 401(k) match was suspended on March 1, 2009 and has not been reinstated.

Death Benefit

On August 13, 2009, we determined that any applicable time-based forfeiture restrictions on outstanding performance-based restricted stock and restricted stock unit awards would lapse on the death of the holder of such awards (this does not apply to awards without performance conditions or to performance-based restricted stock and restricted stock unit awards that are subject to performance criteria at the time of termination).

Perquisites and Other Benefits

We annually review the perquisites that members of our senior management receive. The primary perquisite for executives at the level of Vice President or above consists of reimbursement of up to 1% of base salary for tax-related and other financial planning services. We believe that good financial planning by experts reduces the amount of time and attention senior management must spend on that topic and maximizes the net financial reward to the employees from their compensation packages.

Executive officers historically have the opportunity to participate in our 1993 Amended and Restated Employee Stock Purchase Plan on the same basis as other employees. The Amended and Restated Employee Stock Purchase Plan was suspended on January 1, 2009, and has not been reinstated.

We pay all medical, dental and vision insurance premiums at and above the level of Vice President. We pay life and disability insurance premiums for all eligible employees. Executive officers may also participate in certain other benefit programs that we make available to all eligible employees, including discounts on our products.

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public company for compensation in excess of $1,000,000 paid to the Company's chief executive officer or any of the three other most highly compensated executive officers (other than the chief financial officer). Certain performance-based compensation is specifically exempt from the deduction limit.

The Compensation Committee attempts to minimize executive compensation expense that is non-deductible for tax purposes while retaining the flexibility necessary to provide total compensation in line with our compensation philosophy. Except with respect to a portion of the compensation expense arising from the vesting of a non-performance-based restricted stock award granted to Mr. McCauley in 2005 (in connection with his promotion to Chief Executive Officer), Section 162(m) did not limit our ability to deduct the compensation we paid for fiscal 2009.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended January 30, 2010.

THE COMPENSATION COMMITTEE

Gary M. Heil, *Chairman*
John C. Pound
William U. Westerfield

EXECUTIVE COMPENSATION

2009 SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation for each of our named executive officers for fiscal years 2009, 2008 and 2007. All numbers are rounded to the nearest dollar.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Matthew K. McCauley (3)	2009	$637,500	$240,000	$3,474,000		$15,258	$ 4,366,758
Chairman and CEO	2008	884,831	—	6,237,500	2,103,915	25,601	9,251,847
	2007	645,000	—	9,207,500	886,875	23,652	10,763,027
Blair W. Lambert (4)(5)	2009	338,800	120,000	2,316,000		16,785	2,791,585
COO/Former CFO	2008	404,516	—	2,696,350	644,144	21,681	3,766,691
	2007	385,000	—	6,629,400	449,969	21,126	7,485,495
Kip M. Garcia (6)	2009	374,000	120,000	2,316,000		12,666	2,822,666
President	2008	493,519	—	4,145,200	820,974	20,781	5,480,474
	2007	385,000	—	6,629,400	449,969	19,159	7,483,528
Marina Armstrong (7)	2009	338,800	120,000	2,316,000		18,673	2,793,473
SVP, General Manager	2008	464,886	—	2,696,350	644,144	24,720	3,830,100
	2007	384,327	—	6,629,400	449,356	26,958	7,490,041
Lynda G. Gustafson (8)	2009	207,000	132,100	231,600		14,099	584,799
VP, Corporate Controller	2008	225,750	79,660	201,350	135,488	21,672	663,920
	2007	218,500	33,000	167,400	131,100	21,820	571,820

(1) The amount reported in this column for each officer reflects the dollar amount of base salary paid in the year, including salary increases and decreases effective during the year.

(2) The amount reported in this column for each officer reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, rather than an amount paid to or realized by the officer, for restricted stock and restricted stock unit awards granted in the year. The fair values of restricted stock awards and restricted stock units are based on the fair value of the Company's common stock on the date of grant.

(3) The All Other Compensation column for fiscal 2009 with respect to Mr. McCauley represents $15,258 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured.

(4) Mr. Lambert resigned as CFO effective January 30, 2010.

(5) The All Other Compensation column for fiscal 2009 with respect to Mr. Lambert represents $15,285 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured and $1,500 for financial planning services paid for by the Company.

(6) The All Other Compensation column for fiscal 2009 with respect to Mr. Garcia represents $12,666 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured.

(7) The All Other Compensation column for fiscal 2009 with respect to Ms. Armstrong represents $15,285 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured and $3,388 for financial planning services paid by the Company.

(8) The All Other Compensation column for fiscal 2009 with respect to Ms. Gustafson includes $13,462 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured.

2009 GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information regarding grants of plan-based awards for each of our named executive officers for fiscal 2009.

Name	Type of Award	Grant Date	Estimated Future Payout Under Equity Incentive Plan Awards Target (#)	Grant Date Fair Value of Stock and Option Awards ($)
Matthew K. McCauley *Chairman and CEO*	RSA	4/15/09	120,000(1)	$3,474,000
Blair W. Lambert *COO/Former CFO*	RSA	4/15/09	80,000(1)	2,316,000
Kip M. Garcia *President*	RSA	4/15/09	80,000(1)	2,316,000
Marina Armstrong *SVP, General Manager*	RSA	4/15/09	80,000(1)	2,316,000
Lynda G. Gustafson *VP, Corporate Controller*	RSU	4/15/09	8,000(2)	231,600

(1) Each restricted stock award was subject to four separate performance goals, satisfaction of each of which entitled the recipient to 25% of the award, subject to continued service to the Company. There was no threshold or maximum amount for these awards.

(2) Ms. Gustafson was granted an award of 8,000 restricted stock units subject only to continued service to the Company. There was no threshold or maximum amount for this award.

Amounts in the Stock Awards column in the Summary Compensation Table relate to restricted stock awards (RSAs) and restricted stock unit awards (RSUs) granted under our 2004 Equity Incentive Plan. Additional information about the restricted stock and restricted stock unit awards, including the vesting schedule for the awards granted to the named executive officers and included in the 2009 Grants of Plan-Based Awards Table, is included in "Compensation Discussion and Analysis" above.


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2009 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END TABLE

The following table provides information regarding the number and estimated value of outstanding stock options and unvested stock awards held by each of our named executive officers at fiscal 2009 year end. Market values for restricted stock and restricted stock units are presented as of the end of fiscal 2009 (based on the closing stock price of our common stock on January 29, 2010, the last trading day of the year, of $39.01).

		Option Awards(1)				Stock Award			
		Number of Securities Underlying Unexercised Options(#)				Service-Based Equity Awards		Equity Incentive Plan Awards	
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)
Matthew K. McCauley, Chairman and CEO									
Equity Awards (RSA) (2)	4/15/2009							120,000	$4,681,200
Equity Awards (RSA) (3)	4/1/2008							75,000	2,925,750
Equity Awards (RSA) (4)	3/3/2008							37,500	1,462,875
Equity Awards (RSA) (5)	2/10/2007							72,916	2,844,453
Equity Awards (RSA) (6)	2/10/2006							45,000	1,755,450
Stock Options	3/21/2005	41,667	0	$12.24	3/21/2015				
Stock Options	2/7/2005	23,801	0	12.00	2/7/2015				
Stock Options	11/18/2004	9,374	0	11.66	11/18/2014				
Blair W. Lambert, COO/Former CFO									
Equity Awards (RSA) (7)	4/15/2009							80,000	3,120,800
Equity Awards (RSA) (8)	4/1/2008							30,000	1,170,300
Equity Awards (RSA) (9)	3/3/2008							18,750	731,438
Equity Awards (RSA) (10)	2/10/2007							52,500	2,048,025
Equity Awards (RSA) (11)	2/10/2006							7,500	292,575
Stock Options	3/21/2005	7,826	0	12.24	3/21/2015				
Kip M. Garcia, President									
Equity Awards (RSA) (7)	4/15/2009							80,000	3,120,800
Equity Awards (RSA) (12)	4/1/2008							45,000	1,755,450
Equity Awards (RSA) (13)	3/3/2008							30,000	1,170,300
Equity Awards (RSA) (10)	2/10/2007							52,500	2,048,025
Equity Awards (RSA) (14)	2/10/2006							10,000	390,100
Equity Awards (RSA) (15)	2/10/2006					12,500	487,625		
Stock Options	11/18/2004	8,734	0	11.66	11/18/2014				
Stock Options	4/26/2004	3,125	0	17.33	4/26/2014				
Marina Armstrong, SVP, General Manager									
Equity Awards (RSA) (7)	4/15/2009							80,000	3,120,800
Equity Awards (RSA) (8)	4/1/2008							30,000	1,170,300
Equity Awards (RSA) (9)	3/3/2008							18,750	731,438
Equity Awards (RSA) (10)	2/10/2007							52,500	2,048,025
Equity Awards (RSA) (11)	2/10/2006							7,500	292,575
Equity Awards (RSA) (15)	2/10/2006					12,500	487,625		
Lynda G. Gustafson, VP, Corporate Controller									
Equity Awards (RSU) (16)	4/15/2009					8,000	312,080		
Equity Awards (RSU) (17)	3/3/2008					3,750	146,288		
Equity Awards (RSU) (18)	4/5/2007							2,000	78,020
Equity Awards (RSU) (19)	2/10/2006					1,250	48,763		
Stock Options	2/7/2005	1,663	0	12.00	2/7/2015				
Stock Options	11/18/2004	1,198	0	11.66	11/18/2014				

(1) Except as otherwise noted, stock options vest 1/48th per month of continuous service completed from the Grant Date shown above.

(2) As described in more detail in "Compensation Discussion and Analysis" above, Mr. McCauley received a performance-based award of 120,000 shares of restricted stock. The total number of shares of Mr. McCauley's award that can vest over four years depends on satisfaction of four separate performance criteria. In each case, 25% of the

shares would vest on April 15, 2010, and 25% of the shares would vest on each of April 15, 2011, 2012 and 2013. All four performance criteria were satisfied; accordingly, 120,000 shares of the total of 120,000 shares awarded to Mr. McCauley may vest depending on his continued service to the Company, with 30,000 shares to vest on each of April 15, 2010, 2011, 2012 and 2013.

(3) Mr. McCauley received a performance-based award of 100,000 shares of restricted stock in 2008. Based on the Company's fiscal 2008 earnings per diluted share, 100,000 shares of the total of 100,000 shares awarded to Mr. McCauley may vest depending on his continued service to the Company; 25,000 shares vested on April 16, 2009, and 25,000 shares may vest on each of April 1, 2010, 2011 and 2012.

(4) Mr. McCauley received a performance-based award of 50,000 shares of restricted stock in 2008. Based on the Company's fiscal 2008 earnings per diluted share, 50,000 shares of the total of 50,000 shares awarded to Mr. McCauley may vest depending on his continued service to the Company; 12,500 shares vested on April 16, 2009, and 12,500 shares may vest on each of March 3, 2010, 2011 and 2012.

(5) Mr. McCauley received a performance-based award of 250,000 shares of restricted stock in 2007. Based on the Company's fiscal 2007 earnings per diluted share, 145,833 shares of the total of 250,000 shares awarded to Mr. McCauley may vest depending on his continued service to the Company; 36,459 shares vested on April 17, 2008, 36,458 shares vested on February 10, 2009, and 36,458 shares may vest on each of each of February 10, 2010 and 2011.

(6) Mr. McCauley received a performance-based award of 180,000 shares of restricted stock in 2006. Based on the Company's fiscal 2006 earnings per diluted share, 180,000 shares of the total of 180,000 shares awarded to Mr. McCauley may vest depending on his continued service to the Company; 45,000 shares vested on each of April 19, 2007, February 10, 2008, and February 10, 2009, and 45,000 shares may vest on February 10, 2010.

(7) As described in more detail in "Compensation Discussion and Analysis" above, Mr. Lambert, Mr. Garcia and Ms. Armstrong each received a performance-based award of 80,000 shares of restricted stock. The total number of shares of each of those awards that can vest over four years depends on satisfaction of four separate performance criteria. In each case, 25% of the shares would vest on April 15, 2010, and 25% of the shares would vest on each of April 15, 2011, 2012 and 2013. All four performance criteria were satisfied; accordingly, 80,000 shares of the total of 80,000 shares awarded to Mr. Lambert, Mr. Garcia and Ms. Armstrong may vest depending on their continued service to the Company, with 20,000 shares to vest on each of April 15, 2010, 2011, 2012 and 2013.

(8) Mr. Lambert and Ms. Armstrong each received a performance-based award of 40,000 shares of restricted stock in 2008. Based on the Company's fiscal 2008 earnings per diluted share, 40,000 shares of the total of 40,000 shares awarded to each of Mr. Lambert and Ms. Armstrong may vest depending on their continued service to the Company; 10,000 shares vested on April 16, 2009, and 10,000 shares may vest on each of April 1, 2010, 2011 and 2012.

(9) Mr. Lambert and Ms. Armstrong each received a performance-based award of 25,000 shares of restricted stock in 2008. Based on the Company's fiscal 2008 earnings per diluted share, 25,000 shares of the total of 25,000 shares awarded to each of Mr. Lambert and Ms. Armstrong may vest depending on their continued service to the Company; 6,250 shares vested on April 16, 2009, and 6,250 shares may vest on each of March 3, 2010, 2011 and 2012.

(10) Mr. Lambert, Mr. Garcia and Ms. Armstrong each received a performance-based award of 180,000 shares of restricted stock in 2007. Based on the Company's fiscal 2007 earnings per diluted share, 105,000 shares of the total of 180,000 shares awarded to each of Mr. Lambert, Mr. Garcia and Ms. Armstrong may vest depending on their continued service to the Company; 26,250 shares vested on each of April 17, 2008 and February 10, 2009, and 26,250 shares may vest on each of February 10, 2010 and 2011.

(11) Mr. Lambert and Ms. Armstrong each received a performance-based award of 30,000 shares of restricted stock in 2006. Based on the Company's fiscal 2006 earnings per diluted share, 30,000 shares of the total of

30,000 shares awarded to each of Mr. Lambert and Ms. Armstrong may vest depending on their continued service to the Company; 7,500 shares vested on each of April 19, 2007, February 10, 2008 and February 10, 2009, and 7,500 shares may vest on February 10, 2010.

(12) Mr. Garcia received a performance-based award of 60,000 shares of restricted stock in 2008. Based on the Company's fiscal 2008 earnings per diluted share, 60,000 shares of the total of 60,000 shares awarded to Mr. Garcia may vest depending on his continued service to the Company; 15,000 shares vested on April 16, 2009, and 15,000 shares may vest on each of April 1, 2010, 2011 and 2012.

(13) Mr. Garcia received a performance-based award of 40,000 shares of restricted stock in 2008. Based on the Company's fiscal 2008 earnings per diluted share, 40,000 shares of the total of 40,000 shares awarded to Mr. Garcia may vest depending on his continued service to the Company; 10,000 shares vested on April 16, 2009, and 10,000 shares may vest on each of March 3, 2010, 2011 and 2012.

(14) Mr. Garcia received a performance-based award of 40,000 shares of restricted stock in 2006. Based on the Company's fiscal 2006 earnings per diluted share, 40,000 shares of the total of 40,000 shares awarded to Mr. Garcia may vest depending on his continued service to the Company; 10,000 shares vested on each of April 19, 2007, February 10, 2008 and February 10, 2009, and 10,000 shares may vest on February 10, 2010.

(15) 12,500 shares to vest on February 10, 2010.

(16) 2,000 shares to vest on each of April 15, 2010, 2011, 2012 and 2013.

(17) 1,250 shares to vest on each of March 3, 2010, 2011 and 2012.

(18) Ms. Gustafson received a performance-based award of 4,000 restricted stock units in 2007. Based on the Company's fiscal 2007 earnings per diluted share, all 4,000 units awarded to Ms. Gustafson may vest depending on her continued service to the Company; 1,000 units vested on each of April 5, 2008 and 2009, and 1,000 units may vest on each of April 5, 2010 and 2011.

(19) 1,250 shares to vest on February 10, 2010.

2009 OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides information regarding stock option exercises and restricted stock or restricted stock unit awards vesting for each of our named executive officers during fiscal 2009. For stock options, the value realized is the difference between the closing fair market value of the underlying stock at the time of exercise and the exercise price. For stock awards, the value realized is based on the closing fair market value of the underlying stock on the vesting date.

	Option Awards		Stock Awards	
Name of Executive Officer	**Number of Shares Acquired on Exercise (#)**	**Value Realized Upon Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized Upon Vesting ($)**
Matthew K. McCauley *Chairman and CEO*			143,958	$4,127,256
Blair W. Lambert *COO/Former CFO*	72,255	$2,399,685	50,000	1,361,638
Kip M. Garcia *President*	24,600	747,976	73,750	2,011,788
Marina Armstrong *SVP, General Manager*	71,770	2,198,123	62,500	1,688,763
Lynda G. Gustafson *VP, Corporate Controller*	4,166	143,644	3,500	85,520

TERMINATION OF EMPLOYMENT AND CHANGE-OF-CONTROL ARRANGEMENTS

We offer our executives certain benefits on termination of employment under our Amended and Restated Management Severance Plan and on termination of employment following a change of control under our Amended and Restated Management Change of Control Plan. A change of control may also accelerate the vesting of unvested stock options and the lapse of restrictions on stock awards under the terms of our equity compensation plans.

We have not entered into written employment agreements with any of our executive officers, so the only contractual benefits to an executive officer in the event of a termination of employment and/or a change of control are under these plans or as set forth below.

Severance Benefits under Management Severance Plan

The Amended and Restated Management Severance Plan provides participants with certain payments if their employment terminates on an involuntary basis unrelated to a change of control of the Company. A participant's employment generally will be deemed to have been involuntarily terminated if terminated other than for cause, death or disability.

The Amended and Restated Management Severance Plan provides plan participants with severance payments equal to 25%, 50% or 100% of the participant's base salary, payable in a lump sum, plus COBRA premiums continuation payments for 3, 6, 12 or 18 months, if the participant's employment terminates on an involuntary basis unrelated to a change of control of the Company. All of our named executive officers participate in the Amended and Restated Management Severance Plan and are eligible to receive a severance payment equal to 100% of base salary, less applicable taxes, plus COBRA premiums continuation payments for 18 months, if involuntarily terminated.

Payments under the Amended and Restated Management Severance Plan are conditioned on the participant's delivery of a waiver and release of claims in a form provided by the Company. Severance payments are also subject to forfeiture if the participant violates the Company's Code of Ethics or Code of Conduct or the participant's restrictive covenants with the Company. Payments under the Amended and Restated Management Severance Plan are not payable if a participant is also entitled to benefits under the Amended and Restated Management Change of Control Plan.

Severance and Death Benefits – Acceleration of Vesting of Option Awards and Lapse of Restrictions on Stock Awards

As discussed above in "Compensation Discussion and Analysis," we provide additional benefits to our executive officers in the event of their death or involuntary termination (as defined in the Amended and Restated Management Severance Plan). Any stock options held by an executive officer that are not then fully exercisable and vested, will become fully vested and exercisable upon an involuntary termination of that officer, effective as of the date of termination. Any time-based forfeiture restrictions on outstanding performance-based restricted stock and restricted stock unit awards held by an executive officer will lapse upon the death or involuntary termination of that officer, effective as of the date of termination, as applicable (this would not apply to awards without performance conditions or to performance-based restricted stock awards that are subject to performance criteria at the time of termination).

Change of Control Benefits under Management Change of Control Plan

Participants in the Amended and Restated Management Change of Control Plan are eligible to receive certain lump-sum payments and COBRA premiums continuation payments if their employment terminates on an involuntary basis other than for cause, death or disability within a specified period (either 12 or 18 months) following a Change of Control of the Company (as defined below). The lump-sum payment is equal to a specified multiple (100%, 200% or 300%) of the participant's annual compensation (current base salary plus average annual bonus for the three full fiscal years prior to termination) plus a pro-rated bonus for the year of termination, less applicable taxes. The terminated employee will receive COBRA premiums continuation payments for a period of 12 or 18 months; however, payments in respect of each individual benefit are subject to earlier termination if a participant receives comparable coverage for that benefit under another employer's plan.

An employee's employment will generally be deemed to have been involuntarily terminated other than for cause upon (i) a material reduction in title, duties or responsibilities, (ii) a material reduction in annual base salary, or (iii) a material change in geographic work location. A "Change of Control" of the Company is generally defined as (1) an acquisition of 50% or more of the voting power of the Company, (2) a change in the composition of the Board of the Company in a two-year period, without the approval of the Incumbent Directors (as defined in the plan), that results in fewer than a majority of the Incumbent Directors remaining in office, (3) the completion of a merger or consolidation where the existing stockholders of the Company do not hold more than 50% of the voting power of the surviving entity, or (4) the sale or disposition of all or substantially all of the assets of the Company.

Under the Amended and Restated Management Change of Control Plan, if any of the named executive officers is terminated involuntarily, other than for death, disability or cause, at any time within 18 months following a Change of Control, the named executive officer, other than Lynda G. Gustafson, will be eligible to receive a payment equal to 300% of his or her annual compensation and a pro-rated bonus, in a single lump-sum payment, less applicable taxes, and COBRA premiums continuation payments for 18 months. Ms. Gustafson will be eligible to receive a payment equal to 200% of her annual compensation and a pro-rated bonus, in a single lump-sum payment, less applicable taxes, and COBRA premiums continuation payments for 18 months.

If the benefits under the Management Change of Control Plan, when aggregated with any other payments or benefits received by a participant, or to be received by a participant, would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the participant's plan benefits will be grossed up so that the net amount retained by the participant will equal the payment described in the preceding paragraph.

Change of Control Benefits under the Equity Compensation Plans – Acceleration of Vesting of Option Awards and Lapse of Restrictions on Stock Awards

In the event of a Change of Control, all outstanding awards under our 1993 Stock Option Plan, 2002 Stock Incentive Plan and 2004 Equity Incentive Plan will become immediately vested and exercisable on that date and will be terminated in exchange for cash payments calculated by a formula under the appropriate plan. The 1993 Stock Option Plan, 2002 Stock Incentive Plan and the 2004 Equity Incentive Plan each define a "Change of Control" as the acquisition by any person other than the Company, a subsidiary of the Company or an employee benefit plan of the Company of 50% or more of the voting power of the Company's outstanding securities, stockholder approval of a merger or consolidation where the existing stockholders of the Company would not hold more than 50% of the voting power of the surviving entity, a change in the Board such that the majority of directors are no longer Incumbent Directors (as that term is defined in each plan), or stockholder approval of an agreement for the sale or disposition of all or substantially all the assets of the Company.

With respect to the named executive officers, all outstanding unvested stock options will fully vest and all restrictions on all outstanding restricted stock and restricted stock unit awards will lapse.

As discussed above in "Compensation Discussion and Analysis," we provide "gross-up" benefits to executive officers in connection with the accelerated vesting and lapse of restrictions upon a Change of Control, without regard to employment status. If the accelerated vesting and lapse of restrictions, when aggregated with any other change-of-control payments or benefits, would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the participant will receive a gross-up payment so that the net amount retained by the participant will equal the value of the accelerated vesting and lapse of restrictions.

2009 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL TABLE

The potential payments upon termination of employment or change of control for each of the named executive officers are set forth in the table below. The amounts for Stock Option Vesting Acceleration and Lapse of Stock Award Restrictions in each column assume that the intrinsic value per share for vested stock options and shares of restricted stock is $39.01 per share, the closing price of the our common stock on January 29, 2010.


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Amounts payable pursuant to the Amended and Restated Management Severance Plan reported in the Before Change of Control Involuntary Termination w/o Cause column assume termination of employment on January 29, 2010, the last business day of fiscal 2009.

Amounts payable in the Change of Control column assume a change of control that is not accompanied by a termination of employment on January 29, 2010, the last business day of fiscal 2009, and includes only the amounts for option acceleration and lapse of restrictions on stock awards that are triggered upon a change of control. In this situation, "gross-up" payments are not payable to any of the named executive officers since the value of the accelerated options and lapse of forfeiture restrictions on stock awards would not have subjected any of the named executive officers to the "parachute" excise tax as of January 29, 2010.

The total value reported in the After Change of Control Involuntary Termination w/o Cause column assumes a change of control and termination of employment on January 29, 2010, and includes amounts payable under the Management Change of Control Plan and the amounts for option acceleration and lapse of restrictions on restricted stock that are triggered upon a change of control under our Equity Compensation Plans. The amounts for Severance Benefit in the After Change of Control Involuntary Termination w/o Cause column reflect the amounts payable under the Management Change of Control Plan as described above, plus a "gross-up" payment of $2,875,161 for Mr. Garcia since a portion of the total amount of benefits he is entitled to receive under the Management Change of Control Plan, together with the value of the accelerated options and lapse of forfeiture restrictions on restricted stock, would have subjected him to the "parachute" excise tax as of January 29, 2010.

Name	Benefit	Before Change of Control Involuntary Termination w/o Cause	Change of Control	After Change of Control Involuntary Termination w/o Cause
Matthew K. McCauley	Severance Benefit	$ 637,500	$ 0	$ 6,433,290
	COBRA Premiums Continuation Payments*	23,137	0	23,137
	Stock Option Vesting Acceleration	0	0	0
	Lapse of Stock Award Restrictions	8,988,528**	13,669,728	13,669,728
	Total value:	$9,649,165	$13,669,728	$20,126,155
Blair W. Lambert	Severance Benefit	$ 338,800	$ 0	$ 2,900,013
	COBRA Premiums Continuation Payments*	22,922	0	22,922
	Stock Option Vesting Acceleration	0	0	0
	Lapse of Stock Award Restrictions	4,242,338**	7,363,138	7,363,138
	Total value:	$4,604,060	$ 7,363,138	$10,286,073
Kip M. Garcia	Severance Benefit	$ 374,000	$ 0	$ 6,057,604
	COBRA Premiums Continuation Payments*	18,898	0	18,898
	Stock Option Vesting Acceleration	0	0	0
	Lapse of Stock Award Restrictions	5,363,875**	8,972,300	8,972,300
	Total value:	$5,756,773	$ 8,972,300	$15,048,802
Marina Armstrong	Severance Benefit	$ 338,800	$ 0	$ 2,839,900
	COBRA Premiums Continuation Payments*	22,922	0	22,922
	Stock Option Vesting Acceleration	0	0	0
	Lapse of Stock Award Restrictions	4,242,338**	7,850,763	7,850,763
	Total value:	$4,604,060	$ 7,850,763	$10,713,585
Lynda G. Gustafson	Severance Benefit	$ 207,000	$ 0	$ 850,888
	COBRA Premiums Continuation Payments*	20,255	0	20,255
	Stock Option Vesting Acceleration	0	0	0
	Lapse of Stock Award Restrictions	78,020**	585,150	585,150
	Total value:	$ 305,275	$ 585,150	$ 1,456,293

* Includes payments in respect of disability and life insurance benefits, as well as medical, dental and vision insurance benefits. Disability and life insurance costs are estimated based on the Company's current group plan benefit costs; actual costs of individual non-plan benefits are not known at this time. Medical, dental and vision insurance costs are calculated using the current post- termination continued benefit rate prescribed by the applicable plan.

** This amount is also payable upon death as described in "Compensation Discussion and Analysis" above.

CERTAIN RELATIONSHIPS AND RELATED-PERSON TRANSACTIONS

The Board has delegated to our Audit Committee the responsibility for reviewing related-person transactions. The Audit Committee reviews the material facts of all related-person transactions, including transactions between the Company and our officers or directors (or affiliates of officers or directors), that require the Committee's approval under the applicable rules of the SEC and NASDAQ. The Audit Committee either approves or disapproves the entering into of each related-person transaction. If advance review or approval is not feasible prior to the entry into of a particular related-person transaction, the Audit Committee will review that transaction after it has been entered into and determine whether to ratify such transaction. The Audit Committee has the authority to establish categories of related-person transactions which do not require the approval of the Committee as well as procedures for consummating certain types or categories of transactions without the approval of the Committee.

In April 2007, the Audit Committee approved written procedures authorizing our General Counsel to review and approve or ratify related-person transactions involving the payment by the Company of amounts of $100,000 or less (unless involving the General Counsel). These procedures require the General Counsel to promptly report to the Audit Committee each such related-person transaction reviewed by her and her determination.

In fiscal 2009, there were no related-person transactions under applicable SEC or NASDAQ rules.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2009 with the Company's management.
2. The Audit Committee has discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm during fiscal 2009, the matters required to be discussed by the applicable Public Company Accounting Oversight Board and Securities and Exchange Commission requirements.
3. The Audit Committee has received the written disclosures and the letter from its independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence, and has discussed with the independent accountants the independent accountants' independence.
4. Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board, and the Board approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the period ended January 30, 2010, for filing with the SEC.

THE AUDIT COMMITTEE

Daniel R. Lyle, *Chairman*
John C. Pound
William U. Westerfield

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The fees billed by Deloitte & Touche LLP for the indicated services performed during fiscal 2009 and fiscal 2008 were as follows:

	Fiscal 2009	Fiscal 2008
Audit Fees (1)	$805,000	$788,000
Audit-Related Fees (2)	4,000	10,000
Tax Fees (3)	283,300	201,000
All Other Fees (4)	2,000	—

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements and internal control over financial reporting, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under Audit Fees. In fiscal 2009, these fees were related to a consent issued for the Company's annual franchise disclosure document. In fiscal 2008, these fees were related to consents issued for the Company's 401(k) plan and annual franchise disclosure document.

(3) Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning. In fiscal 2009, these fees included $219,300 for tax consultation and $64,000 for tax compliance. In fiscal 2008, these fees included $173,000 for tax consultation and $28,000 for tax compliance.

(4) Other Fees consist of license fees for an online technical research tool.

The Audit Committee has considered the non-audit services provided by Deloitte & Touche LLP as described above and believes that they are compatible with maintaining Deloitte & Touche LLP's independence as the Company's principal accountants.

The Audit Committee has established a policy requiring its pre-approval of the retention of the Company's independent registered public accounting firm for all audit, review or attest engagements and all such non-audit services as the independent registered public accounting firm is permitted to provide the Company, as well as its approval of all fees, including those listed in the table above, for such services, other than de minimis non-audit services allowed by applicable law.

PROPOSAL TWO: APPROVAL OF AN AMENDMENT TO THE GYMBOREE CORPORATION 2004 EQUITY INCENTIVE PLAN

The Board is seeking stockholder approval of an amendment to The Gymboree Corporation 2004 Equity Incentive Plan (including the amendment that is the subject of this Proposal Two, the "2004 Plan") to increase the number of shares reserved for issuance by 1,350,000 shares.

As of April 5, 2010, 4,582 shares were reserved and available for issuance under the 2004 Plan, in addition to the 1,350,000 shares for which the Company is seeking stockholder approval. As of the same date, 1,608,084 shares under the 2004 Plan are subject to outstanding options, unvested restricted stock units and unvested restricted stock awards (1,401,299 shares of which are subject to unvested restricted stock units and the unvested portions of restricted stock awards), and 53,340 shares under The Gymboree Corporation 2002 Amended and Restated Stock Incentive Plan (the "2002 Plan") subject to outstanding options and 18,311 shares under The Gymboree Corporation 1993 Stock Option Plan (the "1993 Plan") are subject to outstanding options, for a total of 278,436 shares subject to options and 1,679,735 shares subject to options, unvested restricted stock units and unvested restricted stock awards under all three plans. No shares were available for issuance under 2002 Plan or the 1993 Plan. As of April 5, 2010, the outstanding options had a weighted-average exercise price of $13.6856 and a weighted-average remaining contractual life of 4.33 years. Shares subject to outstanding options or units that are not actually issued and delivered when an option or unit is forfeited, settled for cash or otherwise terminated, or when shares are withheld by or tendered to the Company in connection with the exercise of an option or in connection with the satisfaction of tax withholding obligations, and shares subject to awards that are subsequently forfeited to or otherwise reacquired by us, will become available for grant under the 2004 Plan.

Based on estimated usage rate, we currently anticipate depleting the shares currently available for issuance under the 2004 Plan in fiscal 2010. We expect that with the additional 1,350,000 shares for which we are seeking stockholder approval, we will have sufficient shares for equity compensation until the 2012 annual meeting of stockholders, and stockholder approval for additional shares will be sought at that time. We plan to use the additional 1,350,000 shares for which we are seeking stockholder approval to recruit, retain, motivate and reward key contributors, including key executive officers. If the amendment to the 2004 Plan is not approved by the stockholders, awards will continue to be made under the 2004 Plan to the extent shares are available.


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While adding 1,350,000 shares to the 2004 Plan will increase the potential dilution represented by the 2004 Plan, the Board believes that the potential dilution represented by our equity compensation plans is within the norms for our industry. In addition, we commit to limit the number of shares used for equity compensation awards so that the number of shares subject to awards granted in fiscal years 2010, 2011 and 2012 will not exceed, as an average over the three-year period, 3.1% of our outstanding shares per year (measured as the weighted-average common shares outstanding, excluding treasury shares, for each fiscal year). For purposes of calculating the number of shares granted in a year, stock awards, restricted stock awards and restricted stock units will count as equivalent to (1) 1.5 option shares if our annual stock price volatility is 54.6% or higher, (2) two option shares if our annual stock price volatility is between 36.1% and 54.6%, (3) 2.5 option shares if our annual stock price volatility is between 24.9% and 36.1%, (4) three option shares if our annual stock price volatility is between 16.5% and 24.9%, (5) 3.5 option shares if our annual stock price volatility is between 7.9% and 16.5% and (6) four option shares if our annual stock price volatility is less than 7.9%. The Compensation Committee considers the current stock price volatility when determining the size of awards under the 2004 Plan.

A copy of the 2004 Plan, as approved by the Board on April 13, 2010, and which will be effective upon receipt of approval from the stockholders, is attached to this proxy statement as **Appendix A** and is incorporated by reference. The following description of the 2004 Plan is a summary and does not purport to be a complete description. See **Appendix A** for more detailed information.

Description of the 2004 Plan

Purpose

The purpose of the 2004 Plan is to attract, retain and motivate our employees, officers and directors by providing them the opportunity to acquire a proprietary interest in our business and to link their interests and efforts to the long-term interests of the stockholders.

Administration

The 2004 Plan is administered by the Board or the Compensation Committee of the Board. The Compensation Committee has the authority to administer the 2004 Plan, including, among other things, the power to select individuals to whom awards are granted, to determine the types of awards and the number of shares subject to each award, to set the terms, conditions and provisions of such awards, to cancel or suspend awards and to establish procedures pursuant to which the payment of any such awards may be deferred. The Compensation Committee may delegate to one or more of our officers, to the extent permitted by Delaware law, the right to grant awards with respect to employees who are not officers or directors. With respect to discretionary awards to non-employee directors, the Board must delegate responsibility for administering the 2004 Plan to a committee composed of independent directors.

Eligibility

Awards may be granted under the 2004 Plan to our employees, officers, directors, consultants, agents, advisors and independent contractors. As of April 5, 2010, approximately 11,700 individuals were eligible to participate in the 2004 Plan.

Types of Awards

The 2004 Plan permits the granting of any or all of the following types of awards: (1) incentive and nonqualified stock options, (2) stock appreciation rights, (3) stock awards, restricted stock awards and stock units, (4) performance shares and performance units conditioned upon meeting performance criteria, and (5) other stock- or cash-based awards.

Stock Options. Stock options entitle the holder to purchase a specified number of shares of our common stock at a specified price, which is called the exercise price, subject to the terms and conditions of the option grant. The exercise price of stock options under the 2004 Plan must be at least 100% of the fair market value of our common stock on the date of the grant. The Compensation Committee will fix the term of each option. Each option will be exercisable at such time or times as determined by the Compensation Committee. Options may be exercised, in whole or in part, by payment in full of the purchase price either in cash, delivery of shares of common stock or delivery of other consideration, or by any combination of cash, stock and other consideration as may be determined by the Compensation Committee. Options may also be exercised by means of a broker-assisted cashless exercise.

After termination of service, a participant will be able to exercise the vested portion of his or her option for the period of time stated in the option agreement. If no such period of time is stated in a participant's option agreement, a participant will generally be able to exercise his or her option for (i) three months following his or her termination for reasons other than cause, death or disability and (ii) one year following his or her termination due to death or disability. If a participant is terminated for cause, all options generally will automatically expire. If a participant dies after termination of service but while an option is still exercisable, the portion of the option that was vested and exercisable as of the date of termination will generally expire on the one-year anniversary of the participant's death. In no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights ("SARs"). SARs may be granted alone ("freestanding") or in addition to other awards and may, but need not, relate to a specific option granted under the 2004 Plan. Upon exercise of an SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the right is exercised over the grant price of the SAR. The Compensation Committee may impose any conditions or restrictions on the exercise of an SAR as it deems appropriate; however, under the 2004 Plan the grant price of a freestanding SAR generally will not be less than the fair market value of a share of common stock on the date of grant, and the term will not be more than ten years. Payment upon such exercise will be in cash, stock, other property or any combination of cash, stock or other property as determined by the Compensation Committee. Any related option will no longer be exercisable to the extent the SAR has been exercised, and the related SAR will generally be canceled to the extent the option has been exercised.

Stock Awards, Restricted Stock and Stock Units. Awards of shares of stock, or awards designated in units of stock, may be granted and may be made subject to forfeiture restrictions at the Compensation Committee's discretion, which the Committee may waive at any time in its sole discretion. Until the lapse of any restrictions, recipients may not dispose of their restricted stock. Upon termination of employment during the restriction period, all shares of restricted stock still subject to restriction will be forfeited, subject to any exceptions that may be authorized by the Compensation Committee.

Performance Awards. Performance awards may be in the form of performance shares, which are units valued by reference to shares of stock, or performance units, which are units valued by reference to property other than stock. Performance shares or performance units may be payable upon the attainment of performance criteria and other terms and conditions established by the Compensation Committee, and the amount of any payment may be adjusted on the basis of such further consideration as the Committee determines. Performance awards may be paid entirely or in any combination of cash, stock or other property, in the discretion of the Compensation Committee.

Other Stock- or Cash-Based Awards. The Compensation Committee is also authorized to grant to participants, either alone or in addition to other awards granted under the 2004 Plan, incentives payable in cash or in shares of our common stock subject to terms and conditions determined by the Committee.

Shares Subject to the 2004 Plan

Number of Shares Reserved for Issuance. The 2004 Plan authorizes the issuance of up to 4,465,000 shares of common stock. In addition, up to an additional 71,651 shares of common stock subject to outstanding options under the 2002 Plan and the 1993 Plan, to the extent those options are not exercised or settled in shares, could become available for grant under the 2004 Plan. Shares of common stock covered by an award granted under the 2004 Plan will not be counted as used unless and until they are actually issued and delivered to a participant. Shares relating to awards granted under the 2004 Plan that are forfeited or otherwise reacquired by us, settled for cash or otherwise terminated and shares withheld by or tendered in connection with the exercise of an option or other award granted under the 2004 Plan or in connection with the satisfaction of tax withholding obligations relating to awards or exercises of options or other awards are available for grant under the 2004 Plan. Awards made or adjusted to assume or convert awards in connection with acquisition transactions will not reduce the number of shares authorized for issuance under the 2004 Plan. The shares of stock deliverable under the 2004 Plan will consist of authorized and unissued shares. The Compensation Committee may adjust the aggregate number of shares or the awards under the 2004 Plan in the event of a change affecting shares of common stock, such as a stock dividend, recapitalization, reorganization or merger.


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Limitations on Use of Shares Subject to the 2004 Plan. The 2004 Plan contains limitations on the numbers of shares of common stock that may be awarded in any one year to certain participants and on the aggregate maximum number of shares of common stock that can be awarded under certain types of awards. The Compensation Committee may not make awards under the 2004 Plan to any single participant who is a "covered employee" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), in any calendar year that relate to more than 400,000 shares of our common stock, except that the Committee may make a one-time award to a newly hired or promoted covered employee relating to up to 400,000 shares of common stock. In addition, the Compensation Committee may not grant performance units to any single covered employee in any one calendar year with a maximum dollar value greater than $10,000,000. Under the 2004 Plan, the aggregate number of shares subject to awards that do not have performance goals or that are made in lieu of the payment of performance-based cash incentive awards, other than awards of stock options and SARs, may not exceed 50% of the maximum aggregate number of shares reserved for issuance under the 2004 Plan. In addition, the aggregate number of shares subject to awards that do not have restrictions or that have restrictions based solely on continuous employment or services for less than three years, other than awards of stock options and SARs, may not exceed 50% of the maximum aggregate number of shares reserved for issuance under the 2004 Plan. Each grant of stock, restricted stock and restricted stock units under the 2004 Plan is subject to a minimum repurchase or forfeiture restriction for at least one calendar year after the grant date if restrictions are based on the achievement of performance goals, and three years from the grant date if restrictions are based on continuous service with the Company or a related company. The Compensation Committee may waive the applicable restrictions during the applicable restriction period only in connection with a transaction that is not a related-party transaction, a change of control, or the participant's termination of service without cause or by reason of the participant's death, disability, or retirement.

Nonassignability of Awards

Unless the Compensation Committee determines otherwise, no award granted under the 2004 Plan may be sold, assigned, transferred, pledged or otherwise encumbered by a participant, other than by will, designation of a beneficiary in a manner established by the Committee, or the laws of descent and distribution. Each award may be exercisable, during the participant's lifetime, only by the participant, or, if permissible under applicable law, by the participant's guardian or legal representative.

Term, Termination and Amendment

Unless earlier terminated by the Board or the Compensation Committee, the 2004 Plan will terminate on June 16, 2014. The Board or the Compensation Committee may generally amend, alter, suspend, discontinue or terminate all or a portion of the 2004 Plan at any time, as long as the rights of a participant are not materially impaired without the participant's consent, subject to stockholder approval to the extent necessary to comply with applicable law, stock exchange rules or regulatory requirements or, as determined by the Committee, to qualify with tax requirements. The Compensation Committee may amend the terms of any award granted, prospectively or retroactively, but cannot materially impair the rights of any participant without the participant's consent. The Compensation Committee may not reprice options or SARs without stockholder approval. Also, generally no change or adjustment may be made to an outstanding incentive stock option, without the consent of the participant, that would cause the incentive stock option to fail to continue to qualify as an incentive stock option under the Code.

Performance-Based Compensation under Section 162(m)

Under Section 162(m) of the Code, the Company is generally prohibited from deducting compensation paid to the Company's Chief Executive Officer and three other most highly compensated executive officers (other than the Company's Chief Financial Officer) in excess of $1,000,000 per person in any year. However, compensation that qualifies as performance-based is excluded for purposes of calculating the amount of compensation subject to the $1,000,000 limit. In general, the Compensation Committee determines the terms and conditions of awards. If the Compensation Committee intends to qualify an award as "performance-based compensation" under Section 162(m) of the Code, it may choose performance goals that include any or all of the following (and in combination): cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); working capital; earnings per share; book value per share; operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses); revenues; operating margins; return on assets; inventory turns; return on equity; debt; debt plus equity; market or economic value added; stock price appreciation; total stockholder return; cost control; strategic initiatives; store openings; growth and development of new concepts; market share; net income (including or excluding extraordinary items, restructuring charges or other expenses); return on invested capital; improvements in capital structure; customer satisfaction, employee satisfaction, services performance, cash management or asset management metrics; any individual performance objective measured solely in terms of quantitative targets related to the Company or its business; or any increase or decrease of one or more of the foregoing over a specified period. Performance goals may be stated in absolute terms or relative to comparison companies or indices to be achieved during a period of time. Performance goals may relate to the performance of the Company, any subsidiary, any portion of the business, product line or any combination, relative to a market index, a group of companies (or their subsidiaries, business units or product lines), or a combination, all as determined by the Compensation Committee. The Compensation Committee will have absolute discretion to reduce the amount of the award payable to any participant for any period below the maximum award determined based on the attainment of performance goals. The Compensation Committee may decide not to pay any such award to a participant for a period, based on such criteria, factors and measures as the Committee in its sole discretion may determine, including, but not limited to, individual performance and the financial and other performance of the Company, a subsidiary, or other business unit.

Company Transaction and Change in Control

Restrictions on awards granted under the 2004 Plan will terminate in certain circumstances that constitute a change of control or a merger, stock or asset sale or similar Company transaction that does not involve a related party.

Change in Control. Under the 2004 Plan, a change in control of the Company means the occurrence of any of the following events:

- An acquisition of beneficial ownership of 50% or more of either (a) the then-outstanding shares of common stock of the Company or (b) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (excluding any acquisition directly from the Company, any acquisition by the Company, any acquisition by any employee benefit plan of the Company, or a related-party transaction); or
- A change in the composition of the Board during any two-year period such that the Incumbent Directors cease to constitute at least a majority (not including directors whose election was approved by more than half of the Incumbent Directors).

Under the 2004 Plan, to maintain all of the participants' rights in the event of a change in control of the Company (as described above), unless the Compensation Committee determines otherwise with respect to a particular award:

- Any options and stock appreciation rights will become fully exercisable and vested to the full extent of the original grant;
- Any restrictions and deferral limitations applicable to any restricted stock or stock units will lapse;
- All performance shares and performance units will be considered to be earned and payable in full at target levels, and any deferral or other restriction will lapse and such performance stock and performance units will be immediately settled or distributed;
- Any restrictions and deferral limitations and other conditions applicable to any other awards will lapse, and such other awards will become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant; and
- The Compensation Committee can provide a cash-out right for awards in connection with a change in control.

Company Transaction. Under the 2004 Plan, a Company transaction means the consummation of any of the following:

- a merger or consolidation of the Company with or into any other company or other entity;
- a sale in one transaction or a series of transactions undertaken with a common purpose of at least 50% of the Company's outstanding voting securities; or
- a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of all or substantially all of the Company's assets.

Related-Party Transaction. Under the 2004 Plan, a related-party transaction means a company transaction pursuant to which:

- the beneficial ownership of the Company or the resulting company remains the same with respect to at least 50% of the voting power of the outstanding voting securities in substantially the same proportions as immediately prior to such Company transaction;
- no entity (other than the Company or an affiliate) will beneficially own 50% or more of the outstanding shares of common stock of the resulting company or the voting power of the outstanding voting securities; and
- the Company's incumbent Board will, after the Company transaction, constitute at least a majority of the board of the company resulting from such Company transaction.

Under the 2004 Plan, to maintain all of the participants' rights in the event of a Company transaction that is not a change in control or a related-party transaction, unless the Compensation Committee determines otherwise at the time of grant with respect to a particular award or elects to cash-out awards:

- All outstanding awards (other than performance awards) become fully and immediately exercisable, and any restrictions or forfeiture provisions lapse, immediately prior to the Company transaction, unless such awards are converted, assumed, or replaced by the successor company; and
- Performance awards earned and outstanding become payable in full at target levels and deferrals or other restrictions not waived by the Compensation Committee will remain in effect.

Material U.S. Federal Income Tax Consequences

The following briefly describes the U.S. federal income tax consequences of the 2004 Plan generally applicable to the Company and to participants in the 2004 Plan who are United States citizens. The discussion is general in nature and does not purport to be legal or tax advice. The discussion is based on the Code, applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this Proxy Statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. Furthermore, the discussion does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws. The tax consequences of the 2004 Plan will depend on a participant's own particular circumstances.

Stock Options

Nonqualified Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the option on the date of exercise and the option exercise price. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares underlying the option on the exercise date or the option exercise price.

Incentive Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of an incentive stock option. If a participant exercises an incentive stock option during employment as an employee or within three months after his or her employment ends (12 months in the case of permanent or total disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will have taxable income for alternative minimum tax purposes at that time as if the option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the option exercise price. If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price (or, if less, the excess of the amount realized on the disposition of the shares over the option exercise price). Additionally, the participant will have long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received upon disposition of the shares and the option exercise price increased by the amount of ordinary income, if any, the participant recognized by reason of the disqualifying disposition.

With respect to both nonqualified stock options and incentive stock options, special rules apply if a participant uses shares of our common stock already held by the participant to pay the exercise price or if the shares received upon exercise of the option are subject to a substantial risk of forfeiture by the participant.

Stock Appreciation Rights

A participant generally will not recognize taxable income upon the grant or vesting of an SAR. Upon the exercise of an SAR, a participant will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the SAR on the date of exercise and the grant price of the SAR.

Unrestricted Stock Awards

Upon receipt of a stock award that is not subject to restrictions, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid to the Company by the participant with respect to the shares. When the participant sells the shares, the participant generally will recognize short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid by the participant with respect to the shares, plus the amount of taxable ordinary income recognized by the participant upon receipt of the shares.


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Restricted Stock Awards

A recipient of a restricted stock award generally will recognize compensation taxable as ordinary income when the shares cease to be subject to restrictions in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid to the Company by the participant with respect to the shares. However, no later than 30 days after a participant receives the restricted stock award, the participant may elect to recognize compensation taxable as ordinary income in the year of the award in an amount equal to the fair market value of the shares at the time of receipt. This election is made under Section 83(b) of the Code and must meet certain technical requirements.

The tax treatment of a subsequent disposition of restricted stock will depend on whether the participant has made a timely and proper election under Section 83(b) of the Code. If the participant makes a timely and proper Section 83(b) election, when a participant sells the restricted shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. If no Section 83(b) election is made, any disposition after the restrictions lapse generally will result in short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid to the Company by the participant for the shares plus the amount of taxable ordinary income recognized by the participant either at the time the restrictions lapsed or at the time a Section 83(b) election was made, as the case may be. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the participant may not claim a deduction with respect to the income recognized as a result of making a Section 83(b) election.

Any dividends paid with respect to shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received.

Performance Awards and Other Stock Unit Awards

A participant generally will not recognize taxable income upon the grant of a performance award. Upon the distribution of cash, shares or other property to a participant pursuant to the terms of a performance award, the participant generally will recognize compensation taxable as ordinary income in an amount equal to the excess of the amount of cash or the fair market value of any property transferred to the participant pursuant to the terms of the award over any amount paid to the Company by the participant with respect to the award. The U.S. federal income tax consequences of other stock unit awards will depend upon the specific terms of each award.

Tax Consequences to the Company

In the foregoing cases, the Company generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income, subject to certain limitations imposed under the Code.

Tax Withholding

The Company is authorized to deduct or withhold from any award granted or payment due under the 2004 Plan, or require a participant to remit to the Company, the amount of any withholding taxes due in respect of the award or payment and to take such other action as may be necessary to satisfy all obligations for the payment of applicable withholding taxes. The Compensation Committee is authorized to establish procedures for election by participants to satisfy their obligations for the payment of withholding taxes by delivery of shares of the Company's stock or by directing the Company to retain stock otherwise deliverable in connection with the award. The Company is not required to issue any shares of the Company's common stock or otherwise settle an award under the 2004 Plan until all tax withholding obligations are satisfied.

Other Information

A new plan benefits table, as described in the federal proxy rules, is not provided because all awards made under the 2004 Plan are discretionary. The closing price of the Company's common stock, as reported on the NASDAQ Global Select Market on April 5, 2010, was $53.83 per share.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE GYMBOREE CORPORATION 2004 EQUITY INCENTIVE PLAN

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information as of the end of fiscal 2009 with respect to the shares of our common stock that were authorized for issuance under all of the Company's equity compensation plans in effect as of the end of fiscal 2009. We do not have any equity compensation plans that have not been approved by our stockholders.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options Warrants and Rights and Vesting of Restricted Stock Units	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plan
Equity Compensation Plan Approved by Stockholders	745,179(1)	$13.6541(2)	712,815(3)(4)(5)
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total	745,179	$13.6541	712,815

(1) Includes 406,439 shares subject to outstanding restricted stock unit awards.

(2) Does not include shares subject to outstanding restricted stock unit awards.

(3) Consists of 447,202 and 265,613 shares of common stock remaining available for issuance under The Gymboree Corporation 2004 Equity Incentive Plan and the 1993 Amended and Restated Employee Stock Purchase Plan, respectively. As the 1993 Amended and Restated Employee Stock Purchase Plan was suspended as of January 1, 2009, no shares were subject to purchase as of the end of fiscal 2009.

(4) From the inception of the 2004 Equity Incentive Plan to the end of fiscal 2009, 241,674 shares that were subject to options under the 1993 Stock Option Plan became available for issuance under the Company's 2004 Equity Incentive Plan when those options expired without having been exercised and 1,275,426 shares became available for issuance under the Company's 2004 Equity Incentive Plan that were either previously available for issuance and not subject to outstanding options under The Gymboree Corporation 2002 Stock Incentive Plan or subject to options under the Company's 2002 Stock Incentive Plan that expired without having been exercised. Up to 90,277 shares that are currently subject to outstanding options granted under the 1993 Stock Option Plan or the Company's 2002 Stock Incentive Plan may become available for issuance under the Company's 2004 Equity Incentive Plan in the future to the extent those shares are not issued (for example, if those options expire without being exercised). Shares available for issuance under the Company's 2004 Equity Incentive Plan may be granted in the form of stock options, stock awards, restricted stock awards, restricted stock units, stock appreciation rights or any other form of equity compensation approved by the Compensation Committee or the Board.


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(5) The Company's non-employee directors receive annual equity awards valued at $110,000. These awards vest over a three-year term.

PROPOSAL THREE: ADVISORY VOTE ON APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP, an independent registered public accounting firm, to audit our financial statements for fiscal year 2010, and recommends that the stockholders vote in favor of such appointment.

Deloitte & Touche LLP has served as our independent registered public accounting firm since 1987. Stockholder approval of the selection of Deloitte & Touche LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. The Sarbanes-Oxley Act of 2002 requires the Audit Committee to be directly responsible for the appointment, compensation and oversight of the audit of our financial statements and the independent registered public accounting firm. The Audit Committee will consider the results of the stockholder vote and in the event of a negative vote will reconsider its selection of Deloitte & Touche LLP. Even in the event of an affirmative stockholder vote, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they so desire. The representatives also are expected to be available to respond to appropriate questions from stockholders.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2010.

OTHER INFORMATION

Other Matters of Business

We know of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

Annual Report

Copies of The Gymboree Corporation 2009 Annual Report to Stockholders are being mailed to stockholders together with this Proxy Statement. Additional copies may be obtained from the Secretary of the Company at 500 Howard Street, San Francisco, California 94105 or at http://ir.gymboree.com/annuals.cfm.

The Gymboree Corporation Annual Report on Form 10-K for the fiscal year ended January 30, 2010, as filed with the SEC, is included in The Gymboree Corporation 2009 Annual Report to Stockholders.

Corporate Governance Information

The following corporate governance materials of the Company are available in the Investors section of our website at www.gymboree.com. You may access the materials by clicking on the "Investors & Media—Corporate Governance" link:

- Business & Ethics Code of Conduct;
- Audit Committee, Nominating and Governance Committee, and Compensation Committee charters;
- Code of Ethics for Senior Financial Officers; and
- Corporate Governance Guidelines.

If any material provision of our Business & Ethics Code of Conduct or our Code of Ethics for Senior Financial Officers is waived for our Chief Executive Officer or senior financial officers, or if any substantive changes are made to either code as they relate to any director or executive officer, we will disclose that fact on our website within four business days of such waiver being made.

Householding Information

As permitted by the SEC's rules, we will deliver only one annual report or proxy statement to multiple stockholders sharing an address unless we have received contrary instructions from one or more of the stockholders. We will, upon written or oral request, deliver a separate copy of the annual report or proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered and will include instructions as to how the stockholder can notify us that the stockholder wishes to receive a separate copy of the annual report or proxy statement. Registered stockholders wishing to receive a separate annual report or proxy statement in the future or registered stockholders sharing an address wishing to receive a single copy of the annual report or proxy statement in the future may contact our transfer agent Computershare Investor Services by mail at PO Box 43078, Providence, Rhode Island, 02940-3078, or by telephone at 877-282-1169.

Deadline for Receipt of Stockholder Proposals for 2011 Annual Meeting

Under Rule 14a-8(e) of the Securities Exchange Act of 1934, stockholder proposals which are intended to be included in our proxy statement and presented by such stockholders at the 2011 Annual Meeting must be received by us no later than Tuesday, December 28, 2010. In addition, our bylaws establish an advance notice procedure for stockholder proposals that are not intended to be included in our proxy statement, including nominations for the election of directors. A copy of the full text of the bylaw provisions setting forth the advance notice procedure may be obtained by writing to the Company's Secretary. For such proposals and nominations to be properly brought before the 2011 Annual Meeting by a stockholder, the stockholder must provide written notice delivered to or mailed to and received by the Company's Secretary at the Company's principal executive offices no earlier than Tuesday, February 8, 2011 and no later than the close of business on Thursday, March 10, 2011. Any notice of a proposal or nomination received by the Company before February 8, 2011 and after March 10, 2011 will be considered untimely under Rule 14a-4(c)(1), and the persons named as proxies in the proxy statement for the 2011 Annual Meeting will have discretionary voting authority to vote on such proposal at the 2011 Annual Meeting. Under Rule 14a-4(c)(2), for such proposals that are timely filed, the persons named as proxies in the proxy statement for the 2011 Annual Meeting will have discretionary voting authority to vote on such proposal at the 2011 Annual Meeting provided that (1) we include in our proxy statement advice on the nature of the proposal and how we intend to exercise our voting discretion and (2) the stockholder proponent does not issue a proxy statement.

Company Consideration of Stockholder-Recommended Director Nominees

Our Nominating and Governance Committee will consider director nominee recommendations submitted by stockholders. Stockholders who wish to recommend a director nominee should submit their suggestions in writing to the following: Chairperson of Nominating and Governance Committee, Attn: Secretary, The Gymboree Corporation, 500 Howard Street, San Francisco, California 94105.

Stockholders should include the name, biographical information, and other relevant information relating to the recommended director nominee, including information that would be required to be included in the proxy statement filed in accordance with applicable rules under the Securities Exchange Act of 1934, as amended, and information required by our bylaws with respect to proposed director nominees, as well as the written consent of the director nominee to be named as a nominee and to serve as a director, if elected. Evaluation of any such recommendations is the responsibility of the Nominating and Governance Committee under its written charter. In the event of any stockholder recommendations, the Nominating and Governance Committee will evaluate the persons recommended in the same manner as other candidates.

Stockholder Communications with the Board of Directors

Stockholders may contact the Board as a group or an individual director by sending written correspondence to the following address: Board of Directors, Attn: Secretary, The Gymboree Corporation, 500 Howard Street, San Francisco, California 94105. Stockholders should clearly specify in each communication the name of the individual or group of directors to whom the communication is addressed.

FOR THE BOARD OF DIRECTORS



Marina Armstrong
Secretary

Dated: April 27, 2010

APPENDIX A

THE GYMBOREE CORPORATION

2004 EQUITY INCENTIVE PLAN

SECTION 1. PURPOSE

The purpose of The Gymboree Corporation 2004 Equity Incentive Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its Related Companies by providing them the opportunity to acquire a proprietary interest in the Company and to align their interests and efforts to the long-term interests of the Company's stockholders.

SECTION 2. DEFINITIONS

Certain capitalized terms used in the Plan have the meanings set forth in **Appendix A**.

SECTION 3. ADMINISTRATION

3.1 Administration of the Plan

The Plan shall be administered by the Board or the Compensation Committee, which shall be composed of two or more directors, each of whom is a "non-employee director" within the meaning of Rule 16b-3(b)(3) promulgated under the Exchange Act, or any successor definition adopted by the Securities and Exchange Commission, and an "outside director" within the meaning of Section 162(m) of the Code, or any successor provision thereto. Notwithstanding the foregoing, the Board may delegate responsibility for administering the Plan with respect to designated classes of Eligible Persons to different committees consisting of one or more members of the Board, subject to such limitations as the Board deems appropriate, except with respect to Awards to Participants who are subject to Section 16 of the Exchange Act or Awards granted pursuant to Section 16 of the Plan. Notwithstanding the foregoing, with respect to discretionary Awards to non-employee directors, the Board shall delegate responsibility for administering the Plan to a committee composed of independent directors. Members of any committee shall serve for such term as the Board may determine, subject to removal by the Board at any time. To the extent consistent with applicable law, the Board or the Compensation Committee may authorize one or more officers of the Company to grant Awards to designated classes of Eligible Persons, within limits specifically prescribed by the Board or the Compensation Committee; provided, however, that no such officer shall have or obtain authority to grant Awards to himself or herself or to any person subject to Section 16 of the Exchange Act. All references in the Plan to the "**Committee**" shall be, as applicable, to the Compensation Committee or any other committee or any officer to whom the Board or the Compensation Committee has delegated authority to administer the Plan.

3.2 Administration and Interpretation by Committee

(a) Except for the terms and conditions explicitly set forth in the Plan and to the extent permitted by applicable law, the Committee shall have full power and exclusive authority, subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board or a Committee composed of members of the Board, to (i) select the Eligible Persons to whom Awards may from time to time be granted under the Plan; (ii) determine the type or types of Award to be granted to each Participant under the Plan; (iii) determine the number of shares of Common Stock to be covered by each Award granted under the Plan; (iv) determine the terms and conditions of any Award granted under the Plan; (v) approve the forms of notice or agreement for use under the Plan; (vi) determine whether, to what extent and under what circumstances Awards may be settled in cash, shares of Common Stock or other property or canceled or suspended; (vii) determine whether, to what extent and under what circumstances cash, shares of Common Stock, other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant; (viii) interpret and administer the Plan and any instrument evidencing an Award, notice or agreement executed or entered into under the Plan; (ix) establish such rules and regulations as it shall deem appropriate for the proper administration of the Plan; (x) delegate ministerial duties to such of the Company's employees as it so determines; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(b) In no event, however, shall the Committee have the right, without stockholder approval, to (i) cancel or amend outstanding Options or SARs for the purpose of repricing, replacing or regranting such Options or SARs with Options or SARs that have a purchase or grant price that is less than the purchase or grant price for the original Options or SARs except in connection with adjustments provided in Section 15, or (ii) issue an Option or amend an outstanding Option to provide for the grant or issuance of a new Option on exercise of the original Option.

(c) The effect on the vesting of an Award of a Company-approved leave of absence or a Participant's working less than full-time shall be determined by the Company's chief human resources officer or other person performing that function or, with respect to directors or executive officers, by the Compensation Committee, whose determination shall be final.

(d) Decisions of the Committee shall be final, conclusive and binding on all persons, including the Company, any Participant, any stockholder and any Eligible Person. A majority of the members of the Committee may determine its actions.

SECTION 4. SHARES SUBJECT TO THE PLAN

4.1 Authorized Number of Shares

Subject to adjustment from time to time as provided in Section 15.1, the number of shares of Common Stock available for issuance under the Plan shall be:

(a) 4,465,000 shares; plus

(b) any authorized shares (i) not issued or subject to outstanding options under the Company's 2002 Amended and Restated Stock Incentive Plan and the Company's Amended and Restated 1993 Stock Option Plan (the "**Prior Plans**") on the Effective Date and (ii) any shares subject to outstanding options under the Prior Plans on the Effective Date that cease to be subject to such options (other than by reason of exercise or settlement of the options to the extent they are exercised for or settled in shares), up to an aggregate maximum of 5,268,841 shares, subject to adjustment from time to time as provided in Section 15.1, which shares shall cease, as of the Effective Date, to be available for grant and issuance under the Prior Plans, but shall be available for issuance under the Plan.

Shares issued under the Plan shall be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company as treasury shares.

4.2 Share Usage

(a) Shares of Common Stock covered by an Award shall not be counted as used unless and until they are actually issued and delivered to a Participant. If any Award lapses, expires, terminates or is canceled prior to the issuance of shares thereunder or if shares of Common Stock are issued under the Plan to a Participant and thereafter are forfeited to or otherwise reacquired by the Company, the shares subject to such Awards and the forfeited or reacquired shares shall again be available for issuance under the Plan. Any shares of Common Stock (i) tendered by a Participant or retained by the Company as full or partial payment to the Company for the purchase price of an Award or to satisfy tax withholding obligations in connection with an Award, or (ii) covered by an Award that is settled in cash, or in a manner such that some or all of the shares of Common Stock covered by the Award are not issued, shall be available for Awards under the Plan. The number of shares of Common Stock available for issuance under the Plan shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional shares of Common Stock or credited as additional shares of Common Stock subject or paid with respect to an Award.

(b) The Committee shall also, without limitation, have the authority to grant Awards as an alternative to or as the form of payment for grants or rights earned or due under other compensation plans or arrangements of the Company.

(c) Notwithstanding anything in the Plan to the contrary, the Committee may grant Substitute Awards under the Plan. Substitute Awards shall not reduce the number of shares authorized for issuance under the Plan. In the event that an Acquired Entity has shares available for awards or grants under one or more preexisting plans not adopted in contemplation of such acquisition or combination, then, to the extent determined by the Board or the Compensation Committee, the shares available for grant pursuant to the terms of such preexisting plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to holders of common stock of the entities that are parties to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock authorized for issuance under the Plan; provided, however, that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of such preexisting plans, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company or a Related Company prior to such acquisition or combination. In the event that a written agreement between the Company and an Acquired Entity pursuant to which a merger or consolidation is completed is approved by the Board and said agreement sets forth the terms and conditions of the substitution for or assumption of outstanding awards of the Acquired Entity, said terms and conditions shall be deemed to be the action of the Committee without any further action by the Committee, except as may be required for compliance with Rule 16b-3 under the Exchange Act, and the persons holding such awards shall be deemed to be Participants.

(d) Notwithstanding the other provisions in this Section 4.2, the maximum number of shares that may be issued upon the exercise of Incentive Stock Options shall equal the aggregate share number stated in Section 4.1, subject to adjustment as provided in Section 15.1.

4.3 Limitations

(a) Subject to adjustment as provided in Section 15.1, the aggregate number of shares that may be issued pursuant to Awards granted under the Plan, other than Awards of Options or Stock Appreciation Rights, that are not (i) subject to restrictions based on the satisfaction of specified performance goals or (ii) granted in lieu of the payment of performance-based cash incentive awards shall not exceed 50% of the aggregate maximum number of shares specified in Section 4.1.

(b) Subject to adjustment as provided in Section 15.1, the aggregate number of shares that may be issued pursuant to Awards granted under the Plan, other than Awards of Options or Stock Appreciation Rights, that contain no restrictions or restrictions based solely on continuous employment or services for less than three years (except where Termination of Service occurs by reason of death or Disability) shall not exceed 50% of the aggregate maximum number of shares specified in Section 4.1.

(c) Each grant of Stock Awards, Restricted Stock and Restricted Stock Units granted pursuant to Sections 10, 11 or 12 of the Plan shall be subject to a minimum repurchase or forfeiture restriction such that the Award shall remain subject to repurchase or forfeiture for at least (i) one year after the Grant Date if the applicable restrictions are based on the achievement of performance goals and (ii) three years after the Grant Date if the applicable restrictions are based on continuous service with the Company or a Related Company; and the Committee may waive the applicable restrictions during the applicable restriction period only in connection with (x) a Company Transaction that is not a Related Party Transaction, (y) a Change in Control or (z) the Participant's Termination of Service without Cause or by reason of the Participant's death, Disability or retirement.

SECTION 5. ELIGIBILITY

An Award may be granted to any employee, officer or director of the Company or a Related Company whom the Committee from time to time selects. An Award may also be granted to any consultant, agent, advisor or independent contractor for bona fide services rendered to the Company or any Related Company that (a) are not in connection with the offer and sale of the Company's securities in a capital-raising transaction and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

SECTION 6. AWARDS

6.1 Form, Grant and Settlement of Awards

The Committee shall have the authority, in its sole discretion, to determine the type or types of Awards to be granted under the Plan. Such Awards may be granted either alone or in addition to or in tandem with any other type of Award. Any Award settlement may be subject to such conditions, restrictions and contingencies as the Committee shall determine.

6.2 Evidence of Awards

Awards granted under the Plan shall be evidenced by a written, including an electronic, notice or agreement that shall contain such terms, conditions, limitations and restrictions as the Committee shall deem advisable and that are not inconsistent with the Plan.

6.3 Deferrals

The Committee may permit or require a Participant to defer receipt of the payment of any Award. If any such deferral election is permitted or required, the Committee, in its sole discretion, shall establish rules and procedures for such payment deferrals, which may include the grant of additional Awards or provisions for the payment or crediting of interest or dividend equivalents, including converting such credits to deferred stock unit equivalents.

6.4 Dividends and Distributions

Participants may, if the Committee so determines, be credited with dividends paid with respect to shares of Common Stock underlying an Award in a manner determined by the Committee in its sole discretion. The Committee may apply any restrictions to the dividends or dividend equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares of Common Stock, Restricted Stock or Stock Units.

SECTION 7. OPTIONS

7.1 Grant of Options

The Committee may grant Options designated as Incentive Stock Options or Nonqualified Stock Options.

7.2 Option Exercise Price

The exercise price for shares purchased under an Option shall be as determined by the Committee, but shall not be less than 100% of the Fair Market Value on the Grant Date, except in the case of Substitute Awards. Notwithstanding the foregoing, the Committee, in its sole discretion, may establish an exercise price that is equal to the average of 100% of the Fair Market Value over a period of trading days not to exceed 30 days from the Grant Date.

7.3 Term of Options

Subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the Option, the maximum term of a Nonqualified Stock Option shall be as established for that Option by the Committee or, if not so established, shall be ten years from the Grant Date.

7.4 Exercise of Options

The Committee shall establish and set forth in each instrument that evidences an Option the time at which, or the installments in which, the Option shall vest and become exercisable, any of which provisions may be waived or modified by the Committee at any time. If not so established in the instrument evidencing the Option, the Option shall vest and become exercisable according to the following schedule, which may be waived or modified by the Committee at any time:

Period of Participant's Continuous Employment or Service With the Company or Its Related Companies From the Vesting Commencement Date	Portion of Total Option That Is Vested and Exercisable
After 1 year	1/4th
Each additional one-month period of continuous service completed thereafter	An additional 1/48th
After 4 years	100%

To the extent an Option has vested and become exercisable, the Option may be exercised in whole or from time to time in part by delivery to or as directed or approved by the Company of a properly executed stock option exercise agreement or notice, in a form and in accordance with procedures established by the Committee, setting forth the number of shares with respect to which the Option is being exercised, the restrictions imposed on the shares purchased under such exercise agreement, if any, and such representations and agreements as may be required by the Committee, accompanied by payment in full as described in Sections 7.5 and 13. An Option may be exercised only for whole shares and may not be exercised for less than a reasonable number of shares at any one time, as determined by the Committee.

7.5 Payment of Exercise Price

The exercise price for shares purchased under an Option shall be paid in full to the Company by delivery of consideration equal to the product of the Option exercise price and the number of shares purchased. Such consideration must be paid before the Company will issue the shares being purchased and must be in a form or a combination of forms acceptable to the Committee for that purchase, which forms may include:

(a) cash, check or wire transfer;

(b) tendering (either actually or, so long as the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, by attestation) shares of Common Stock that on the day prior to the exercise date have an aggregate Fair Market Value equal to the aggregate exercise price of the shares being purchased under the Option owned by the Participant for at least six months (or any shorter period necessary to avoid a charge to the Company's earnings for financial reporting purposes);

(c) so long as the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, and to the extent permitted by law, delivery of a properly executed exercise notice, together with irrevocable instructions to a brokerage firm designated or approved by the Company to deliver promptly to the Company the aggregate amount of proceeds to pay the Option exercise price and any withholding tax obligations that may arise in connection with the exercise, all in accordance with the regulations of the Federal Reserve Board; or

(d) such other consideration as the Committee may permit.

7.6 Effect of Termination of Service

The Committee shall establish and set forth in each instrument that evidences an Option whether the Option shall continue to be exercisable, and the terms and conditions of such exercise, after a Termination of Service, any of which provisions may be waived or modified by the Committee at any time. If not so established in the instrument evidencing the Option, the Option shall be exercisable according to the following terms and conditions, which may be waived or modified by the Committee at any time:

(a) Any portion of an Option that is not vested and exercisable on the date of a Participant's Termination of Service shall expire on such date.

(b) Any portion of an Option that is vested and exercisable on the date of a Participant's Termination of Service shall expire on the earliest to occur of:

(i) if the Participant's Termination of Service occurs for reasons other than Cause, Disability or death, the date that is three months after such Termination of Service;

(ii) if the Participant's Termination of Service occurs by reason of Disability or death, the one-year anniversary of such Termination of Service; and

(iii) the last day of the maximum term of the Option (the "**Option Expiration Date**").

Notwithstanding the foregoing, if a Participant dies after his or her Termination of Service but while an Option is otherwise exercisable, the portion of the Option that is vested and exercisable on the date of such Termination of Service shall expire upon the earlier to occur of (y) the Option Expiration Date and (z) the one-year anniversary of the date of death, unless the Committee determines otherwise.

Also notwithstanding the foregoing, in case a Participant's Termination of Service occurs for Cause, all Options granted to the Participant shall automatically expire upon first notification to the Participant of such termination, unless the Committee determines otherwise. If a Participant's employment or service relationship with the Company is suspended pending an investigation of whether the Participant shall be terminated for Cause, all the Participant's rights under any Option shall likewise be suspended during the period of investigation. If any facts that would constitute termination for Cause are discovered after a Participant's Termination of Service, any Option then held by the Participant may be immediately terminated by the Committee, in its sole discretion.

(c) A Participant's change in status from an employee to a consultant, advisor or independent contractor, or a change in status from a consultant, advisor or independent contractor to an employee, shall not be considered a Termination of Service for purposes of this Section 7.6.

SECTION 8. INCENTIVE STOCK OPTION LIMITATIONS

Notwithstanding any other provisions of the Plan, the terms and conditions of any Incentive Stock Options shall in addition comply in all respects with Section 422 of the Code, or any successor provision, and any applicable regulations thereunder, including, to the extent required thereunder, the following:

8.1 Dollar Limitation

To the extent the aggregate Fair Market Value (determined as of the Grant Date) of Common Stock with respect to which a Participant's Incentive Stock Options become exercisable for the first time during any calendar year (under the Plan and all other stock option plans of the Company and its parent and subsidiary corporations) exceeds $100,000, such portion in excess of $100,000 shall be treated as a Nonqualified Stock Option. In the event the Participant holds two or more such Options that become exercisable for the first time in the same calendar year, such limitation shall be applied on the basis of the order in which such Options are granted.

8.2 Eligible Employees

Individuals who are not employees of the Company or one of its parent or subsidiary corporations may not be granted Incentive Stock Options.

8.3 Exercise Price

The exercise price of an Incentive Stock Option shall be at least 100% of the Fair Market Value of the Common Stock on the Grant Date, and in the case of an Incentive Stock Option granted to a Participant who owns more than 10% of the total combined voting power of all classes of the stock of the Company or of its parent or subsidiary corporations (a "**Ten Percent Stockholder**"), shall not be less than 110% of the Fair Market Value of the Common Stock on the Grant Date. The determination of more than 10% ownership shall be made in accordance with Section 422 of the Code.

8.4 Option Term

Subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the Option, the maximum term of an Incentive Stock Option shall not exceed ten years, and in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, shall not exceed five years.

8.5 Exercisability

An Option designated as an Incentive Stock Option shall cease to qualify for favorable tax treatment as an Incentive Stock Option to the extent it is exercised (if permitted by the terms of the Option) (a) more than three months after the date of a Participant's Termination of Service if termination was for reasons other than death or disability, (b) more than one year after the date of a Participant's Termination of Service if termination was by reason of disability, or (c) after the Participant has been on leave of absence for more than 90 days, unless the Participant's reemployment rights are guaranteed by statute or contract.

8.6 Taxation of Incentive Stock Options

In order to obtain certain tax benefits afforded to Incentive Stock Options under Section 422 of the Code, the Participant must hold the shares acquired upon the exercise of an Incentive Stock Option for two years after the Grant Date and one year after the date of exercise.

A Participant may be subject to the alternative minimum tax at the time of exercise of an Incentive Stock Option. The Participant shall give the Company prompt notice of any disposition of shares acquired on the exercise of an Incentive Stock Option prior to the expiration of such holding periods.

8.7 Code Definitions

For the purposes of this Section 8 "disability," "parent corporation" and "subsidiary corporation" shall have the meanings attributed to those terms for purposes of Section 422 of the Code.

SECTION 9. STOCK APPRECIATION RIGHTS

9.1 Grant of Stock Appreciation Rights

The Committee may grant Stock Appreciation Rights to Participants at any time on such terms and conditions as the Committee shall determine in its sole discretion. An SAR may be granted in tandem with an Option or alone ("**freestanding**"). The grant price of a tandem SAR shall be equal to the exercise price of the related Option. The grant price of a freestanding SAR shall be established in accordance with procedures for Options set forth in Section 7.2. An SAR may be exercised upon such terms and conditions and for the term as the Committee determines in its sole discretion; provided, however, that, subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the SAR, the term of a freestanding SAR shall be as established for that SAR by the Committee or, if not so established, shall be ten years, and in the case of a tandem SAR, (a) the term shall not exceed the term of the related Option and (b) the tandem SAR may be exercised for all or part of the shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option, except that the tandem SAR may be exercised only with respect to the shares for which its related Option is then exercisable.

9.2 Payment of SAR Amount

Upon the exercise of an SAR, a Participant shall be entitled to receive payment in an amount determined by multiplying: (a) the difference between the Fair Market Value of the Common Stock for the date of exercise over the grant price of the SAR by (b) the number of shares with respect to which the SAR is exercised. At the discretion of the Committee as set forth in the instrument evidencing the Award, the payment upon exercise of an SAR may be in cash, in shares, in some combination thereof or in any other manner approved by the Committee in its sole discretion.

SECTION 10. STOCK AWARDS, RESTRICTED STOCK AND STOCK UNITS

10.1 Grant of Stock Awards, Restricted Stock and Stock Units

The Committee may grant Stock Awards, Restricted Stock and Stock Units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with the Company or a Related Company or the achievement of any performance goals, as the Committee shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the Award.

10.2 Vesting of Restricted Stock and Stock Units

Upon the satisfaction of any terms, conditions and restrictions prescribed with respect to Restricted Stock or Stock Units, or upon a Participant's release from any terms, conditions and restrictions of Restricted Stock or Stock Units, as determined by the Committee, and subject to the provisions of Section 13, (a) the shares of Restricted Stock covered by each Award of Restricted Stock shall become freely transferable by the Participant, and (b) Stock Units shall be paid in shares of Common Stock or, if set forth in the instrument evidencing the Awards, in cash or a combination of cash and shares of Common Stock. Any fractional shares subject to such Awards shall be paid to the Participant in cash.

10.3 Waiver of Restrictions

Notwithstanding any other provisions of the Plan, the Committee, in its sole discretion, may waive the repurchase or forfeiture period and any other terms, conditions or restrictions on any Restricted Stock or Stock Unit under such circumstances and subject to such terms and conditions as the Committee shall deem appropriate.

SECTION 11. PERFORMANCE AWARDS

11.1 Performance Shares

The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded and determine the number of Performance Shares and the terms and conditions of each such Award. Performance Shares shall consist of a unit valued by reference to a designated number of shares of Common Stock, the value of which may be paid to the Participant by delivery of shares of Common Stock or, if set forth in the instrument evidencing the Award, of such property as the Committee shall determine, including, without limitation, cash, shares of Common Stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. Notwithstanding the foregoing, the amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.

11.2 Performance Units

The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units shall consist of a unit valued by reference to a designated amount of property other than shares of Common Stock, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, shares of Common Stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. Notwithstanding the foregoing, the amount to be paid under an Award of Performance Units may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.

SECTION 12. OTHER STOCK OR CASH-BASED AWARDS

Subject to the terms of the Plan and such other terms and conditions as the Committee deems appropriate, the Committee may grant other incentives payable in cash or in shares of Common Stock under the Plan.

SECTION 13. WITHHOLDING

The Company may require the Participant to pay to the Company the amount of (a) any taxes that the Company is required by applicable federal, state, local or foreign law to withhold with respect to the grant, vesting or exercise of an Award ("**tax withholding obligations**") and (b) any amounts due from the Participant to the Company or to any Related Company ("**other obligations**"). The Company shall not be required to issue any shares of Common Stock or otherwise settle an Award under the Plan until such tax withholding obligations and other obligations are satisfied.

The Committee may permit or require a Participant to satisfy all or part of the Participant's tax withholding obligations and other obligations by (a) paying cash to the Company, (b) having the Company withhold an amount from any cash amounts otherwise due or to become due from the Company to the Participant, (c) having the Company withhold a number of shares of Common Stock that would otherwise be issued to the Participant (or become vested, in the case of Restricted Stock) having a Fair Market Value equal to the tax withholding obligations and other obligations, or (d) surrendering a number of shares of Common Stock the Participant already owns having a value equal to the tax withholding obligations and other obligations. The value of the shares so withheld may not exceed the employer's minimum required tax withholding rate, and the value of the shares so tendered may not exceed such rate to the extent the Participant has owned the tendered shares for less than six months if such limitations are necessary to avoid a charge to the Company for financial reporting purposes.

SECTION 14. ASSIGNABILITY

No Award or interest in an Award may be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by a Participant or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent the Participant designates one or more beneficiaries on a Company-approved form who may exercise the Award or receive payment under the Award after the Participant's death. During a Participant's lifetime, an Award may be exercised only by the Participant. Notwithstanding the foregoing and to the extent permitted by Section 422 of the Code, the Committee, in its sole discretion, may permit a Participant to assign or transfer an Award subject to such terms and conditions as the Committee shall specify.

SECTION 15. ADJUSTMENTS

15.1 Adjustment of Shares

In the event, at any time or from time to time, a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in the Company's corporate or capital structure results in (a) the outstanding shares of Common Stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of securities of the Company or (b) new, different or additional securities of the Company or any other company being received by the holders of shares of Common Stock, then the Committee shall make proportional adjustments in (i) the maximum number and kind of securities available for issuance under the Plan; (ii) the maximum number and kind of securities issuable as Incentive Stock Options as set forth in Section 4.2; and (iii) the number and kind of securities that are subject to any outstanding Award and the per share price of such securities, without any change in the aggregate price to be paid therefor. The determination by the Committee as to the terms of any of the foregoing adjustments shall be conclusive and binding.

Notwithstanding the foregoing, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services rendered, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, outstanding Awards. Also notwithstanding the foregoing, a dissolution or liquidation of the Company or a Company Transaction shall not be governed by this Section 15.1 but shall be governed by Sections 15.2 and 15.3, respectively.

15.2 Dissolution or Liquidation

To the extent not previously exercised or settled, and unless otherwise determined by the Committee in its sole discretion, Awards shall terminate immediately prior to the dissolution or liquidation of the Company. To the extent a vesting condition, forfeiture provision or repurchase right applicable to an Award has not been waived by the Committee, the Award shall be forfeited immediately prior to the consummation of the dissolution or liquidation.

15.3 Company Transaction; Change in Control

15.3.1 Effect of a Company Transaction That Is Not a Change in Control or a Related Party Transaction

Notwithstanding any other provision of the Plan to the contrary, unless the Committee shall determine otherwise at the time of grant with respect to a particular Award, in the event of a Company Transaction that is not (a) a Change in Control or (b) a Related Party Transaction:

(i) All outstanding Awards, other than Performance Shares and Performance Units, shall become fully and immediately exercisable, and all applicable deferral and restriction limitations or forfeiture provisions shall lapse, immediately prior to the Company Transaction and shall terminate effective at the effective time of the Company Transaction, unless such Awards are converted, assumed or replaced by the Successor Company. Notwithstanding the foregoing, with respect to Options or Stock Appreciation Rights, the Committee, in its sole discretion, may instead provide that a Participant's outstanding Options shall terminate upon consummation of such Company Transaction and that each such Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (x) the Acquisition Price multiplied by the number of shares of Common Stock subject to such outstanding Options or SARs (whether or not then exercisable) exceeds (y) the respective aggregate exercise price for such Options or grant price for such SARs.

For the purposes of this Section 15.3.1, an Award shall be considered assumed or substituted for if following the Company Transaction the option or right confers the right to purchase or receive, for each share of Common Stock subject to the Award immediately prior to the Company Transaction, the consideration (whether stock, cash or other securities or property) received in the Company Transaction by holders of Common Stock for each share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Company Transaction is not solely common stock of the Successor Company, the Committee may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option, for each share of Common Stock subject thereto, to be solely common stock of the Successor Company substantially equal in fair market value to the per share consideration received by holders of Common Stock in the Company Transaction. The determination of such substantial equality of value of consideration shall be made by the Committee, and its determination shall be conclusive and binding.

(ii) All Performance Shares or Performance Units earned and outstanding as of the date the Company Transaction is determined to have occurred shall be payable in full at the target level in accordance with the payout schedule pursuant to the Award agreement. Any remaining Performance Shares or Performance Units (including any applicable performance period) for which the payout level has not been determined shall be prorated at the target payout level up to and including the date of such Company Transaction and shall be payable in full at the target level in accordance with the payout schedule pursuant to the Award agreement. Any existing deferrals or other restrictions not waived by the Committee in its sole discretion shall remain in effect.

15.3.2 Effect of a Change in Control

Notwithstanding any other provision of the Plan to the contrary, unless the Committee shall determine otherwise at the time of grant with respect to a particular Award, in the event of a Change in Control:

(a) any Options and Stock Appreciation Rights outstanding as of the date such Change in Control is determined to have occurred, and which are not then exercisable and vested, shall become fully exercisable and vested to the full extent of the original grant;

(b) any restrictions and deferral limitations applicable to any Restricted Stock or Stock Units shall lapse, and such Restricted Stock or Stock Units shall become free of all restrictions and limitations and become fully vested and transferable to the full extent of the original grant;

(c) all Performance Shares and Performance Units shall be considered to be earned at the target level and payable in full, any deferral or other restriction shall lapse and such Performance Shares and Performance Units shall be immediately settled or distributed; and

(d) any restrictions and deferral limitations and other conditions applicable to any other Awards shall lapse, and such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant.

15.3.3 Change in Control Cash-Out

Notwithstanding any other provision of the Plan, during the 60-day period from and after a Change in Control (the "**Change in Control Exercise Period**"), if the Committee shall so determine at, or at any time after, the time of grant, a Participant holding an Option, SAR, Restricted Stock Unit or Performance Share, shall have the right, whether or not the Award is fully vested and/or exercisable and without regard to any deferral or other restriction and in lieu of the payment of the purchase price for the shares of Common Stock being purchased under an Option, to elect by giving notice to the Company within the Change in Control Exercise Period to surrender all or part of the Award to the Company and to receive cash, within 30 days of such notice:

(a) for an Option or SAR, in an amount equal to the amount by which the Acquisition Price per share of Common Stock on the date of such election shall exceed the exercise price per share of Common Stock under the Option, or the grant price per share of Common Stock under the SAR; and

(b) for a Restricted Stock Unit or Performance Share, in an amount equal to the Acquisition Price per share of Common Stock under the Restricted Stock or Performance Share, multiplied by the number of shares of Common Stock granted under the Award as to which the right granted under this Section 15.3.3 shall have been exercised.

15.4 Further Adjustment of Awards

Subject to Sections 15.2 and 15.3, the Committee shall have the discretion, exercisable at any time before a sale, merger, consolidation, reorganization, liquidation, dissolution or change in control of the Company, as defined by the Committee, to take such further action as it determines to be necessary or advisable with respect to Awards. Such authorized action may include (but shall not be limited to) establishing, amending or waiving the type, terms, conditions or duration of, or restrictions on, Awards so as to provide for earlier, later, extended or additional time for exercise, lifting restrictions and modifications, and the Committee may take such actions with respect to all Participants, to certain categories of Participants or only to individual Participants. The Committee may take such action before or after granting Awards to which the action relates and before or after any public announcement with respect to such sale, merger, consolidation, reorganization, liquidation, dissolution or change in control that is the reason for such action.

15.5 No Limitations

The grant of Awards shall in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

15.6 Fractional Shares

In the event of any adjustment in the number of shares covered by any Award, each such Award shall cover only the number of full shares resulting from such adjustment.

SECTION 16. CODE SECTION 162(m) PROVISIONS

Notwithstanding any other provision of the Plan, if the Committee determines, at the time Awards are granted to a Participant who is, or is likely to be as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that this Section 16 is applicable to such Award.

16.1 Performance Criteria

If an Award is subject to this Section 16, then the lapsing of restrictions thereon and the distribution of cash, shares of Common Stock or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one of or any combination of the following "performance criteria" for the Company as a whole or any business unit of the Company, as reported or calculated by the Company: cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); working capital; earnings per share; book value per share; operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses); revenues; operating margins; return on assets; inventory turns; return on equity; debt; debt plus equity; market or economic value added; stock price appreciation; total stockholder return; cost control; strategic initiatives; store openings; growth and development of new concepts; market share; net income (including or excluding extraordinary items, restructuring charges or other expenses); return on invested capital; improvements in capital structure; or customer satisfaction, employee satisfaction, services performance, cash management or asset management metrics (together, the "**Performance Criteria**"). Such performance goals also may be based on the achievement of specified levels of Company performance (or performance of an applicable affiliate, division or business unit of the Company) under one or more of the Performance Criteria described above relative to the performance of other corporations. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, or any successor provision thereto, and the regulations thereunder.

16.2 Adjustment of Awards

Notwithstanding any provision of the Plan other than Section 15, with respect to any Award that is subject to this Section 16, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals except in the case of the death or disability of the Covered Employee.

16.3 Limitations

Subject to adjustment from time to time as provided in Section 15.1, no Covered Employee may be granted Awards other than Performance Units subject to this Section 16 in any calendar year period with respect to more than 400,000 shares of Common Stock for such Award, except that the Company may make additional one time grants of such Awards for up to 400,000 shares to newly hired individuals, and the maximum dollar value payable with respect to Performance Units subject to this Section 16 granted to any Covered Employee in any one calendar year is $10,000,000.

The Committee shall have the power to impose such other restrictions on Awards subject to this Section 16 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

SECTION 17. AMENDMENT AND TERMINATION

17.1 Amendment, Suspension or Termination

The Board or the Compensation Committee may amend, suspend or terminate the Plan or any portion of the Plan at any time and in such respects as it shall deem advisable; provided, however, that, to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required for any amendment to the Plan; and provided, further, that any amendment that requires stockholder approval may be made only by the Board. Subject to Section 17.3, the Committee may amend the terms of any outstanding Award, prospectively or retroactively.

17.2 Term of the Plan

Unless sooner terminated as provided herein, the Plan shall terminate ten years from the Effective Date. After the Plan is terminated, no future Awards may be granted, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions. Notwithstanding the foregoing, no Incentive Stock Options may be granted more than ten years after the later of (a) the Effective Date and (b) the approval by the stockholders of any amendment to the Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code.

17.3 Consent of Participant

The amendment, suspension or termination of the Plan or a portion thereof or the amendment of an outstanding Award shall not, without the Participant's consent, materially adversely affect any rights under any Award theretofore granted to the Participant under the Plan. Any change or adjustment to an outstanding Incentive Stock Option shall not, without the consent of the Participant, be made in a manner so as to constitute a "modification" that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option. Notwithstanding the foregoing, any adjustments made pursuant to Section 15 shall not be subject to these restrictions.

SECTION 18. GENERAL

18.1 No Individual Rights

No individual or Participant shall have any claim to be granted any Award under the Plan, and the Company has no obligation for uniformity of treatment of Participants under the Plan.

Furthermore, nothing in the Plan or any Award granted under the Plan shall be deemed to constitute an employment contract or confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Related Company or limit in any way the right of the Company or any Related Company to terminate a Participant's employment or other relationship at any time, with or without cause.

18.2 Issuance of Shares

Notwithstanding any other provision of the Plan, the Company shall have no obligation to issue or deliver any shares of Common Stock under the Plan or make any other distribution of benefits under the Plan unless, in the opinion of the Company's counsel, such issuance, delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act or the laws of any state or foreign jurisdiction) and the applicable requirements of any securities exchange or similar entity.

The Company shall be under no obligation to any Participant to register for offering or resale or to qualify for exemption under the Securities Act, or to register or qualify under the laws of any state or foreign jurisdiction, any shares of Common Stock, security or interest in a security paid or issued under, or created by, the Plan, or to continue in effect any such registrations or qualifications if made.

As a condition to the exercise of an Option or any other receipt of Common Stock pursuant to an Award under the Plan, the Company may require (a) the Participant to represent and warrant at the time of any such exercise or receipt that such shares are being purchased or received only for the Participant's own account and without any present intention to sell or distribute such shares and (b) such other action or agreement by the Participant as may from time to time be necessary to comply with the federal, state and foreign securities laws. At the option of the Company, a stop-transfer order against any such shares may be placed on the official stock books and records of the Company, and a legend indicating that such shares may not be pledged, sold or otherwise transferred, unless an opinion of counsel is provided (concurred in by counsel for the Company) stating that such transfer is not in violation of any applicable law or regulation, may be stamped on stock certificates to ensure exemption from registration. The Committee may also require the Participant to execute and deliver to the Company a purchase agreement or such other agreement as may be in use by the Company at such time that describes certain terms and conditions applicable to the shares.

To the extent the Plan or any instrument evidencing an Award provides for issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

18.3 Indemnification

Each person who is or shall have been a member of the Board, or a committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Section 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by such person in settlement thereof, with the Company's approval, or paid by such person in satisfaction of any judgment in any such claim, action, suit or proceeding against such person; provided, however, that such person shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf, unless such loss, cost, liability or expense is a result of such person's own willful misconduct or except as expressly provided by statute.

The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person may be entitled under the Company's certificate of incorporation or bylaws, as a matter of law, or otherwise, or of any power that the Company may have to indemnify or hold harmless.

18.4 No Rights as a Stockholder

Unless otherwise provided by the Committee or in the instrument evidencing the Award or in a written employment, services or other agreement, no Award, other than a Stock Award, shall entitle the Participant to any cash dividend, voting or other right of a stockholder unless and until the date of issuance under the Plan of the shares that are the subject of such Award.

18.5 Compliance With Laws and Regulations

In interpreting and applying the provisions of the Plan, any Option granted as an Incentive Stock Option pursuant to the Plan shall, to the extent permitted by law, be construed as an "incentive stock option" within the meaning of Section 422 of the Code.

18.6 Participants in Other Countries or Jurisdictions

Without amending the Plan, the Committee may grant Awards to Eligible Persons who are foreign nationals on such terms and conditions different from those specified in this Plan as may, in the judgement of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and shall have the authority to adopt such modifications, procedures, subplans and the like as may be necessary or desirable to comply with provisions of the laws or regulations of other countries or jurisdictions in which the Company or any Related Company may operate or have employees to ensure the viability of the benefits from Awards granted to Participants employed in such countries or jurisdictions, meet the requirements that permit the Plan to operate in a qualified or tax-efficient manner, comply with applicable foreign laws or regulations and meet the objectives of the Plan.

18.7 No Trust or Fund

The Plan is intended to constitute an "unfunded" plan. Nothing contained herein shall require the Company to segregate any monies or other property, or shares of Common Stock, or to create any trusts, or to make any special deposits for any immediate or deferred amounts payable to any Participant, and no Participant shall have any rights that are greater than those of a general unsecured creditor of the Company.

18.8 Successors

All obligations of the Company under the Plan with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all the business and/or assets of the Company.

18.9 Severability

If any provision of the Plan or any Award is determined to be invalid, illegal or unenforceable in any jurisdiction, or as to any person, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or, if it cannot be so construed or deemed amended without, in the Committee's determination, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

18.10 Choice of Law

The Plan, all Awards granted thereunder and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of California without giving effect to principles of conflicts of law.

18.11 Legal Requirements

The granting of Awards and the issuance of shares of Common Stock under the Plan are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required.

SECTION 19. EFFECTIVE DATE

The effective date (the "**Effective Date**") is the date on which the Plan is approved by the stockholders of the Company. If the stockholders of the Company do not approve the Plan within 12 months after the Board's adoption of the Plan, any Incentive Stock Options granted under the Plan will be treated as Nonqualified Stock Options.

APPENDIX A

DEFINITIONS

As used in the Plan,

"**Acquired Entity**" means any entity acquired by the Company or a Related Company or with which the Company or a Related Company merges or combines.

"**Acquisition Price**" means the higher of (a) the highest reported sales price, regular way, of a share of Common Stock in any transaction reported on the New York Stock Exchange or other national exchange on which the Common Stock is listed or on the Nasdaq National Market during the 60-day period prior to and including the date of a Company Transaction or Change in Control or (b) if the Company Transaction or Change in Control is the result of a tender or exchange offer or a negotiated acquisition of the Company's Common Stock, the highest price per share of Common Stock paid in such tender or exchange offer or acquisition. To the extent that the consideration paid in any such transaction described above consists all or in part of securities or other noncash consideration, the value of such other securities or other noncash consideration shall be determined by the Board in its sole discretion.

"**Award**" means any Option, Stock Appreciation Right, Stock Award, Restricted Stock, Stock Unit, Performance Share, Performance Unit, cash-based award or other incentive payable in cash or in shares of Common Stock as may be designated by the Committee from time to time.

"**Board**" means the Board of Directors of the Company.

"**Cause**," unless otherwise defined in the instrument evidencing an Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means dishonesty, fraud, serious or willful misconduct, unauthorized use or disclosure of confidential information or trade secrets, or conduct prohibited by law (except minor violations), in each case as determined by the Company's chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Compensation Committee, whose determination shall be conclusive and binding.

"**Change in Control**," unless the Committee determines otherwise with respect to an Award at the time the Award is granted, means the happening of any of the following events:


Proxy

(a) an acquisition by any Entity of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (1) the then outstanding shares of common stock of the Company (the "**Outstanding Company Common Stock**") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "**Outstanding Company Voting Securities**"), excluding, however, the following (i) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege where the security being so converted was not acquired directly from the Company by the party exercising the conversion privilege, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Company, or (iv) a Related Party Transaction; or

(b) a change in the composition of the Board during any two-year period such that the individuals who, as of the beginning of such two-year period, constitute the Board (the "**Incumbent Board**") cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this definition, any individual who becomes a member of the Board subsequent to the beginning of the two-year period, whose election, or nomination for election by the Company's stockholders, was approved by a vote of more than half of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; and provided further, however, that any such individual whose initial assumption of office occurs as a result of or in connection with an actual or threatened solicitation of proxies or consents by or on behalf of an Entity other than the Board shall not be considered a member of the Incumbent Board.

"**Change in Control Exercise Period**" has the meaning set forth in Section 15.3.3.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"**Committee**" has the meaning set forth in Section 3.1.

"**Common Stock**" means the common stock, par value $0.001 per share, of the Company.

"**Company**" means The Gymboree Corporation, a Delaware corporation.

"**Company Transaction**," unless otherwise defined in the instrument evidencing the Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means consummation of:

(a) a merger or consolidation of the Company with or into any other company or other entity;

(b) a sale in one transaction or a series of transactions undertaken with a common purpose of more than 50% of the Company's outstanding voting securities; or

(c) a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of all or substantially all of the Company's assets.

Where a series of transactions undertaken with a common purpose is deemed to be a Company Transaction, the date of such Company Transaction shall be the date on which the last of such transactions is consummated.

"**Compensation Committee**" means the Compensation Committee of the Board.

"**Covered Employee**" means a "covered employee" as that term is defined for purposes of Section 162(m)(3) of the Code or any successor provision.

"**Disability**," unless otherwise defined by the Committee or in the instrument evidencing the Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means a mental or physical impairment of the Participant that is expected to result in death or that has lasted or is expected to last for a continuous period of 12 months or more and that causes the Participant to be unable to perform his or her material duties for the Company or a Related Company and to be engaged in any substantial gainful activity, in each case as determined by the Company's chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Compensation Committee, whose determination shall be conclusive and binding.

"**Effective Date**" has the meaning set forth in Section 19.

"**Eligible Person**" means any person eligible to receive an Award as set forth in Section 5.

"**Entity**" means any individual, entity or group (within the meaning of Section 13(d)(3) of the Exchange Act).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time.

"**Fair Market Value**" means the average of the high and low trading prices for the Common Stock on any given date during regular trading, or if not trading on that date, such price on the last preceding date on which the

Common Stock was traded, unless determined otherwise by the Committee using such methods or procedures as it may establish.

"**Grant Date**" means the later of (a) the date on which the Committee completes the corporate action authorizing the grant of an Award or such later date specified by the Committee or (b) the date on which all conditions precedent to an Award have been satisfied, provided that conditions to the exercisability or vesting of Awards shall not defer the Grant Date.

"**Incentive Stock Option**" means an Option granted with the intention that it qualify as an "incentive stock option" as that term is defined for purposes of Section 422 of the Code or any successor provision.

"**Nonqualified Stock Option**" means an Option other than an Incentive Stock Option.

"**Option**" means a right to purchase Common Stock granted under Section 7.

"**Parent Company**" means a company or other entity which as a result of a Company Transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries.

"**Participant**" means any Eligible Person to whom an Award is granted.

"**Performance Award**" means an Award of Performance Shares or Performance Units granted under Section 11.

"**Performance Criteria**" has the meaning set forth in Section 16.1.

"**Performance Share**" means an Award of units denominated in shares of Common Stock granted under Section 11.1.

"**Performance Unit**" means an Award of units denominated in cash or property other than shares of Common Stock granted under Section 11.2.

"**Plan**" means The Gymboree Corporation 2004 Equity Incentive Plan.

"**Related Company**" means any entity that is directly or indirectly controlled by, in control of or under common control with the Company.

"**Related Party Transaction**" means a Company Transaction pursuant to which:

(a) the Entities who are the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Company Transaction will beneficially own, directly or indirectly, at least 50% of the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Successor Company in substantially the same proportions as their ownership, immediately prior to such Company Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities;

(b) no Entity (other than the Company, any employee benefit plan (or related trust) of the Company or a Related Company, the Successor Company or, if reference was made to equity ownership of any Parent Company for purposes of determining whether clause (a) above is satisfied in connection with the applicable Company Transaction, such Parent Company) will beneficially own, directly or indirectly, 50% or more of, respectively, the outstanding shares of common stock of the Successor Company or the combined voting power of the outstanding voting securities of the Successor Company entitled to vote generally in the election of directors unless such ownership resulted solely from ownership of securities of the Company prior to the Company Transaction; and

(c) individuals who were members of the Incumbent Board will immediately after the consummation of the Company Transaction constitute at least a majority of the members of the board of directors of the Successor Company (or, if reference was made to equity ownership of any Parent Company for purposes of determining whether clause (a) above is satisfied in connection with the applicable Company Transaction, of the Parent Company).

"**Restricted Stock**" means an Award of shares of Common Stock granted under Section 10, the rights of ownership of which are subject to restrictions prescribed by the Committee.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time.

"**Stock Appreciation Right**" or "**SAR**" means a right granted under Section 9.1 to receive the excess of the Fair Market Value of a specified number of shares of Common Stock over the grant price.

"**Stock Award**" means an Award of shares of Common Stock granted under Section 10, the rights of ownership of which are not subject to restrictions prescribed by the Committee.

"**Stock Unit**" means an Award denominated in units of Common Stock granted under Section 10.

"**Substitute Awards**" means Awards granted or shares of Common Stock issued by the Company in substitution or exchange for awards previously granted by an Acquired Entity.

"**Successor Company**" means the surviving company, the successor company or Parent Company, as applicable, in connection with a Company Transaction.

"**Termination of Service**" means a termination of employment or service relationship with the Company or a Related Company for any reason, whether voluntary or involuntary, including by reason of death or Disability. Any question as to whether and when there has been a Termination of Service for the purposes of an Award and the cause of such Termination of Service shall be determined by the Company's chief human resources officer or other person performing that function or, with respect to directors and executive officers, by the Compensation Committee, whose determination shall be conclusive and binding. Transfer of a Participant's employment or service relationship between the Company and any Related Company shall not be considered a Termination of Service for purposes of an Award. Unless the Compensation Committee determines otherwise, a Termination of Service shall be deemed to occur if the Participant's employment or service relationship is with an entity that has ceased to be a Related Company.

"**Vesting Commencement Date**" means the Grant Date or such other date selected by the Committee as the date from which an Award begins to vest.

The GYMBOREE® Corporation

FORM 10-K

2009 ANNUAL REPORT

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED JANUARY 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 000-21250

THE GYMBOREE CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**94-2615258**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
500 Howard Street, San Francisco, California	**94105**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 278-7000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of each exchange on which registered
COMMON STOCK, $0.001 PAR VALUE	The NASDAQ Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of August 1, 2009, was approximately $1,124,000,000 based upon the last sales price reported for such date on The NASDAQ Stock Market LLC.

As of February 27, 2010, 29,454,035 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on June 8, 2010 (hereinafter referred to as the "Proxy Statement") are incorporated by reference into Part III.

THE GYMBOREE CORPORATION

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

The discussion in this Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Inaccurate assumptions and known and unknown risks and uncertainties can affect the accuracy of forward-looking statements, and our actual results could differ materially from results that may be anticipated by such forward-looking statements. Certain risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in Item 1A, "Risk Factors." That section, along with other sections of this Annual Report, describes some, but not all, of the factors that could cause actual results to differ significantly from management's expectations. When used in this document, the words "believes," "expects," "estimates" or "anticipates" and similar expressions are intended to identify certain of these forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The cautionary statements made in this document should be read as being applicable to all forward-looking statements wherever they appear in this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on information available as of the date of this report. We do not intend to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise.

PART 1

ITEM 1. BUSINESS

The Gymboree Corporation is a specialty retailer operating stores selling high-quality apparel and accessories for children under the GYMBOREE®, GYMBOREE OUTLET, JANIE AND JACK® and Crazy 8® brands, as well as play programs for children under the GYMBOREE PLAY & MUSIC® brand. The Company operates retail stores in the United States, Canada and Puerto Rico, primarily in regional shopping malls and in selected suburban and urban locations. All references to "we," "our," "us" and the "Company" in this Annual Report mean The Gymboree Corporation and its subsidiaries.

GENERAL

Management's vision is to reach every mom in America and moms around the world with a branded assortment of wholesome age-appropriate products made for children. In achieving this vision, the Company has developed three brands: Gymboree, Janie and Jack and Crazy 8, along with the original Company brand, Gymboree Play and Music. As of January 30, 2010, the Company conducted its business through five primary divisions: Gymboree, Gymboree Outlet, Janie and Jack, Crazy 8, and Gymboree Play & Music.

Gymboree: Gymboree stores offer high-quality, fashionable, child-appropriate apparel and accessories characterized by mix and match colors, patterns and whimsical graphics, complex embellishments, comfort, functionality, and durability for children sizes newborn through 12. As of January 30, 2010, the Company operated 629 Gymboree stores, including 593 stores in the United States, 34 stores in Canada and two stores in Puerto Rico, as well as an online store at *www.gymboree.com.*

Gymboree Outlet: Gymboree Outlet stores provide high-quality mix and match children's apparel and accessories in the same size ranges as traditional Gymboree stores but at outlet prices. The majority of our Gymboree Outlet product is developed and manufactured exclusively for the Gymboree Outlet stores. As of January 30, 2010, the Company operated 139 Gymboree Outlet stores in the United States and one store in Puerto Rico.

Janie and Jack: Janie and Jack shops offer distinctive, finely crafted clothing and accessories for boys and girls sizes newborn through 8. Lush fabrics, a hand-made quality and details such as hand-embroidery, smocking and vintage prints are utilized to create classic looks. Shops have a European style reminiscent of a small boutique in Paris. As of January 30, 2010, the Company operated 119 Janie and Jack shops in the United States, as well as an online shop at *www.janieandjack.com.*

Crazy 8: Crazy 8 stores provide wholesome age-appropriate fashion at price points approximately 25% to 30% lower than Gymboree. Through merchandise design, product presentation, store environment, customer service and packaging, Crazy 8 stores reflect an upscale store experience at value prices. Crazy 8 apparel is offered in sizes newborn through 14 and addresses a broader demographic customer base than Gymboree. The product assortment is a balanced offering of boy and girl product. As of January 30, 2010, the Company operated 65 Crazy 8 stores in the United States, as well as an online store at *www.crazy8.com.*

Gymboree Play & Music: Gymboree Play & Music offers children ages newborn to 5 years the opportunity to explore, learn and play in an innovative parent-child program. Gymboree Play & Music offers an array of classes developed by early childhood experts, as well as birthday parties and developmental toys, books and music. As of January 30, 2010, Gymboree Play & Music programs were offered at 8 Company-operated play centers (3 in California, 4 in Florida and 1 in Arizona) and 642 franchisee-operated play centers, of which approximately 36% are located in the United States, and the remaining 64% are located in 30 other countries.

Gymboree was organized in October 1979 as a California corporation and re-incorporated as a Delaware corporation in June 1992.

RETAIL STORES

As of January 30, 2010, the Company operated a total of 953 retail stores, including 916 stores in the United States (593 Gymboree stores, 139 Gymboree Outlet stores, 119 Janie and Jack shops, and 65 Crazy 8 stores), 34 Gymboree stores in Canada, 2 Gymboree stores in Puerto Rico, and 1 Gymboree Outlet store in Puerto Rico. The Company also operates 3 online stores at *www.gymboree.com*, *www.janieandjack.com*, and *www.crazy8.com.*

In fiscal 2009, the Company opened 72 stores, including 18 Gymboree stores, 22 Gymboree Outlet stores, 5 Janie and Jack shops, and 27 Crazy 8 stores. The Company also relocated or remodeled 50 Gymboree stores and closed 4 Gymboree stores and 1 Janie and Jack shop. During fiscal 2010, the Company plans to open approximately 100 to 125 new stores, including 10 Gymboree stores (including 2 stores in Australia), 10 Gymboree Outlet stores, 5 Janie and Jack shops, and 75 to 100 Crazy 8 stores, and plans to remodel, relocate or expand approximately 43 Gymboree stores. In addition, in fiscal 2010, pursuant to a franchise agreement with the Company, an unaffiliated third party plans to open several Gymboree stores in the Middle East.

The Company's online stores at *www.gymboree.com*, *www.janieandjack.com* and *www.crazy8.com* offer the entire Gymboree, Janie and Jack and Crazy 8 product offering, respectively. The Company fully integrates its online stores with its retail stores by offering the same products, pricing and promotions. The Company also has a "Save the Sale" policy, whereby retail stores order merchandise for customers from the online stores. In addition, customers are allowed to return merchandise purchased online at traditional retail stores and vice versa.

SUPPLIERS

The majority of our apparel is manufactured to our specifications by approximately 220 independent manufacturers located primarily in Asia (principally China (36%), Indonesia (20%), India (11%) and Thailand (9%)). The Company purchases all products in U.S. dollars. One buying agent manages approximately 90% of our inventory purchases. We have no long-term contracts with suppliers and typically transact business on an order-by-order basis. Our factories undergo annual audits for social accountability by an independent third party. In addition, all products undergo a quality audit performed by independent third parties.

SEASONALITY AND COMPETITION

The Company's operations are seasonal in nature, with sales from our retail operations peaking during the fourth quarter, primarily during the holiday season in November and December. During fiscal 2009, 2008 and 2007, the fourth quarter accounted for approximately 30% of our net sales from retail operations.

The Company's Gymboree, Gymboree Outlet, Janie and Jack, and Crazy 8 brands compete on a national level with BabyGap and GapKids (divisions of Gap Inc.), certain leading department stores operating in malls, outlet centers or street locations, certain discount retail chains such as Old Navy (a division of Gap Inc.), The Children's Place, Wal-Mart, Target and Carter's, as well as with a wide variety of local and regional specialty stores, with certain other retail chains, and with children's retailers that sell their products by mail order, over the Internet or through outlet malls. The principal factors affecting competition for retail sales are product design, product quality, brand image, customer service and pricing. Our goal is to provide our customers with high-quality apparel at a price that reflects excellent value. We design and produce our apparel exclusively for sale at our retail and online stores.

TRADEMARKS AND SERVICE MARKS

In the United States, the Company is the owner of the trademarks and service marks "GYMBOREE," "JANIE AND JACK," "CRAZY 8" and "GYMBOREE PLAY & MUSIC," and the trademarks "GYMBO" and "GYMBUCKS." These marks and certain other of our marks are registered with the United States Patent and Trademark Office. The mark "GYMBOREE" is also registered, or is the subject of pending applications, in approximately 92 foreign countries. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. Our rights in the "GYMBOREE," "JANIE AND JACK" and "CRAZY 8" marks and other marks are a significant part of our business. Accordingly, we intend to maintain the marks and the related registrations. We are not aware of any material claims of infringement or other material challenges to our right to use the "GYMBOREE," "JANIE AND JACK" and "CRAZY 8" marks in the United States.

The Company uses a number of other trademarks, certain of which have been registered with the United States Patent and Trademark Office and in certain foreign countries. We believe that our registered and common-law trademarks have significant value and that some of our trademarks are instrumental to our ability to both market our products and create and sustain demand for our products.

TEAM MEMBERS

As of January 30, 2010, the Company had approximately 12,400 full-time and part-time employees or 4,900 full-time equivalents. In addition, a significant number of seasonal employees are hired during each holiday selling season. None of the Company's employees are represented by a labor union.

SEGMENT AND INTERNATIONAL FINANCIAL INFORMATION

Financial information for the Company's two reportable segments, retail stores and Gymboree Play & Music, and for its Canadian subsidiary for each of the three fiscal years ended January 30, 2010, January 31, 2009 and February 2, 2008 is contained in Note 8 to the consolidated financial statements.

Less than 5% of the Company's revenues were derived from outside the United States, and less than 3% of the Company's long-lived assets were located outside the United States in fiscal 2009, 2008 and 2007.

AVAILABLE INFORMATION

The Company makes available on its website at *www.gymboree.com*, under "Our Company—Financial Resources & SEC filings," free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such documents as soon as reasonably practicable after the

Company electronically files or furnishes such materials to the U.S. Securities and Exchange Commission ("SEC"). The Company also makes available under "Our Company—Corporate Governance," its code of ethics as well as other documents and materials relating to corporate governance.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information regarding our executive officers as of March 29, 2010:

Matthew K. McCauley	37	Chief Executive Officer and Chairman of the Board
Blair W. Lambert	52	Chief Operating Officer
Kip M. Garcia	59	President
Marina Armstrong	47	Senior Vice President, Human Resources and Play & Music, and Secretary
Jeffrey P. Harris	47	Chief Financial Officer
Lynda G. Gustafson	45	Vice President, Corporate Controller

Matthew K. McCauley has served as our Chief Executive Officer since January 2006 and Chairman of the Board since July 2006. Mr. McCauley joined The Gymboree Corporation in July 2001 as Director of Allocation and was named Vice President of Planning and Allocation in 2003, Senior Vice President and General Manager in February 2005, President in June 2005, Chief Executive Officer in January 2006, and Chairman of the Board in July 2006. Mr. McCauley has been on our Board of Directors since October 2005. Prior to joining The Gymboree Corporation, Mr. McCauley served in a variety of positions at Gap Inc., a clothing retailer, including Planning Manager from 2000 to 2001 and Manager of Business Solutions in 2001.

Blair W. Lambert has served as our Chief Operating Officer since January 2005 and has been on our Board of Directors since June 2003. Mr. Lambert also served as our Chief Financial Officer from January 2005 to January 2010. In August 2003, Mr. Lambert joined Illuminations.com, Inc., a candle and home decorating retailer, as the Chief Financial Officer. He was named to the Illuminations.com, Inc. Board of Directors in October 2003. Mr. Lambert has been a vineyard owner since October 2001 and, prior to becoming an officer of Illuminations.com, was a private consultant for specialty retail companies. Mr. Lambert served as the Chief Financial Officer of bebe stores, inc., a clothing retailer, from June 1996 through October 2001. From 1988 to 1996, Mr. Lambert was employed by Esprit de Corp., a wholesaler and retailer of junior and children's apparel, footwear and accessories, most recently serving as Corporate Vice President of Finance. Mr. Lambert is an inactive Certified Public Accountant.

Kip M. Garcia joined The Gymboree Corporation in May 2004 as Senior Vice President of Merchandising—Kids and was named President in January 2006. Prior to joining The Gymboree Corporation, Mr. Garcia served as Senior Vice President for GapKids, a division of Gap Inc., a children's clothing retailer, from April 2002 to February 2003 and Senior Vice President for DFS Merchandising Ltd., a travel retail company, from February 1992 to February 2002.

Marina Armstrong has served as our Senior Vice President, Human Resources, and Play & Music since August 2008 and Secretary since December 2004. Ms. Armstrong joined The Gymboree Corporation in May 1997 as a District Manager and became a Human Resources Staffing Manager at the corporate office in 1998. Later that year she was promoted to Director, Recruiting and Staffing. Ms. Armstrong was named Vice President, Human Resources in 1999, Senior Vice President, Stores, Human Resources and Loss Prevention in February 2005, and Senior Vice President, Stores, Human Resources, and Play & Music in January 2006. Ms. Armstrong was named Assistant Secretary in March 2002 and Secretary in December 2004. Prior to joining The Gymboree Corporation, Ms. Armstrong held several human resources and store operations positions with other retailers including Saks Fifth Avenue, Robinsons-May and The Bon Marche.

Jeffrey P. Harris joined The Gymboree Corporation as Vice President, Finance in July 2005 and was promoted to Chief Financial Officer in February 2010. In 2004, Mr. Harris served as Vice President of Finance for CBS MarketWatch, a leading multimedia source of financial news and information, until its sale to Dow Jones in 2005. From 2001 to 2004, he was employed at Lucasfilm in the capacity of Corporate Controller. Prior to that time, Mr. Harris worked in the Consumer Products division of The Walt Disney Company, an entertainment company, as Controller and Director of Finance for its Art and Collectibles division. He also spent over seven years working in various finance and audit roles for the Tribune Company based in Chicago, Illinois. Mr. Harris is an inactive Certified Public Accountant.

Lynda G. Gustafson has served as our Vice President, Corporate Controller since February 2005. Ms. Gustafson joined The Gymboree Corporation in August 2001 as the Corporate Controller and was promoted to Vice President, Corporate Controller in February 2005. Ms. Gustafson was a business consultant for various companies from September 2000 to July 2001. From November 1993 to August 2000, Ms. Gustafson was at US Home & Garden, Inc., a manufacturer and distributor of lawn and garden products, and was the Vice President, Finance and Principal Accounting Officer when she departed. Ms. Gustafson is a Certified Public Accountant.

ITEM 1A. RISK FACTORS

The recent global economic downturn may continue to harm our business.

The recent global economic downturn has caused disruptions and volatility in global financial markets, economic uncertainty, high unemployment levels, high consumer debt levels, limited availability of credit to customers, and declining consumer and business confidence, which has led to decreased levels of consumer spending. These macroeconomic developments have and could continue to negatively impact our business, which depends on the general economic environment and levels of consumer spending in the United States and other parts of the world. Consumer spending may not return to normal levels for an extended period of time. As a result, we may not be able to maintain or increase our sales, open and operate new stores, or maintain or improve our earnings. To the extent that the recovery of the global economy is inhibited, and economic conditions such as unemployment levels and consumer spending do not return to pre-recession levels, our operating results, financial condition, and cash flows will be materially and adversely affected.

Further, we work with a large number of small vendors some of whom have been or may be significantly impacted by the economic downturn. If a number of these vendors fail, the delays and costs that we would likely incur in replacing them and in finding replacement goods and services could have a material adverse effect on our business, financial condition and operating results.

We may not be able to continue our current level of sales and earnings, which could cause the market price for our common stock to decline.

In recent years we realized substantial growth in both sales and earnings, including growth during the recent economic downturn. We do not expect such growth, if any, to continue at these historical rates. Many factors have affected, and will continue to affect, our performance. We expect that future increases in net sales and net income, if any, will be dependent on our ability, among other factors, to expand our newer growth concept, Crazy 8, and improve its financial performance; to expand all of our retail concepts internationally; to generate more sales to existing customers in the core Gymboree division through growth of the Boy department business; and to attract new customers and increase sales to existing customers by leveraging the Company's loyalty program, direct mail campaigns and other marketing efforts. Other factors that could impact our sales and earnings growth are discussed in this section. Any decline in our sales or earnings could have a material adverse effect on the market price of our common stock.

Our comparable store sales fluctuate over time, which may cause the market price of our common stock to decline.

Our comparable store sales have fluctuated in the past and are expected to fluctuate in the future. Our comparable store sales are affected by a number of factors, including economic conditions, our merchandise assortment, inventory levels, weather conditions, timing of our promotional offerings, competition, regulatory changes, and the overall retail environment. The investment community often tracks comparable store sales, therefore a decline or significant fluctuation in comparable store sales, or a failure to meet investor expectations of comparable store sales, could materially affect the market price of our common stock.

Our business may be negatively impacted by consumer product safety laws, regulations or related legal actions.

Our products are subject to consumer product safety laws, as well as regulations and standards with respect to product quality and safety set by various governmental authorities, including the Consumer Product Safety Commission. New consumer product safety laws or changes to existing laws and regulations may make certain products unsalable or require us to incur significant compliance costs, which could have a material adverse effect on our earnings and stock price. One such new law is the Consumer Product Safety Improvement Act of 2008, which imposes significant requirements relating to the presence of lead and other substances in apparel and accessories, as well as enhances the penalties for noncompliance. Our inability, or that of our vendors or manufacturers, to comply on a timely basis with such laws and regulatory requirements could result in significant fines or penalties, which could adversely affect our reputation and earnings.

Although we currently test products sold in our stores and at our Gymboree Play & Music sites, we have in the past and may in the future need to recall products that we later determine may present safety issues. If we or the Consumer Product Safety Commission recall a product sold in our stores, we could experience negative publicity and product liability lawsuits, which could have a material adverse effect on our reputation, financial position and earnings.

Our results may be adversely affected by our failure to anticipate and respond to changes in fashion trends and consumer preferences in a timely manner.

Our sales and profitability depend upon the continued demand by customers for our apparel and accessories. We believe that our success depends in large part upon our ability to anticipate, gauge and respond in a timely manner to changing consumer demands and fashion trends and upon the appeal of our products. Further, current economic conditions and levels of discretionary spending also affect fashion trends and preferences. We may not be able to anticipate, gauge, and respond effectively to changes in fashion trends, and the demand for our apparel or accessories may decline as a result. In addition, since much of our inventory is sourced from vendors located outside the United States, we usually must order merchandise, and enter into contracts for the purchase and manufacture of such merchandise, up to nine months in advance of the applicable selling season and frequently before trends are known. A decline in demand for our apparel and accessories or a misjudgment of fashion trends could, among other things, lead to lower sales, excess inventories and higher markdowns, each of which could have a material adverse effect on our business, financial condition and operating results.

Our newer concepts and businesses require a substantial commitment of resources and are not certain of ultimate success.

Our ongoing efforts to develop, launch and grow new divisions, businesses and brands, such as Crazy 8, require significant capital expenditures and management attention. Our commitment of management resources and capital to a new concept means that those resources and capital are unavailable for our other activities and operations.

Our decision to launch or expand a new business is based on our assessment that a significant opportunity exists in the marketplace. Our ability to successfully launch or expand a new business depends in part on our ability to appropriately identify, develop and effectively execute our strategies and initiatives. Failure to do so effectively may lead to increased costs and lower sales, each of which could have a material adverse effect on our operating results.

We have opened new businesses in the past that were ultimately unsuccessful, such as the Janeville division, which we opened in fiscal 2004 and closed in fiscal 2006. There can be no assurance that new business concepts will be successful, and our incurrence of expenses in the launch of new business concepts that do not ultimately succeed could have a material adverse effect on our operating results. In addition, new business concepts may cannibalize existing business concepts. If such cannibalization is significant, it could have a material adverse effect on our operating results.

Competition and the strength of our competitors may impair our ability to maintain or grow our sales and adversely affect our operating results.

The apparel segment of the specialty retail industry is highly competitive. The principal factors of competition for retail sales are product design, product quality, brand image, customer service and pricing. Our Gymboree, Gymboree Outlet, Janie and Jack, and Crazy 8 brands compete on a national level with BabyGap and GapKids (divisions of Gap Inc.), certain leading department stores operating in malls, outlet centers or street locations, certain discount retail chains such as Old Navy (a division of Gap Inc.), The Children's Place, Wal-Mart, Target and Carter's, as well as a wide variety of local and regional specialty stores, certain other retail chains, and children's retailers that sell their products by mail order, online or through outlet malls. Many of these competitors are larger than us and have substantially greater financial, marketing and other resources. Increased competition may reduce sales and gross margins, and increase operating expenses, each of which could have a material adverse effect on our operating results.

We may not be able to successfully operate if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.

Our continued success is largely dependent on the individual efforts and abilities of our senior management team and certain other key personnel and on our ability to retain current management and to attract and retain qualified key personnel in the future. The loss of certain key employees or our inability to continue to attract and retain other qualified key employees could have a material adverse effect on our growth, operations and financial position.

Our business may be harmed by additional United States regulation of foreign trade or delays caused by additional United States customs requirements.

Our business is subject to the risk that the United States may adopt additional regulations relating to imported apparel products, including quotas, duties, taxes and other charges or restrictions on imported apparel. We cannot predict whether additional United States quotas, duties, taxes or other charges or restrictions will be imposed upon the importation of our products in the future, or what effect any such actions would have on our business, financial position and operating results. If the United States government imposes any such charges or restrictions, our supply of products could be disrupted and their cost could substantially increase, either of which could have a material adverse effect on our operating results. Unforeseen delays in customs clearance of any goods could have a material adverse effect on our ability to deliver complete shipments to our stores in a timely manner, which in turn could have a material adverse effect on our business and operating results.

Because we purchase our products abroad, our business is sensitive to risks associated with international business.

Our products are currently manufactured to our specifications by independent factories located primarily in Asia. As a result, our business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, currency fluctuations, adverse conditions such as epidemics, natural disasters, wars, acts of terrorism, social or political unrest, disruptions or delays in transportation or customs clearance, local business practices and changes in economic conditions in countries in which our suppliers are located. We cannot predict the effect of such factors on our business relationships with foreign suppliers or on our ability to deliver products into our stores in a timely manner. If even a small portion of our current foreign manufacturing sources or textile mills were to cease doing business with us for any reason, such actions could have a material adverse effect on our operating results and financial position.

In addition, we are currently pursuing strategies to reduce product costs. These strategies may result in sourcing product from factories from which we have not previously purchased products and which may be in countries in which we have not done business before. Further, labor costs and commodity costs (such as cotton) are currently increasing in some of the countries where our products are manufactured. Increased labor and commodity costs, together with the volatility in fuel prices and foreign exchange rates, may impact our ability to reduce product costs.

We are dependent on one facility for distribution of product to all of our stores.

We handle merchandise distribution for all of our stores from a single facility in Dixon, California. Any significant interruption in the operation of this distribution facility due to natural disasters, accidents, system failures or other unforeseen causes could delay or impair our ability to distribute merchandise to our stores, which could cause sales to decline and have a material adverse effect on our earnings and financial position.

In addition, we use an automated unit sortation system to manage the order processing for all of our direct-to-consumer businesses. In the event that this single unit sortation system becomes inoperable for any reason, we would not be able to ship all direct-to-consumer orders in the timely manner that our customers expect. As a result, we could experience a reduction in our direct-to-consumer business, which could negatively impact sales and profitability.

We may be subject to negative publicity or be sued if our manufacturers violate labor laws or engage in practices that our customers believe are unethical.

We require our independent manufacturers to operate their businesses in compliance with the laws and regulations that apply to them. Our sourcing personnel periodically visit and monitor the operations of our independent manufacturers, but we cannot control their business and labor practices. We also rely on an independent third party to audit our factories on an annual basis. If an independent manufacturer violates or is suspected of violating labor laws or other applicable regulations, or if a manufacturer engages in labor or other practices that diverge from those typically acceptable in the United States and the other countries in which we operate, we could in turn experience negative publicity or be sued. Negative publicity or legal actions regarding our manufacturers or the production of our products could have a material adverse effect on our reputation, sales, business, financial position and operating results.

The loss of a key buying agent could disrupt our ability to deliver our inventory supply in a timely fashion, impacting its value.

One buying agent manages approximately 90% of our inventory purchases. Although we believe that other buying agents could be identified and retained to place our required foreign production, the loss of this buying agent could result in delays in procuring inventory, which could result in a material adverse effect on our business and operating results.

We are dependent on third parties for critical business functions, and their failure to provide services to us could have a material adverse effect on our business and operating results.

We rely on third parties for critical functions involving credit card processing and store communications. These third parties may experience financial difficulties and unforeseen business disruptions that could adversely affect their ability to perform their contractual obligations to us, including their obligations to comply with Payment Card Industry ("PCI") data security standards. Any such failure to provide services to us or to comply with PCI security requirements could impact our internal communications systems, including our ability to accept payment cards, which could have an adverse impact on business operations and lead to lower sales. Although we believe that other vendors could be identified and retained to provide these services, a change in vendors would take time and could result in a material adverse effect on our business and operating results.

Damage to our computer systems could severely impair our ability to manage our business.

Our operations depend on our ability to maintain and protect the computer systems we use to manage our purchase orders, store inventory levels, web applications, accounting functions and other critical aspects of our business. Our systems are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. We have computer systems in each of our stores, with the main database servers for our systems located in San Francisco, California, which is located on or near known earthquake fault zones. An earthquake or other disaster could have a material adverse impact on our business and operating results not only by damaging our stores or corporate headquarters, but also by damaging our main servers, which could disrupt our business for an indeterminate length of time.

Our business may be harmed if our computer network security is compromised.

Despite our considerable efforts and technology to secure our computer network, security could be compromised, confidential information, such as customer credit card numbers, could be misappropriated, or system disruptions could occur. These events could lead to adverse publicity or loss of sales and could cause us to incur significant costs to reimburse third parties for damages which could adversely impact profits. We believe that we are currently compliant with PCI data security standards, which require annual audits by independent qualified security assessors to assess compliance. Failure to comply with the security requirements or rectify a security issue may result in fines and the imposition of restrictions on our ability to accept payment cards. There can be no assurance that we will be able to continue to satisfy PCI security standards. In addition, PCI is controlled by a limited number of vendors who have the ability to impose changes in PCI's fee structure and operational requirements without negotiation. Such changes in fees and operational requirements may result in our failure to comply with PCI security standards, as well as significant unanticipated expenses.

Our ability to successfully implement significant information technology systems is critical to our business.

We plan to continue to upgrade our information technology infrastructure. Such technology systems changes are complex and could cause disruptions that may adversely affect our business. While management strives to ensure the orderly implementation of various information technology systems, we may not be able to successfully execute these changes without potentially incurring a significant disruption to our business. Even if we are successful with implementation, we may not achieve the expected benefits from these initiatives, despite having expended significant capital. We may also determine that additional investment is required to bring our systems to their desired state; this could result in a significant additional investment of time and money and increased implementation risk. Furthermore, we intend to rely on third parties to fulfill contractual obligations related to some of these system upgrades. Failure of these third parties to fulfill their contractual obligations could lead to significant expenses or losses due to a disruption in business operations.

Our operating and financial performance in any given period might not meet the guidance that we have provided to the public.

We provide public guidance on our expected operating and financial results for future periods. Although we believe that this guidance gives investors and analysts a better understanding of management's expectations for the future, and is useful to our shareholders and potential shareholders, such guidance is comprised of forward-looking statements that are subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our guidance may not be accurate, particularly in periods of economic disruption such as the recent global economic downturn. If in the future our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock could significantly decline. Further, frequent changes in guidance could increase the volatility of our stock price.

We must timely and effectively deliver merchandise to our stores and customers.

We cannot control all of the various factors that might affect our fulfillment rates for online sales and timely and effective merchandise delivery to our stores. We rely upon third-party carriers for our merchandise shipments to and from stores and reliable data regarding the timing of those shipments. In addition, we are heavily dependent upon two carriers for the delivery of our merchandise to online customers. Labor disputes, union organizing activity, inclement weather, natural disasters and acts of terrorism could affect those carriers' ability to provide delivery services to meet our shipping needs. Failure to deliver merchandise in a timely and effective manner could damage our reputation and sales.

Our online businesses face distinct operating risks.

The successful operation of our online businesses depends on efficient and uninterrupted operation of our order-taking and fulfillment operations. Disruptions or slowdowns in these areas could result from disruptions in telephone service or power outages, inadequate system capacity, system issues, computer viruses, human error, changes in programming, natural disasters or adverse weather conditions. Our online businesses are generally vulnerable to additional risks and uncertainties associated with the Internet, including changes in required technology and other technical failures, as well as changes in applicable federal and state regulation, security breaches, and consumer privacy concerns. Problems in any of these areas could result in a reduction in sales, increased costs and damage to our reputation and brands.

Our efforts to expand internationally through franchising and similar arrangements may not be successful and could impair the value of our brands.

We have entered into a franchise agreement with an unaffiliated third party to operate stores in certain countries in the Middle East. Under this agreement, third parties will operate stores that sell apparel, purchased from us, under the Gymboree name. We have no experience managing an apparel retail franchise relationship and this arrangement may not be successful. While we expect that this will be a small part of our business in the near future, we plan to continue to increase these types of arrangements over time as part of our efforts to expand internationally. The effect of these arrangements on our business and operating results is uncertain and will depend upon various factors, including the demand for our products in new markets and our ability to successfully identify appropriate third parties to act as franchisees, distributors, or in a similar capacity. In addition, certain aspects of these arrangements are not directly within our control. Other risks that may affect these third parties include general economic conditions in specific countries or markets, changes in diplomatic and trade relationships, and political instability. Moreover, while the agreements we have entered into and plan to enter into in the future provide us with certain termination rights, to the extent that these third parties do not operate their stores in a manner consistent with our requirements regarding our Gymboree brand identity and customer experience standards, the value of our Gymboree brand could be impaired. A failure to protect the value of our Gymboree brand or any other harmful acts or omissions by a franchisee could have an adverse effect on our operating results and our reputation.

Our efforts to expand internationally through wholly owned operations may not be successful.

We currently operate retail stores in the United States, Canada and Puerto Rico. In addition to our international expansion through franchising and similar arrangements, we also plan for direct international expansion in the future, starting with the opening of two Gymboree retail stores in Australia in fiscal 2010. We have no experience operating retail stores in Australia. In addition, we operated retail stores in the United Kingdom and Ireland in the past, which were ultimately unsuccessful, and we may not be successful executing our international expansion strategy through wholly owned operations. Our success will depend on our ability to, among other factors, secure leases for retail spaces with demographic characteristics consistent with our customer base, hire qualified personnel, and tailor our marketing messages and product to reflect the customs of the countries in which we intend to operate. Failure to successfully expand internationally through wholly owned operations could have a significant impact on our growth rate, which could materially affect the market price for our common stock.

Our growth would be hampered if we are unable to locate new stores and relocate existing stores in appropriate retail venues and shopping areas.

Our stores must be located in appropriate retail spaces in areas with demographic characteristics consistent with our customer base. These locations tend to be limited to malls and similar venues where the market for available space has historically been very competitive. The location of acceptable store sites and the negotiation of acceptable lease arrangements require considerable time, effort and expense. Our ability to lease desirable retail space for expansion and relocation of stores, and to renew our existing store leases, on favorable economic terms is essential to our revenue and earnings growth. Approximately 70, 60 and 70 store leases will come up for renewal during fiscal 2010, 2011 and 2012, respectively. We are also in the process of negotiating lease terms for approximately 70 stores, which are currently operating under month-to-month terms. There can be no assurance that we will be able to achieve our store expansion goals, effectively manage our growth, successfully integrate the planned new stores into our operations, or profitably operate our new and remodeled stores. Failure to obtain and renew leases for a sufficient number of stores on acceptable terms would have a material adverse effect on our revenues and operating results.

We may be unable to protect our trademarks and other intellectual property rights.

We believe that our trademarks and service marks are important to our success and our competitive position due to their name recognition with our customers. We devote substantial resources to the establishment and protection of our trademarks and service marks on a worldwide basis. We are not aware of any material claims of infringement or material challenges to our right to use any of our trademarks and service marks in the United States. Nevertheless, the actions we have taken to establish and protect our trademarks and service marks may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks, service marks and proprietary rights of others. Also, others may assert rights in, or ownership of, trademarks and other proprietary rights of ours and we may not be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

We may be a party to legal proceedings that could result in unexpected adverse outcomes.

From time to time, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, and other proceedings arising in the ordinary course of business. In addition, there are an increasing number of cases being filed, particularly against retailers, that contain class action allegations under federal and state wage and hour laws. We evaluate our exposure to these legal proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings, or changes in management's evaluations or predictions, could have a material adverse impact on our financial results.

We may experience fluctuations in our tax obligations and effective tax rate.

We are subject to income taxes in substantially all tax jurisdictions in the United States, Canada and Puerto Rico. We record tax expense based on our estimates of future payments, which include reserves for estimates of uncertain tax positions. At any time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may impact the ultimate settlement of these tax positions. As a result, we expect that there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

We are also subject to sales and use taxes, as well as other local taxes, in substantially all tax jurisdictions in the United States, Canada and Puerto Rico. At any time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may adversely impact the ultimate settlement of these tax positions and our financial results.

Our performance is dependent on attracting and retaining a large and growing number of qualified team members.

Many of those team members are in entry-level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling our costs is subject to external factors such as unemployment levels, minimum wage legislation, health care legislation and changing demographics. In addition, our labor costs are influenced by health care and workers' compensation costs, both of which have been rising in recent years. If we cannot hire enough qualified employees, or if there is a disruption in the supply of personnel we hire from third-party providers, especially during our peak season or certain high-volume events, our customer service levels and our operations could be negatively impacted.

Changes in seasonal consumer spending patterns that are beyond our control could harm our business.

Historically, a significant portion of our retail sales have been realized during the holiday season in November and December. We have also experienced periods of increased sales activity in the early spring, during the period leading up to the Easter holiday, and in the early fall, in connection with back-to-school sales. Changes in seasonal consumer spending patterns for reasons beyond our control could result in lower-than-expected sales during these periods. For example, the nature and pace of the recovery from the recent global economic downturn may have unanticipated effects on consumer spending patterns. Such circumstances could cause us to have excess inventory, necessitating markdowns to dispose of these excess inventories, which would reduce our profitability. Any failure by us to meet our business plan for, in particular, the third or fourth quarter of any fiscal year would have a material adverse effect on our earnings, which in all likelihood would not be offset by satisfactory results achieved in other quarters of the same fiscal year in which sales are less concentrated. Also, because we typically spend more in labor costs during the holiday season to hire temporary store employees in anticipation of holiday spending, a shortfall in expected sales during that period could result in a disproportionate decrease in our net income.

Our growth would be hampered if we are unable to successfully open new stores.

We plan to open approximately 100 to 125 new stores in fiscal 2010, including 2 Gymboree stores in Australia. Our growth depends in large part on our ability to successfully open new stores in both the United States and abroad, which in turn is dependent on a number of factors, including our ability to hire and train skilled store operating and management teams, secure appropriate retail space, and complete construction within planned timelines and budgets. There can be no assurance that we will successfully open the number of stores planned for fiscal 2010, and the resulting impact on our growth rate could materially affect the market price for our common stock.

Our performance is dependent on customer traffic in shopping malls.

We are dependent upon the continued popularity of malls as a shopping destination, and the ability of shopping mall anchor tenants and other attractions to generate customer traffic. A sluggish recovery of the United States economy or an uncertain economic outlook could continue to lower consumer spending levels and cause a decrease in shopping mall traffic, each of which would adversely affect our growth, sales, and profitability. Further, any terrorist act, natural disaster, or public health concern, including infectious diseases, that decreases the level of mall traffic or other shopping traffic, or that affects our ability to open and operate stores in affected areas, could have a material adverse effect on our business.

In addition, we lease a large number of our stores in malls owned and operated by highly leveraged real estate development companies. The inability of any one of these companies to refinance its debt when it comes due could result in mall closures or in foreclosures and distress sales of the mall properties. The closure of a mall or a change of ownership that results in changes or disruptions in mall operations, changes in tenant mix or otherwise impacts the character of the mall could affect our stores in those malls and could in turn have a material adverse effect on our business, financial condition and operating results.

We may acquire businesses in the future to support long-term growth. We have no experience acquiring and integrating businesses into our organization and we may not be successful.

We regularly evaluate businesses as potential acquisition targets to support our long-term growth. The Company has not acquired businesses in the past and has no experience acquiring, integrating and growing existing businesses. The acquisition of a business would divert management's attention from our existing brands and operations, require significant operational support, and increase demands on systems and staffing. All of these effects could negatively impact our existing business. In addition, the acquisition and integration of an acquired business could result in significant additional costs that could negatively impact our working capital position, cash flow, operating results and stock price.

Currency exchange rate fluctuations may adversely affect our business and operating results.

There has been significant volatility in the value of the United States dollar against other foreign currencies in the recent past. While our business is primarily conducted in United States dollars, we purchase substantially all of our products overseas (primarily from China, Indonesia, India and Thailand). Cost increases caused by currency exchange rate fluctuations could make our products less competitive or have an adverse effect on our profitability. Currency exchange rate fluctuations could also disrupt the business of the third-party manufacturers that produce our apparel by making their purchases of raw materials more expensive and more difficult to finance. Such fluctuations could have a material adverse effect on our business and earnings as a result.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company leases approximately 162,400 square feet of office space in a building in San Francisco, California, for its corporate offices. The lease expires on April 14, 2018.

The Company owns a 444,000 square-foot distribution center on approximately 31 acres in Dixon, California. All products are distributed from this facility.

As of January 30, 2010, the Company's 953 stores included an aggregate of approximately 1,879,000 square feet of space. Store leases typically have 10-year terms and include a cancellation clause if minimum revenue levels are not achieved during a specified 12-month period during the lease term. Some leases are structured with a minimum rent component plus a percentage rent based on the store's net sales in excess of a certain threshold. Substantially all of the leases require the Company to pay insurance, utilities, real estate taxes, and common area repair and maintenance expenses. Approximately 70, 60 and 70 store leases will come up for renewal during fiscal 2010, 2011 and 2012, respectively. The Company is also in the process of negotiating lease terms for approximately 70 stores currently operating under month-to-month terms. As of January 30, 2010, the Company also operated eight Gymboree Play & Music corporate-owned sites in California, Florida and Arizona under leases that expire between fiscal 2010 and fiscal 2014. See Note 2 to consolidated financial statements.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Our management does not expect that the results of any of these legal proceedings, either individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Gymboree Corporation's common stock is traded on The Nasdaq Stock Market LLC under the symbol "GYMB." The following table sets forth the quarterly high and low sale prices per share of our common stock over the last two fiscal years, as reported on The Nasdaq Stock Market LLC.

	Fiscal 2009		Fiscal 2008	
	High	**Low**	**High**	**Low**
First Quarter	$35.25	$14.02	$45.20	$35.29
Second Quarter	40.06	31.71	47.69	33.32
Third Quarter	52.31	39.00	41.79	21.33
Fourth Quarter	45.81	38.47	28.41	16.48

As of February 27, 2010, the number of holders of record of the Company's common stock totaled approximately 665. The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business or stock repurchases. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, capital requirements, our financial position and general business conditions. The Company is currently restricted from paying dividends under the terms of its existing credit facility. This credit facility also limits stock repurchases.

On November 16, 2009, the Board of Directors authorized the Company to utilize up to $40 million of its cash reserves to purchase shares of the Company's outstanding common stock under a share repurchase program. Purchases under the share repurchase program may be made from time to time on the open market or in privately negotiated transactions. Depending on market conditions and other factors, purchases under this program may be commenced or suspended without prior notice at any time, or from time to time, through October 30, 2010. The Company plans to retire repurchased shares.

Stock repurchases for the quarter ended January 30, 2010 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
Month #1 (November 1—November 28)	19,950	$40.02	19,950	$39,202,000
Month #2 (November 29—January 2)	344,900	$41.13	344,900	$25,016,000
Month #3 (January 3—January 30)	262,306	$43.34	262,306	$13,648,000
Total	627,156	$42.02	627,156	$13,648,000

The following graph compares the cumulative five-year total return to shareholders on The Gymboree Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite index and a peer group of 58 companies contained in SIC Codes 5600-5699. The graph assumes that the value of the investment in the Company's common stock, in the peer group, and the index (including reinvestment of dividends) was $100 on January 29, 2005 and tracks it through January 30, 2010.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*

Among The Gymboree Corporation, The NASDAQ Composite Index
And SIC Code 5600-5699 - Retail Apparel Etc.


$400
$350
$300
$250
$200
$150
$100
$50
$0
1/29/05
1/28/06
2/3/07
2/2/08
1/31/09
1/30/10

The Gymboree Corporation **NASDAQ Composite** **SIC Code 5600-5699 - Retail Apparel Etc.**

*$100 invested on 1/29/05 in stock or 1/31/05 in index, including reinvestment of dividends.
Index calculated on month-end basis.

	1/29/05	1/28/06	2/3/07	2/2/08	1/31/09	1/30/10
The Gymboree Corporation	100.00	198.01	360.00	309.24	195.22	310.84
NASDAQ Composite	100.00	111.69	122.94	117.70	72.63	105.78
SIC Code 5600-5699 - Retail Apparel Etc.	100.00	116.22	133.91	101.41	48.83	97.17

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

The 58 companies included in SIC Code 5600-5699—Retail Apparel Etc. are: Abercrombie & Fitch Company, Aeropostale, Inc., American Eagle Outfitters, Inc., Ann Taylor Stores Corp., Bakers Footwear Group, Inc., Bluefly, Inc., Brown Shoe Company, Inc., Cache, Inc., Carter's, Inc., Casual Male Retail Group, Inc., Charming Shoppes, Inc., Chico's FAS, Inc., Christopher & Banks Corp., Citi Trends, Inc., Collective Brands, Inc., Delia*s, Inc., Destination Maternity Corp., Dover Saddlery, Inc., DSW, Inc., Ecoblu Products, Inc., Eddie Bauer Holdings, Inc., Foot Locker, Inc., Footstar, Inc., Genesco, Inc., Hartmarx Corp., Hot Topic, Inc., J. Crew Group, Inc., Jo-Ann Stores, Inc., Kuhlman Company, Inc., Limited Brands, Inc., MediaG3, Inc., Mexus Gold US, New York & Company, Inc., Nordstrom, Inc., One Price Clothing Stores, Ovale Group, Inc., Pacific Sunwear of California, Inc., Prevu, Inc., Ross Stores, Inc., Rue21 Incorporated, Seaway Valley Capital Corp., Shoe Carnival, Inc., Shoe Pavilion, Inc., Stage Stores, Inc., Stein Mart, Inc., Syms Corp., The Buckle, Inc., The Cato Corp., The Children's Place Retail Stores, Inc., The Dress Barn, Inc., The Finish Line, Inc., The Gap Inc., The Gymboree Corporation, The Men's Wearhouse, Inc., Talbots, Inc., The Walking Company Holdings, Inc., The Wet Seal, Inc. and Zumiez, Inc.

Source: Research Data Group, Inc.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data has been derived from the Consolidated Financial Statements of the Company. The Company's United Kingdom and Ireland (collectively "Europe") operations and its Janeville division have been presented as discontinued operations in the accompanying financial statements for fiscal years 2005 and 2006. Results of the Europe and Janeville operations in fiscal 2007, fiscal 2008 and fiscal 2009 are insignificant and are included in continuing operations. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

	Fiscal Year (number of weeks)				
	2009 (52)	2008 (52)	2007 (52)	2006 (53)	2005 (52)
(In thousands, except operating data and per share amounts)					
Statement of Operations Data:					
Net sales:					
Retail (1)	$1,001,527	$ 987,859	$ 909,410	$ 781,172	$ 656,546
Play & Music	13,384	12,819	11,404	10,466	10,946
Total net sales	1,014,911	1,000,678	920,814	791,638	667,492
Cost of goods sold, including buying and occupancy expenses	(535,005)	(524,477)	(478,020)	(407,180)	(372,158)
Gross profit	479,906	476,201	442,794	384,458	295,334
Selling, general and administrative expenses	(316,268)	(327,893)	(312,549)	(278,294)	(233,481)
Operating income	163,638	148,308	130,245	106,164	61,853
Interest income	728	1,690	2,609	5,314	2,221
Interest expense	(243)	(208)	(179)	(232)	(340)
Other income (expense), net	610	(151)	769	1,560	(75)
Income from continuing operations, before income tax	164,733	149,639	133,444	112,806	63,659
Income tax expense	(62,814)	(56,159)	(53,113)	(41,655)	(25,460)
Income from continuing operations, net of income tax	101,919	93,480	80,331	71,151	38,199
Loss from discontinued operations, net of income tax	—	—	—	(10,901)	(4,515)
Net income	$ 101,919	$ 93,480	$ 80,331	$ 60,250	$ 33,684
Basic income per share:					
Income from continuing operations, net of income tax	$ 3.55	$ 3.35	$ 2.79	$ 2.25	$ 1.21
Loss from discontinued operations, net of income tax	—	—	—	(0.34)	(0.14)
Net income	$ 3.55	$ 3.35	$ 2.79	$ 1.90	$ 1.07
Diluted income per share:					
Income from continuing operations, net of income tax	$ 3.41	$ 3.21	$ 2.67	$ 2.15	$ 1.19
Loss from discontinued operations, net of income tax	—	—	—	(0.33)	(0.14)
Net income	$ 3.41	$ 3.21	$ 2.67	$ 1.82	$ 1.05
Basic weighted-average shares outstanding	28,679	27,919	28,797	31,647	31,485
Diluted weighted-average shares outstanding	29,855	29,154	30,033	33,099	32,178
Operating Data:					
Number of stores at end of period	953	886	786	698	642
Net sales per gross square foot at period-end (2)	$ 529	$ 564	$ 595	$ 592	$ 549
Net sales per average store (3)	$1,043,000	$1,105,000	$1,146,000	$1,111,000	$1,018,000
Comparable store net sales increase (decrease) (4)	(4%)	0%	7%	12%	9%
Balance Sheet Data:					
Working capital	$ 287,348	$ 180,040	$ 58,038	$ 161,710	$ 179,045
Total assets	636,130	520,581	397,184	454,208	424,778
Stockholders' equity	438,753	334,275	208,295	275,727	275,077

Notes:

(1) Net retail sales include revenues from the Company's retail stores, online stores and the Gymboree Visa program.

(2) Equals revenues from the Company's retail stores and online stores, divided by total square feet of store space as of each fiscal year end.

(3) Equals revenues from the Company's retail stores and online stores, divided by stores open as of each fiscal year end.

(4) A comparable store is one that has been open for a full 14 months. Stores that are relocated or expanded by more than 15% of their original square footage become comparable 14 months after final relocation or the completion of the expansion project. Comparable stores net sales include net sales from the Company's online stores. Comparable stores net sales were calculated on a 52-week basis for all periods presented.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included elsewhere in this report. Except for historical information, the following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Inaccurate assumptions and known and unknown risks and uncertainties can affect the accuracy of forward-looking statements, and our actual results could differ materially from results that may be anticipated by such forward-looking statements. The principal factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A, "Risk Factors," and those discussed elsewhere in this report. We do not intend to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise.

General

The Gymboree Corporation is a specialty retailer operating stores selling high-quality apparel and accessories for children under the GYMBOREE®, GYMBOREE OUTLET, JANIE AND JACK®, and CRAZY 8® brands, as well as play programs for children under the GYMBOREE PLAY & MUSIC® brand. As of January 30, 2010, the Company had 953 stores, including 916 stores in the United States (593 Gymboree stores, 139 Gymboree Outlet stores, 119 Janie and Jack shops, and 65 Crazy 8 stores), 34 Gymboree stores in Canada, 2 Gymboree stores in Puerto Rico, and 1 Gymboree Outlet store in Puerto Rico. The Company also operates 3 online stores at *www.gymboree.com*, *www.janieandjack.com* and *www.crazy8.com.*

The Company's net sales for fiscal 2009 and 2008 remained flat at approximately $1.0 billion, an increase from $920.8 million in fiscal 2007. Gross margins were 47.3%, 47.6% and 48.1% in fiscal 2009, 2008 and 2007, respectively. Net income totaled $101.9 million in fiscal 2009 compared to $93.5 million in fiscal 2008 and $80.3 million in fiscal 2007. Comparable store net sales (which include online stores), based on a 52-week period, decreased 4% during fiscal 2009 versus 2008, remained flat during fiscal 2008 versus 2007, and increased 7% during fiscal 2007 versus 2006.

The Company expects that its long-term growth will be dependent on the successful execution of the following strategies:

- Growing the Crazy 8 brand and improving its financial performance;
- Expanding all retail concepts internationally through wholly owned operations, joint ventures, franchise or license arrangements;
- Generating more sales to existing customers in the core Gymboree division through growth of the Boy department business; and
- Attracting new customers and increasing sales from existing customers by leveraging the Company's loyalty program, direct-mail campaigns and other marketing efforts.

The Company continues to be in a strong financial position with approximately $257.7 million in cash and cash equivalents and no debt as of January 30, 2010. In fiscal 2009, the Company generated $176.6 million of cash flow from operations. The Company anticipates that cash generated from operations, together with existing cash resources and funds available from current and future credit facilities will be sufficient to satisfy cash needs for the foreseeable future.

During fiscal 2010, the Company plans to open approximately 100 to 125 new stores, including 10 Gymboree stores (including 2 stores in Australia), 10 Gymboree Outlet stores, 5 Janie and Jack shops, and 75 to 100 Crazy 8 stores. The Company also plans to remodel, relocate or expand approximately 43 Gymboree stores. In fiscal 2010, pursuant to a franchise agreement with the Company, an unaffiliated third party also plans to open several Gymboree stores in the Middle East.

The Company's year end is on the Saturday closest to January 31. Fiscal 2009, fiscal 2008 and fiscal 2007, which included 52 weeks, ended on January 30, 2010, January 31, 2009 and February 2, 2008, respectively.

Critical Accounting Policies

Critical accounting policies are those accounting policies and estimates that management believes are important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Management has discussed the development and selection of these critical accounting policies and estimates with the Company's Audit Committee. The Audit Committee has reviewed our disclosure relating to critical accounting policies and estimates in this annual report on Form 10-K.

Inventory Valuation. Merchandise inventories are recorded at the lower of cost or market ("LCM"), determined on a weighted-average basis. The Company reviews its inventory levels to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and records a reserve when the future estimated selling price is less than cost. This reserve is based on management's estimate of overall business conditions, including stocking positions, inventory aging, historical performance and the promotional environment. The Company takes a physical count of inventories in all stores once a year and in some stores twice a year, and performs cycle counts throughout the year in its distribution center. The Company records an inventory shrink adjustment based upon physical counts and also provides for estimated shrink adjustments for the period between the last physical inventory count and each balance sheet date. The Company's inventory shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends. The Company's LCM estimate can be affected by changes in consumer demand and the promotional environment. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our LCM or inventory shortage reserves. However, if estimates regarding consumer demand are inaccurate or our actual physical inventory shortage differs significantly from our estimates, our operating results could be affected.

Asset Impairment. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the asset group are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value of the asset group and its fair value. The fair value of the asset group is estimated based on discounted future cash flows using a discount rate commensurate with the risk. The asset group is determined based on the lowest level for which identifiable cash flows are available. Decisions to close a store or facility can also result in accelerated depreciation over the revised useful life. For locations to be closed that are under long-term leases, the Company records a charge for lease buyout expense, or the difference between its rent and the rate at which it expects to be able to sublease the properties and related cost, as appropriate. Most closures occur upon the lease expiration. The Company's estimate of future cash flows is based on historical experience, and in recent years, factored the recent economic downturn into future sales assumptions. These estimates can be affected by factors that are difficult to predict, such as future store profitability, real estate demand and economic conditions. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate impairment losses of long-lived assets. The Company's recorded asset impairment charges have not been and are not expected to be material. However, if actual results are not consistent with our estimates and assumptions used in the calculations, we may be exposed to losses that could be material.

Income Taxes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The Company is subject to periodic audits by the Internal Revenue Service and other taxing authorities. These audits may challenge certain of the Company's tax positions, such as the timing and amount of deductions and allocation of taxable income to the various tax jurisdictions. Determining income tax expense for tax contingencies requires management to make assumptions that are subject to factors such as proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations, and resolution of tax audits. Actual results could materially differ from these estimates and could significantly affect the effective tax rate and cash flows in future years.

Revenue Recognition. While revenue recognition does not involve significant judgment, it represents an important accounting policy for the Company. Revenue is recognized at the point of sale in retail stores. Online revenue is recorded when the Company estimates merchandise is delivered to the customer. Online customers generally receive merchandise within three to five days of shipment. Shipping fees received from customers are included in net sales and the associated shipping costs are included in cost of goods sold. The Company also sells gift cards in its retail store locations, through its online stores and through third parties. Revenue is recognized in the period that the gift card is redeemed. The Company recognizes unredeemed gift card and merchandise credit balances when it can determine the portion of the liability for which redemption is remote (generally three years after issuance). These amounts are recorded as other income within selling, general and administrative expenses. Sales are presented net of a sales return reserve, which is estimated based on historical return trends. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our sales return reserve. However, if the actual rate of sales returns increases significantly, our operating results could be adversely affected.

Fiscal 2009 Compared to Fiscal 2008

Net Sales

Net retail sales for fiscal 2009 increased to $1.0 billion from $987.9 million in fiscal 2008, an increase of $12.1 million, or 1.2%. This increase was primarily due to net store and square footage growth of 67 stores and approximately 144,000 square feet, respectively. Comparable store sales decreased by 4%, primarily due to the continuing difficult retail environment and sluggish economic recovery, which resulted in an overall decrease in average unit retail prices and units per transaction.

Gymboree Play & Music net sales for fiscal 2009 increased to $13.4 million from $12.8 million in fiscal 2008. The increase was primarily due to an increase in international equipment sales and revenues from the Company's corporate-owned sites. These increases were partially offset by a decrease in international and domestic franchise sales. There were 650 Gymboree Play & Music sites at the end of fiscal 2009 (including 8 Company-operated sites), compared to 609 sites (including 7 Company-operated sites) at the end of fiscal 2008.

Gross Profit

Gross profit for fiscal 2009 increased to $479.9 million from $476.2 million in fiscal 2008. As a percentage of net sales, gross profit decreased 0.3 percentage points to 47.3% from 47.6% last year. This decrease was primarily due to deleveraging of occupancy costs and was partially offset by product cost reductions and buying cost leverage. Gross profit for fiscal 2008 includes a $6.1 million write-off, recorded in the fourth quarter, related to merchandise inventories and compliance with new consumer product safety laws relating to levels of lead and phthalates in children's apparel and accessories.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses, which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, decreased to $316.3 million in fiscal 2009 from $327.9 million in fiscal 2008, a decrease of $11.6 million, or 3.5%. SG&A as a percentage of net sales decreased 1.6

percentage points to 31.2% in fiscal 2009 from 32.8% in fiscal 2008. The SG&A decrease as a percentage of net sales for fiscal 2009 was primarily due to lower compensation and benefits costs, as well as a reduction in operating supply expenses, and was partially offset by higher depreciation and marketing expenses.

Interest Income

Interest income decreased to $0.7 million in fiscal 2009 from $1.7 million in fiscal 2008 mainly due to lower interest rates in fiscal 2009.

Income Taxes

Income tax expense for fiscal 2009 and 2008 resulted in effective tax rates of approximately 38.1% and 37.5%, respectively. The effective tax rates in fiscal 2009 and 2008 benefited from foreign tax credits arising from foreign taxes accrued, excluding deferred taxes and uncertain tax position reserves. The impact of these foreign tax credits was greater in fiscal 2008 compared to fiscal 2009.

Fiscal 2008 Compared to Fiscal 2007

Net Sales

Net retail sales for fiscal 2008 increased to $987.9 million from $909.4 million in fiscal 2007, an increase of $78.5 million, or 8.6%. This increase was primarily due to net store and square footage growth of 100 stores and approximately 222,000 square feet, respectively. Comparable store sales remained flat, primarily due to a general softening of the overall retail environment driven by macroeconomic conditions. The pullback in consumer spending resulted in an overall decrease in average unit retail prices and units per transaction, and was partially offset by an increase in the total number of transactions.

Gymboree Play & Music net sales for fiscal 2008 increased to $12.8 million from $11.4 million in fiscal 2007. The increase was primarily due to increases in royalties, international franchise sales, and product sales. There were 609 Gymboree Play & Music sites at the end of fiscal 2008 (including 7 Company-operated sites), compared to 559 sites (including 3 Company-operated sites) at the end of fiscal 2007.

Gross Profit

Gross profit for fiscal 2008 increased to $476.2 million from $442.8 million in fiscal 2007. As a percentage of net sales, gross profit decreased 0.5 percentage points to 47.6% from 48.1% in fiscal 2007. This decrease was primarily due to lower full-priced selling associated with the economic downturn and deleveraging of occupancy costs. The decrease was partially offset by product cost reductions and buying cost leverage. Gross profit for fiscal 2008 includes the $6.1 million write-off described above.

Selling, General and Administrative Expenses

SG&A expenses, which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, increased to $327.9 million in fiscal 2008 from $312.5 million in fiscal 2007, an increase of $15.4 million, or 4.9%. SG&A as a percentage of net sales decreased 1.1 percentage points to 32.8% from 33.9% in fiscal 2007. The SG&A decrease as a percentage of net sales for fiscal 2008 was primarily due to decreased marketing expenses and professional fees.

Interest Income

Interest income decreased to $1.7 million in fiscal 2008 from $2.6 million in fiscal 2007 mainly due to lower interest rates in fiscal 2008.

Income Taxes

Income tax expense for fiscal 2008 and 2007 resulted in effective tax rates of approximately 37.5% and 39.8%, respectively. The effective tax rate in fiscal 2008 benefited from foreign tax credits arising from foreign taxes accrued in fiscal 2008 and prior years, excluding deferred taxes and uncertain tax position reserves.

Liquidity and Capital Resources

Cash and cash equivalents totaled $257.7 million and $140.5 million as of January 30, 2010 and January 31, 2009, respectively. Working capital as of January 30, 2010 totaled $287.3 million as compared to $180.0 million as of January 31, 2009.

Net cash provided by operating activities for fiscal 2009 was $176.6 million compared to $155.0 million in fiscal 2008. The increase in fiscal 2009 was primarily due to:

- an increase in operating income;
- a decrease in accounts receivable due to the timing of payments related to the Company's co-branded credit card agreements, as well as expiration of the Company's original co-branded credit card agreement, which provided for minimum guaranteed annual payments (the new agreement does not include such guarantees);
- an increase in income tax payable due to the timing of payments; and
- an increase in accounts payable due to the timing of payments.

The above factors were partially offset by:

- a smaller increase in lease incentives and deferred liabilities due to expiration of the Company's original co-branded credit card agreement;
- a decrease in prepaid rent due to the timing of payments; and
- an increase in inventory levels, in part due to compliance with new consumer product safety laws, which resulted in lower than normal inventory levels at the end of fiscal 2008.

Net cash provided by operating activities for fiscal 2008 was $155.0 million compared to $107.9 million in fiscal 2007. The increase in fiscal 2008 was primarily due to:

- an increase in operating income;
- lower inventory levels, in part, due to compliance with new consumer product safety laws;
- an increase in deferred revenues related to the Company's co-branded credit card program due to receipt of a minimum guaranteed annual payment;
- an increase in construction allowances due to new store growth; and
- a decrease in prepaid rent due to timing of payments.

Net cash used in investing activities was $39.6 million in fiscal 2009 compared to $56.1 million in fiscal 2008, and consisted of capital expenditures related to the opening of 72 new stores, relocation, remodeling and/or expansion of 50 existing stores, store openings and relocations currently in progress, information technology improvements, and improvements to the Company's distribution center. Net cash used in investing activities in fiscal 2008 consisted of capital expenditures related to the opening of 105 new stores, relocation, remodeling and/or expansion of 23 existing stores, store openings and relocations then in progress, information technology improvements, and improvements to the Company's distribution center. Net cash provided by investing activities for fiscal 2007 was $60.5 million and consisted of $129.3 million in net proceeds from the sale of marketable securities offset by $68.8 million in capital expenditures. Marketable securities were sold in fiscal 2007 to fund the Company's authorized share repurchase program.

Net cash used in financing activities in fiscal 2009 was $21.5 million compared to net cash provided by financing activities of $9.7 million in fiscal 2008. The decrease in fiscal 2009 was primarily due to the Company's authorized share repurchase program. Repurchases of common stock in fiscal 2009 included $5.0 million in stock repurchases, primarily reflecting employee minimum statutory tax withholding requirements for restricted stock awards and units that vested during the period. Employees satisfy their minimum statutory tax requirements through a net settlement feature whereby restricted stock awards and units are sold on their vest date to cover tax obligations.

Net cash provided by financing activities in fiscal 2008 was $9.7 million compared to net cash used in financing activities of $164.3 million in fiscal 2007. The difference in fiscal 2008 was primarily due to decreased activity under the Company's authorized share repurchase programs. Repurchases of common stock in fiscal 2008 consisted of $5.6 million in stock repurchases reflecting employee minimum statutory tax withholding requirements for restricted stock awards and units that vested during the period.

The Company has an unsecured revolving credit facility for borrowings of up to $80 million (subject to an option to increase the borrowing limit up to $100 million with the approval of the lender). The credit facility, which expires in September 2010, may be used for the issuance of documentary and standby letters of credit, working capital, and capital expenditure needs. The interest rate for each borrowing under the facility will be, at the option of the Company, a base rate plus an additional marginal rate (a total of 3.50% as of January 30, 2010) or the Eurodollar rate plus an additional marginal rate (a total of 2.49% as of January 30, 2010). This credit facility requires the Company to meet financial covenants on a quarterly basis, limits annual capital expenditures, restricts the payment of dividends, and limits stock repurchases. As of January 30, 2010, the Company was in compliance with these covenants. As of January 30, 2010, there were no outstanding borrowings and $56.8 million of documentary and standby letters of credit were outstanding. The maximum amount of documentary and standby letters of credit outstanding during fiscal 2009 was $74.3 million.

The Company estimates capital expenditures for fiscal 2010 will approximate $58.0 million and will be used to open approximately 100 to 125 new stores, including 10 Gymboree stores, 10 Gymboree Outlet stores, 5 Janie and Jack shops, 75 to 100 Crazy 8 stores, and to remodel, relocate or expand approximately 43 Gymboree stores, as well as to continue investment in the Company's distribution center and systems infrastructure. The Company's current plans for Gymboree, Gymboree Outlet, Janie and Jack, and Crazy 8 will require increasing capital expenditures for new stores for the next several years.

Pursuant to authorization from the Board of Directors, the Company repurchased and retired 627,156 shares of Company stock at an aggregate cost of approximately $26.4 million or approximately $42.02 per share, in fiscal 2009. As of January 30, 2010, the Company had approximately $13.6 million available for common stock repurchases under this program.

The Company's capital resources allow it to consider business acquisitions as an alternative means of growth, and the Company reviews acquisition opportunities from time to time. While the Company has not previously acquired an existing business, it would consider doing so in the future with respect to an appropriate opportunity.

We anticipate that cash generated from operations, together with our existing cash resources and funds available from current and future credit facilities, will be sufficient to satisfy our cash needs for the next twelve months.

Summary Disclosures about Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual obligations as of January 30, 2010:

	Payments due by period				
($ in thousands)	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
Stand-by letters of credit	$ 6,450	$ —	$ —	$ —	$ 6,450
Operating leases (1)	75,565	144,502	125,361	178,656	524,084
Inventory purchase obligations (2)	147,215	—	—	—	147,215
Other purchase obligations (3)	13,855	1,651	1,007	—	16,513
Total contractual cash obligations	$243,085	$146,153	$126,368	$178,656	$694,262

(1) Other lease-required expenses such as utilities, real estate taxes and common area repairs and maintenance are excluded. See Note 2 to the Consolidated Financial Statements for discussion of the Company's operating leases.
(2) Inventory purchase obligations include outstanding purchase orders for merchandise inventories that are enforceable and legally binding on the Company and that specify all significant terms (including fixed or minimum quantities to be purchased), fixed, minimum or variable price provisions, and the approximate timing of the transaction.
(3) Other purchase obligations include commitments for fixtures and equipment, information technology and professional services.

As of January 30, 2010, the Company had unrecognized tax benefits of $3.7 million, accrued interest of $1.4 million, and accrued penalties of $0.7 million. These amounts have been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined.

Impact of Inflation

The impact of inflation on results of operations has not been significant in any of the last three fiscal years.

Recently Issued Accounting Standards

See Part II, Item 8, Note 1 to this report for new accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company enters into forward foreign exchange contracts with respect to certain purchases in United States dollars of inventory to be sold in the Company's retail stores in Canada. The purpose of these contracts is to protect the Company's margins on the eventual sale of the inventory from fluctuations in the exchange rate for Canadian and United States dollars. The term of the forward exchange contracts is generally less than one year.

The table below summarizes the notional amounts and fair values of the Company's forward foreign exchange contracts in United States dollars (in thousands except weighted-average rate data):

	Notional Amount	Fair Value Gain (Loss)	Weighted-Average Rate
January 30, 2010	$5,181	$ 179	$0.93
January 31, 2009	$3,367	$(163)	$0.81

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Gymboree Corporation:

We have audited the accompanying consolidated balance sheets of The Gymboree Corporation and subsidiaries (the "Company") as of January 30, 2010 and January 31, 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 30, 2010. We also have audited the Company's internal control over financial reporting as of January 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gymboree Corporation and subsidiaries as of January 30, 2010 and January 31, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 29, 2010

THE GYMBOREE CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	January 30, 2010	January 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 257,672	$ 140,472
Accounts receivable, net of allowance of $434 and $388	9,911	18,735
Merchandise inventories	121,133	114,972
Prepaid expenses	5,315	4,596
Deferred income taxes	14,463	15,108
Total current assets	408,494	293,883
Property and Equipment:		
Land and buildings	15,776	15,776
Leasehold improvements	228,254	213,164
Furniture, fixtures, and equipment	192,520	183,775
	436,550	412,715
Less accumulated depreciation and amortization	(231,089)	(208,488)
	205,461	204,227
Deferred Income Taxes	17,417	20,850
Other Assets	4,758	1,621
Total Assets	$ 636,130	$ 520,581
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 46,470	$ 44,400
Accrued liabilities	69,295	69,341
Income tax payable	5,381	102
Total current liabilities	121,146	113,843
Long-Term Liabilities:		
Lease incentives and other deferred liabilities	70,859	67,072
Unrecognized tax benefits	5,372	5,391
Total Liabilities	197,377	186,306
Commitments and Contingencies (see Note 2)	—	—
Stockholders' Equity:		
Common stock, including additional paid-in capital ($.001 par value: 100,000,000 shares authorized; 29,369,126 and 29,077,446 shares issued and outstanding at January 30, 2010 and January 31, 2009, respectively)	198,879	175,519
Retained earnings	239,531	160,178
Accumulated other comprehensive income (loss)	343	(1,422)
Total Stockholders' Equity	438,753	334,275
Total Liabilities and Stockholders' Equity	$ 636,130	$ 520,581

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Net sales:			
Retail	$1,001,527	$ 987,859	$ 909,410
Play & Music	13,384	12,819	11,404
Total net sales	1,014,911	1,000,678	920,814
Cost of goods sold, including buying and occupancy expenses	(535,005)	(524,477)	(478,020)
Gross profit	479,906	476,201	442,794
Selling, general and administrative expenses	(316,268)	(327,893)	(312,549)
Operating income	163,638	148,308	130,245
Interest income	728	1,690	2,609
Interest expense	(243)	(208)	(179)
Other income (expense), net	610	(151)	769
Income before income taxes	164,733	149,639	133,444
Income tax expense	(62,814)	(56,159)	(53,113)
Net income	$ 101,919	$ 93,480	$ 80,331
Net income per share:			
Basic	$ 3.55	$ 3.35	$ 2.79
Diluted	$ 3.41	$ 3.21	$ 2.67
Weighted-average shares outstanding:			
Basic	28,679	27,919	28,797
Diluted	29,855	29,154	30,033

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$101,919	$ 93,480	$ 80,331
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,302	34,854	31,151
Provision (benefit) for deferred income taxes	2,727	(3,841)	(9,771)
Share-based compensation expense	18,462	19,850	16,381
Loss on disposal/impairment of assets	1,336	448	687
Excess tax benefits from exercise of share-based awards	(3,750)	(6,023)	(3,330)
Tax benefit from exercise of stock options	2,629	6,440	3,841
Change in assets and liabilities:			
Accounts receivable	8,831	(6,122)	424
Merchandise inventories	(6,046)	3,895	(14,874)
Prepaid expenses and other assets	(3,865)	7,408	(1,777)
Accounts payable	1,854	(8,113)	(3,343)
Income tax payable	6,659	(7,877)	2,577
Accrued liabilities	4,843	5,652	3,964
Lease incentives and other deferred liabilities	3,694	14,973	1,606
Net cash provided by operating activities	176,595	155,024	107,867
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales and maturities of marketable securities	—	34,700	508,978
Purchases of marketable securities	—	(34,700)	(379,653)
Capital expenditures	(39,579)	(56,114)	(68,794)
Net cash provided by (used in) investing activities	(39,579)	(56,114)	60,531
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	6,055	9,296	6,577
Excess tax benefits from exercise of share-based awards	3,750	6,023	3,330
Repurchases of common stock	(31,340)	(5,591)	(174,253)
Net cash provided by (used in) financing activities	(21,535)	9,728	(164,346)
Net increase in Cash and Cash Equivalents	115,481	108,638	4,052
Effect of exchange rate fluctuations on cash	1,719	(1,479)	1,768
CASH AND CASH EQUIVALENTS:			
Beginning of Year	140,472	33,313	27,493
End of Year	$257,672	$140,472	$ 33,313
NON-CASH INVESTING ACTIVITIES:			
Capital expenditures incurred, but not yet paid	$ 3,047	$ 2,992	$ 4,340
OTHER CASH FLOW INFORMATION:			
Cash paid during the year for income taxes	$ 53,747	$ 62,615	$ 58,573
Cash paid during the year for interest	$ 64	$ 90	$ 26

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock		Additional Paid In	Retained	Accumulated Other Comprehensive		Total Comprehensive
	Shares	Amount	Capital	Earnings	Income / (Loss)	Total	Income
BALANCE AT FEBRUARY 3, 2007	31,769,608	$ 32	$132,571	$ 144,097	$ (973)	$ 275,727	
Adoption of guidance on accounting for uncertainty in income taxes				(2,325)		(2,325)	
Issuance of common stock under equity incentive and purchase plans	1,247,334	1	6,576			6,577	
Share-based compensation			16,381			16,381	
Stock repurchases	(4,672,737)	(5)	(19,485)	(154,763)		(174,253)	
Tax benefit from exercise of stock options and windfall tax benefits			3,941			3,941	
Translation adjustments and unrealized net loss on cash flow hedges, net of tax					1,916	1,916	$ 1,916
Net income				80,331		80,331	80,331
							$ 82,247
BALANCE AT FEBRUARY 2, 2008	28,344,205	$ 28	$139,984	$ 67,340	$ 943	$ 208,295	
Issuance of common stock under equity incentive and purchase plans	751,241	1	9,295			9,296	
Share-based compensation			19,850			19,850	
Stock repurchases	(18,000)	—	(81)	(642)		(723)	
Tax benefit from exercise of stock options and windfall tax benefits			6,442			6,442	
Translation adjustments and unrealized net gains on cash flow hedges, net of tax					(2,365)	(2,365)	$ (2,365)
Net income				93,480		93,480	93,480
							$ 91,115
BALANCE AT JANUARY 31, 2009	29,077,446	$ 29	$175,490	$ 160,178	$(1,422)	$ 334,275	
Issuance of common stock under equity incentive and purchase plans	918,836	1	6,054			6,055	
Share-based compensation			18,462			18,462	
Stock repurchases	(627,156)	(1)	(3,785)	(22,566)		(26,352)	
Tax benefit from exercise of stock options and windfall tax benefits			2,629			2,629	
Translation adjustments and unrealized net gains on cash flow hedges, net of tax					1,765	1,765	$ 1,765
Net income				101,919		101,919	101,919
							$103,684
BALANCE AT JANUARY 30, 2010	29,369,126	$ 29	$198,850	$ 239,531	$ 343	$ 438,753	

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of the Business

The Gymboree Corporation is a specialty retailer operating stores selling high-quality apparel, accessories and play programs for children. As of January 30, 2010, the Company conducted its business through five primary divisions: Gymboree, Gymboree Outlet, Janie and Jack, Crazy 8 and Gymboree Play & Music. The Company operates two reportable segments, retail stores and Gymboree Play & Music (see Note 8). As of January 30, 2010, the retail segment operated a total of 953 retail stores, including 916 stores in the United States (593 Gymboree stores, 139 Gymboree Outlet stores, 119 Janie and Jack shops and 65 Crazy 8 stores), 34 stores in Canada, 2 Gymboree stores in Puerto Rico and 1 Gymboree Outlet store in Puerto Rico, as well as 3 online stores at *www.gymboree.com*, *www.janieandjack.com* and *www.crazy8.com.*

Gymboree Play & Music offers an array of classes developed by early childhood experts, as well as birthday parties and developmental toys, books and music. As of January 30, 2010, Gymboree Play & Music programs were offered at 8 Company-operated play centers (3 in California, 4 in Florida and 1 in Arizona) and 642 franchisee-operated play centers, of which approximately 36% are located in the United States.

Fiscal Year

The Company's year end is on the Saturday closest to January 31. Fiscal 2009, fiscal 2008 and fiscal 2007, which included 52 weeks, ended on January 30, 2010, January 31, 2009 and February 2, 2008, respectively.

Basis of Presentation

The consolidated financial statements include The Gymboree Corporation and its subsidiaries, all of which are wholly owned (the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cost of Goods Sold

Cost of goods sold includes cost of goods, buying expenses, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight and other inventory-related costs such as shrink and lower of cost or market adjustments. Buying expenses include costs incurred to design, produce and allocate merchandise. Occupancy expenses consist of rent and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third-party delivery services to customers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of non-occupancy-related costs associated with the Company's retail stores, distribution centers and shared corporate services. These costs include payroll and benefits, depreciation, credit card fees, advertising and other general expenses.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investment instruments with a maturity of three months or less at date of purchase.

Accounts Receivable

Accounts receivable include amounts due from landlord construction allowances, amounts due from Gymboree Play & Music franchisees for royalties and consumer product sales, as well as amounts due from major credit card companies. Construction allowance receivable due dates vary. Royalties are due within 30 days of each calendar quarter end and receivables from consumer product sales are generally due upon shipment. Amounts due from major credit card companies are generally collected within five days. The Company estimates its allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due and the Company's previous loss history. The provision for doubtful accounts receivable is included in selling, general and administrative expenses. A summary of activity in the allowance for doubtful accounts is as follows:

Dollars in thousands	Fiscal 2009	Fiscal 2008	Fiscal 2007
Balance at beginning of year	$388	$ 498	$ 274
Provision for doubtful accounts receivable	110	274	326
Accounts written off	(64)	(384)	(102)
Balance at end of year	$434	$ 388	$ 498

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. At times, cash balances held at financial institutions are in excess of federally insured limits.

In fiscal 2009, 2008 and 2007, one buying agent managed approximately 90% of the Company's inventory purchases which may potentially subject the Company to risks of concentration related to sourcing of its inventory.

Estimated Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, receivables, and payables approximates their estimated fair values due to the short maturities of these instruments.

Fair Value Measurements

The accounting guidance for fair value measurements and disclosure defines and establishes a framework for measuring fair value and expands related disclosures (see Note 12).

Merchandise Inventories

Merchandise inventories are recorded at the lower of cost or market ("LCM"), determined on a weighted-average basis. The Company reviews its inventory levels to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and records a reserve when the future estimated selling price is less than cost. This reserve is based on management's estimate of overall business conditions, including stocking positions, inventory aging, historical performance and the promotional environment. The Company takes a physical count of inventories in all stores once a year and in some stores twice a year, and performs cycle counts throughout the year in its distribution center. The Company records an inventory shrink adjustment based upon physical counts and also provides for estimated shrink adjustments for the period between the last physical inventory count and each balance sheet date. The Company's inventory shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends. The Company's LCM estimate can be affected by changes in consumer demand and the promotional environment.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from approximately 3 to 25 years, except for the Company's distribution center in Dixon, California, which has a useful life of 39 years. Leasehold improvements, which include internal payroll costs for employees dedicated to real estate construction projects, are amortized over the lesser of the applicable lease term, which ranges from 5 to 13 years, or the estimated useful life of the improvements. Software costs are amortized using the straight-line method based on an estimated useful life of three to seven years. Construction in progress was $6.4 million and $4.5 million as of January 30, 2010 and January 31, 2009, respectively. Repair and maintenance costs are expensed as incurred.

Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the asset group are less than the carrying value, a loss is recognized equal to the difference between the carrying value of the asset group and its fair value. The fair value of the asset group is estimated based on discounted future cash flows using a discount rate commensurate with the risk. The asset group is determined based on the lowest level for which identifiable cash flows are available. Decisions to close a store or facility can also result in accelerated depreciation over the revised useful life. For locations to be closed that are under long-term leases, the Company records a charge for lease buyout expense or the difference between its rent and the rate at which it expects to be able to sublease the properties and related costs, as appropriate. Most closures occur upon the lease expiration. The estimate of future cash flows is based on historical experience and typically third-party advice or market data. In recent years, the estimate of future cash flows also factored the recent economic downturn into future sales assumptions. These estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict.

Asset Retirement Obligations

An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Company recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligation is subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized in other assets and depreciated over their useful life. The Company's asset retirement obligations relate to restoration provisions in leases for retail store locations and the Company's corporate offices and are not significant.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax planning strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The Company is subject to periodic audits by the Internal Revenue Service and other taxing authorities. These audits may challenge certain of the Company's tax positions such as the timing and amount of deductions and allocation of taxable income to the various tax jurisdictions. Determining income tax expense for tax contingencies requires management to make assumptions that are subject to factors such as proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations, and resolution of tax audits. Actual results could materially differ from these estimates and could significantly affect the effective tax rate and cash flows in future years.

Intangible Assets

Intangible assets primarily include costs incurred to register trademarks and service marks. These assets have been assigned an indefinite life and are reviewed for impairment on an annual basis. Intangible assets approximated $1.4 million and $1.2 million as of January 30, 2010 and January 31, 2009, respectively.

Rent Expense

Many of the Company's operating leases contain free rent periods and predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease, starting at the time the Company takes physical possession of the property. Certain leases provide for contingent rents that are not measurable at inception. These amounts are excluded from minimum rent and are included in the determination of rent expense when it is probable that an expense has been incurred and the amount is reasonably estimable.

Construction Allowance

As part of many lease agreements, the Company may receive construction allowances from landlords. The construction allowances are included in lease incentives and other deferred liabilities and are amortized as a reduction of rent expense on a straight-line basis over the term of the lease, starting at the time the Company takes physical possession of the property. Construction allowances of $8.7 million, $9.2 million and $8.3 million were granted in fiscal 2009, 2008 and 2007, respectively.

Workers' Compensation Liabilities

The Company is partially self-insured for workers' compensation insurance. The Company records a liability based on claims filed and an actuarially determined amount of claims incurred, but not yet reported. This liability approximated $3.6 million and $2.3 million as of January 30, 2010 and January 31, 2009, respectively. Any actuarial projection of losses is subject to a high degree of variability due to external factors, including future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. If the actual amount of claims filed exceeds our estimates, reserves recorded may not be sufficient and additional accruals may be required in future periods.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into United States dollars at the exchange rates effective on the balance sheet date. Revenues, costs of sales, expenses and other income are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded as other comprehensive income within stockholders' equity.

Store Pre-opening Costs

Store pre-opening costs are expensed as incurred.

Advertising

The Company capitalizes direct costs for the development, production, and circulation of direct response advertising and amortizes such costs over the expected sales realization cycle, typically four to six weeks. Deferred direct response costs, included in prepaid expenses, were $0.7 million as of January 30, 2010 and $1.1 million as of January 31, 2009.

All other advertising costs are expensed as incurred. Advertising expense, including costs related to direct mail campaigns, totaled approximately $16.7 million, $14.3 million and $18.2 million in fiscal 2009, 2008 and 2007, respectively.

Revenue Recognition

Revenue is recognized at the point of sale in retail stores. Online revenue is recorded when the Company estimates merchandise is delivered to the customer. Online customers generally receive merchandise within three to five days of shipment. Shipping fees received from customers are included in net sales and the associated shipping costs are included in cost of goods sold. The Company also sells gift cards in its retail store locations, through its online stores and through third parties. Revenue is recognized in the period that the gift card is redeemed. The Company recognizes unredeemed gift card and merchandise credit balances when it can determine the portion of the liability for which redemption is remote (generally three years after issuance). These amounts are recorded as other income within selling, general and administrative expenses and totaled $1.5 million, $1.5 million and $0.4 million in fiscal 2009, 2008 and 2007, respectively. From time to time, customers may earn Gymbucks or Rise and Shine coupons and redeem them for merchandise at a discount during the redemption period. One-half of the coupon value is earned by customers when the minimum purchase requirement is met during the earnings period, and the other half is earned when the additional purchase requirement is met during the redemption period. A liability is recorded for coupons earned, but not redeemed, within an accounting period. Sales are presented net of a sales return reserve, which is estimated based on historical return trends. Net retail sales also include revenue from the Company's co-branded credit card (see Note 9). The Company presents taxes collected from customers and remitted to governmental authorities on a net basis (excluded from revenues).

For the Gymboree Play & Music operations, initial franchise and transfer fees for all sites sold in a territory are recognized as revenue when the franchisee has paid the initial franchise or transfer fee, in the form of cash and/or a note payable, the franchisee has fully executed a franchise agreement and the Company has substantially completed its obligations under such agreement. The Company receives royalties based on each franchisee's gross receipts from operations. Such royalty fees are recorded when earned. The Company also recognizes revenues from consumer products and equipment sold to franchisees at the time title transfers to the franchisees.

A summary of activity in the sales return reserve is as follows:

Dollars in thousands	**Fiscal 2009**	**Fiscal 2008**	**Fiscal 2007**
Balance at beginning of year	$ 3,202	$ 1,746	$ 1,754
Provision for sales returns	29,712	29,455	22,444
Actual sales returns	(30,306)	(27,999)	(22,452)
Balance at end of year	$ 2,608	$ 3,202	$ 1,746

Loyalty Program

Customers who enroll in the Gymboree Rewards program earn points with every purchase at Gymboree and Gymboree Outlet stores. Those customers who reach a cumulative purchase threshold receive a coupon that can be used towards the future purchase of goods at Gymboree and Gymboree Outlet stores. The Company estimates the cost of rewards that will ultimately be redeemed and records this cost in cost of goods sold as reward points are accumulated.

Comprehensive Income

Comprehensive income consists of net income, foreign currency translation adjustments and fluctuations in the fair market value of certain derivative financial instruments and is shown in the consolidated statements of stockholders' equity.

Derivative Instruments

The Company enters into forward foreign exchange contracts with respect to certain purchases in United States dollars of inventory to be sold in the Company's retail stores in Canada. The purpose of these contracts is to protect the Company's margins on the eventual sale of the inventory from fluctuations in the exchange rate for Canadian and United States dollars. The term of the forward exchange contracts is generally less than one year. As of January 30, 2010 and January 31, 2009, the notional amount of these contracts was approximately $5.2 million and $3.4 million, respectively. These contracts are treated as cash flow hedges.

For a derivative instrument designated as a cash-flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. Gains or losses on the derivative representing either hedge components excluded from the assessment of effectiveness or hedge ineffectiveness are recognized in earnings. During the years ended January 30, 2010 and January 31, 2009, the Company reclassified approximately $94,000 in losses and $512,000 in gains, respectively, from accumulated other comprehensive income to cost of goods sold. No amounts were reclassified from accumulated other comprehensive income into earnings as a result of forecasted transactions that failed to occur or as a result of hedge ineffectiveness.

As of January 30, 2010, other assets included approximately $179,000 related to the Company's hedging activities and accumulated other comprehensive income included approximately $115,000 in unrealized gains related to hedging activity. As of January 31, 2009, accrued liabilities included approximately $162,000 related to the Company's hedging activities and accumulated other comprehensive income included approximately $145,000 in unrealized gains related to hedging activity. Amounts recognized in other comprehensive income are amortized to cost of goods sold over a three-month period.

Income Per Share

Basic income per share is calculated by dividing net income for the year by the number of weighted-average common shares outstanding for the year. Diluted income per share includes the effects of dilutive instruments, such as stock options and restricted stock, and uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted-average number of shares outstanding.

The following table summarizes the incremental shares from potentially dilutive securities, calculated using the treasury stock method:

	Year Ended		
	January 30, 2010	**January 31, 2009**	**February 2, 2008**
		(In thousands)	
Shares used to compute basic EPS	28,679	27,919	28,797
Add: effect of dilutive securities	1,176	1,235	1,236
Shares used to compute diluted EPS	29,855	29,154	30,033

The number of share-based awards excluded from the computation of weighted-average shares due to their anti-dilutive effect was immaterial for all periods presented.

Share-Based Compensation

The Company recognizes compensation expense on a straight-line basis for options and awards with time-based service conditions and on an accelerated basis for awards with performance conditions (see Note 6).

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued guidance on fair value measurements, which established a single authoritative definition of fair value and a framework for measuring fair value and expanded disclosure of fair value measurements for both financial and non-financial assets and liabilities. The Company adopted this guidance for financial assets and liabilities as of the beginning of fiscal 2008, as permitted, and adopted the remaining provisions of this guidance as of the beginning of fiscal 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.


Form 10-K

In March 2008, the FASB issued guidance requiring enhanced disclosures for derivative and hedging activities. The Company adopted this guidance as of the beginning of fiscal 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued guidance requiring disclosures about the fair value of financial instruments for interim reporting periods that were previously only required for annual reporting periods. The Company adopted this guidance during the quarter ended August 1, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued guidance which made the FASB Accounting Standards Codification ("Codification") the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. The Codification only changed the referencing convention of GAAP in the Company's consolidated financial statements.

In January 2010, the FASB issued guidance which amends and clarifies existing guidance related to fair value measurements and disclosures. This guidance requires new disclosures for (1) transfers in and out of Level 1 and Level 2 and reasons for such transfers; and (2) the separate presentation of purchases, sales, issuances and settlement in the Level 3 reconciliation. It also clarifies guidance around disaggregation and disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. The Company will adopt this guidance during the first quarter of fiscal 2010, except for the new disclosures in the Level 3 reconciliation. The Company will adopt the guidance related to the Level 3 reconciliation disclosures during the first quarter of fiscal 2011. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

2. Commitments and Contingencies

The Company leases its retail store locations, corporate headquarters, and certain fixtures and equipment under operating leases. The leases expire at various dates through fiscal 2021. Store leases typically have 10-year terms and include a cancellation clause if minimum revenue levels are not achieved during a specified 12-month period during the lease term. Some leases are structured with a minimum rent component plus a percentage rent based on the store's net sales in excess of a certain threshold. Substantially all of the leases require the Company to pay insurance, utilities, real estate taxes, and common area repair and maintenance expenses.

Future minimum rental payments under non-cancelable operating leases at January 30, 2010 are as follows:

Fiscal	(In thousands)
2010	$ 75,565
2011	73,997
2012	70,505
2013	65,348
2014	60,013
Later years	178,656
Total	$524,084

Rent expense for all operating leases totaled $112.8 million, $101.3 million and $87.3 million in fiscal 2009, 2008 and 2007, respectively, and includes common area maintenance expenses, real estate taxes, utilities, percentage rent expense and other lease required expenses of $40.4 million, $35.8 million and $31.4 million in fiscal 2009, 2008 and 2007, respectively. Percentage rent expense was approximately $0.5 million in fiscal 2009 and $0.8 million in each of fiscal 2008 and 2007.

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Management does not expect that the results in any of these legal proceedings, either individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

3. Borrowing Arrangements

The Company has an unsecured revolving credit facility for borrowings of up to $80 million (subject to an option to increase the borrowing limit up to $100 million with the approval of the lender). The credit facility, which expires in September 2010, may be used for the issuance of documentary and standby letters of credit, working capital and capital expenditure needs. The interest rate for each borrowing under the facility will be, at the option of the Company, a base rate plus an additional marginal rate (a total of 3.50% as of January 30, 2010) or the Eurodollar rate plus an additional marginal rate (a total of 2.49% as of January 30, 2010). This credit facility requires the Company to meet financial covenants on a quarterly basis, limits annual capital expenditures, restricts the payment of dividends, and limits stock repurchases. As of January 30, 2010, the Company was in compliance with these covenants. As of January 30, 2010, there were no outstanding borrowings and $56.8 million of documentary and standby letters of credit were outstanding. The maximum amount of documentary and standby letters of credit outstanding during fiscal 2009 was $74.3 million.

4. Accrued Liabilities

Accrued liabilities consist of the following:

	January 30, 2010	January 31, 2009
	(In thousands)	
Store operating expenses and other	$24,906	$23,811
Employee compensation	17,346	20,611
Gift card liabilities and merchandise credits	18,237	17,233
Deferred revenue primarily related to Gymboree Visa program	6,446	5,494
Sales taxes	2,360	2,192
Total	$69,295	$69,341

5. Income Taxes

The provision for income taxes consists of the following:

	2009	2008	2007
		(In thousands)	
Current:			
Federal	$51,750	$50,836	$ 52,844
State	8,833	7,620	7,570
Foreign	(496)	1,735	2,905
Total current	60,087	60,191	63,319
Deferred:			
Federal	1,140	(3,001)	(10,777)
State	538	224	(45)
Foreign	1,049	(1,255)	616
Total deferred	2,727	(4,032)	(10,206)
Total provision	$62,814	$56,159	$ 53,113

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

	2009	2008	2007
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of income tax benefit	3.7	3.7	4.5
Increase (decrease) in valuation allowances	(0.2)	0.7	(0.2)
Other	(0.4)	(1.9)	0.5
Effective tax rate	38.1%	37.5%	39.8%

The amount of pre-tax income attributable to foreign operations for fiscal 2009, 2008 and 2007 was $2.7 million, $6.9 million and $4.0 million, respectively.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, are as follows:

	January 30, 2010	January 31, 2009
	(In thousands)	
Deferred tax assets:		
Inventory valuation / bad debt	$ 4,326	$ 4,058
Deferred revenue	13,047	14,276
Reserves	6,601	7,504
Stock compensation	10,782	9,904
Deferred rent	7,888	7,039
State net operating loss carryforwards	545	1,203
Foreign tax credits	901	1,928
Other	821	2,964
	44,911	48,876
Deferred tax liabilities:		
Prepaid expenses	(1,846)	(1,810)
State taxes	(2,446)	(2,803)
Fixed asset basis differences	(7,838)	(7,054)
	(12,130)	(11,667)
Total	32,781	37,209
Valuation allowance	(901)	(1,251)
Net deferred tax assets	$ 31,880	$ 35,958

As of January 30, 2010, the Company has state net operating loss carryforwards of approximately $11.3 million for tax purposes. These net operating loss carryforwards will expire between 2010 and 2024. As of January 30, 2010, the Company has foreign tax credit carryforwards of approximately $0.9 million. These credit carryforwards will expire between 2016 and 2019. Using its best estimates, the Company has recorded a valuation allowance of $0.9 million on its deferred tax assets for foreign tax credits as it is more likely than not that they will not be realized. The utilization of net operating losses and foreign tax credits may be subject to a substantial annual limitation due to any future "changes in ownership" as defined by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Should the Company become subject to this annual limitation, the net operating loss and foreign tax credit carryforwards may expire before utilization.

On February 4, 2007, the Company adopted guidance issued by the Financial Accounting Standards Board on accounting for uncertainty in income taxes and recorded a $2.3 million decrease to retained earnings as a result. The Company had unrecognized tax benefits of $6.4, $6.7 and $6.9 million as of January 30, 2010, January 31, 2009 and February 2, 2008, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows (in thousands):

	January 30, 2010	January 31, 2009	February 2, 2008
		(In thousands)	
Balance at beginning of year	$ 6,667	$6,874	$ 6,946
Gross increases—tax positions in current period	766	1,404	1,224
Gross increases—tax positions in prior period	771	813	570
Gross decreases—tax positions in prior period	(970)	(937)	(241)
Settlements	(1,014)	(904)	(1,752)
Lapsed statutes of limitations	—	(228)	(138)
(Decreases) Increases based on currency translation adjustments	219	(355)	265
Balance at end of year	$ 6,439	$6,667	$ 6,874

At January 30, 2010, January 31, 2009 and February 2, 2008, $5.3 million, $4.6 million and $4.7 million, respectively, of unrecognized tax benefits would affect the effective tax rate if recognized. Additionally, at January 30, 2010, January 31, 2009 and February 2, 2008, $1.1 million, $2.1 million and $2.2 million, respectively, of unrecognized tax benefits would result in adjustments to other tax accounts, primarily deferred taxes, if recognized.

The Company recognizes interest and penalties on income tax contingencies in income tax expense. Income tax expense included a charge of $374,000 in fiscal 2009 and benefits of $142,000 and $147,000 in fiscal 2008 and fiscal 2007, respectively, related to interest expense on income taxes. Income tax expense also included charges of $111,000 and $157,000 in fiscal 2009 and fiscal 2008, respectively, and a benefit of $324,000 in fiscal 2007 related to penalties on income taxes. As of January 30, 2010, the Company had a liability for interest on income taxes of $1.4 million and a liability for penalties on income taxes of $719,000. As of January 31, 2009, the Company had a liability for interest on income taxes of $1.2 million and a liability for penalties on income taxes of $613,000. As of February 2, 2008, the Company had a liability for interest on income taxes of $1.6 million and a liability for penalties on income taxes of $475,000.

The Company does not anticipate that total unrecognized tax benefits will significantly change within the next 12 months.

The Company and its domestic subsidiaries file income tax returns with federal, state and local tax authorities within the United States. The Company's foreign affiliates file income tax returns in various foreign jurisdictions, the most significant of which is Canada. With few exceptions, the Company is no longer subject to United States federal, state, or local examinations by tax authorities for tax years before 2006 and is no longer subject to foreign examinations by tax authorities for tax years before 2003.

6. Stockholders' Equity

Stock Plans

Share-based compensation expense is included as a component of selling, general and administrative expenses and consists of the following:

	Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
		(in thousands)	
Stock options	$ 327	$ 1,557	$ 2,609
Restricted stock awards and units	18,135	17,911	13,386
Employee stock purchase plan	—	382	386
Total	$18,462	$19,850	$16,381

In the fourth quarter of fiscal 2007, the Company identified an error in its accounting for restricted stock awards with performance conditions that were granted earlier in fiscal 2007. As a result, an adjustment of approximately $3.2 million to increase selling, general and administrative expense was recorded to correct the amortization method the Company used to recognize compensation expense for such restricted stock awards. Performance-based restricted stock awards are required to be amortized on an accelerated basis (treating each vesting tranche of a performance award as a separate award with its own requisite service period) compared to the straight-line method the Company had used during the first three quarters of fiscal 2007. The Company recorded this adjustment in the fourth quarter of fiscal 2007 as the amounts were not material to the results of any prior quarter of fiscal 2007.

The Company recognized income tax benefits related to share-based compensation expense of approximately $9.2 million (of which $2.9 million affected stockholders' equity and $6.3 million affected net income), $10.8 million (of which $6.4 million affected stockholders' equity and $4.4 million affected net income) and $6.0 million (of which $3.8 million affected stockholders' equity and $2.2 million affected income) for fiscal 2009, 2008 and 2007, respectively.

For fiscal 2009, 2008 and 2007, the Company reported $3.8 million, $6.0 million and $3.3 million, respectively, in excess tax benefits as financing cash inflows.

Equity Incentive Plan

The Company's 2004 Equity Incentive Plan (the "2004 Plan"), provides for grants to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, for grants of non-statutory stock options to employees, consultants and non-employee directors of the Company, and for grants of other types of equity incentive compensation, such as restricted stock and restricted stock units. There are 4,632,100 shares of common stock currently reserved for issuance under the 2004 Plan. There were 447,202 shares available for the grant of awards under the 2004 Plan at January 30, 2010. The Company's policy is to issue new shares for restricted stock awards, upon exercise of stock options, on payment of restricted stock units, and for purchases under the 1993 Employee Stock Purchase Plan ("Purchase Plan").

Stock Options

The following table summarizes stock option activity during fiscal 2009:

	Number of shares (in thousands)	Weighted-average exercise price per share	Weighted-average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)
Outstanding at January 31, 2009	789	$13.57		
Exercised	(448)	13.50		
Forfeited	(1)	22.68		
Expired	(1)	8.50		
Outstanding at January 30, 2010	339	$13.67	4.5	$8,585
Vested and expected to vest at January 30, 2010 (1)	339	$13.67	4.5	$8,584
Exercisable at January 30, 2010	338	$13.65	4.5	$8,578

(1) The expected to vest options are the result of applying the pre-vesting forfeiture rate assumptions to total unvested options outstanding.

Options granted pursuant to the 2004 Plan have been granted at exercise prices equal to the fair market value of common stock on the date of grant. The options each have a term of ten years and generally vest over a four-year period. The Company has not granted stock options since fiscal 2006.

The total intrinsic value of options exercised during fiscal 2009, 2008 and 2007 was $13.0 million, $16.2 million, and $8.6 million, respectively.

As of January 30, 2010, the amount of unrecognized compensation cost related to nonvested stock options was not material.

The following table summarizes information about stock options outstanding at January 30, 2010:

Range of Exercise Prices			Options Outstanding: Number of Shares	Options Outstanding: Weighted-Average Remaining Contractual Term (Years)	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Number Exercisable 1/30/2010	Options Exercisable: Weighted-Average Exercise Price
$ 2.81		$ 4.22	3,279	0.2	$ 3.10	3,279	$ 3.10
4.22		6.33	10,000	1.7	5.75	10,000	5.75
6.33		9.49	9,100	0.8	8.08	9,100	8.08
9.49		14.24	187,405	5.0	12.31	187,405	12.31
14.24		21.36	121,697	4.3	16.49	121,697	16.49
21.36		25.05	7,259	6.1	23.91	6,821	23.90
$ 2.81	to	$25.05	338,740	4.5	$13.67	338,302	$13.65

Restricted Stock and Restricted Stock Units

Shares of restricted stock have the same voting rights as other common stock and are issued and outstanding shares. Restricted stock units do not have voting rights, and the underlying shares are not considered to be issued and outstanding until vested. Restricted stock awards and restricted stock units generally vest over a four-year period. The fair values of restricted stock awards and restricted stock units are based on the fair value of the Company's common stock on the date of grant.

Restricted stock award activity during fiscal 2009 is summarized as follows:

	Restricted Stock Awards: Number of shares (in thousands)	Restricted Stock Awards: Weighted-average grant date fair value per share
Nonvested at January 31, 2009	964	$35.27
Granted	375	29.27
Vested	(346)	32.48
Nonvested at January 30, 2010	993	$33.97

Restricted stock granted in fiscal 2007 included 790,000 shares subject to performance-based vesting conditions. Grantees forfeited and the Company cancelled 329,167 of these shares in March 2008, as the related performance targets were not met.

Restricted stock granted in fiscal 2009 included 360,000 shares subject to performance-based vesting conditions for fiscal 2009, which will determine the total number of restricted stock awards that could ultimately vest over four years. The satisfaction of the performance conditions will be finally determined during the first quarter of fiscal 2010 based on fiscal 2009 results in accordance with the agreements with recipients. The expense recorded for awards with performance conditions is based on the performance outcome the Company estimates to be probable.

The fair value of restricted stock awards that vested during fiscal 2009, 2008 and 2007 was $9.8 million, $9.2 million and $5.4 million, respectively.

As of January 30, 2010, there was $10.5 million of unrecognized compensation cost, before income taxes, related to nonvested restricted stock awards, which is expected to be recognized over a weighted-average period of 1.1 years.

The following table summarizes restricted stock unit activity during fiscal 2009:

	Restricted Stock Units	
	Number of shares (in thousands)	Weighted-average grant date fair value per share
Nonvested at January 31, 2009	287	$33.14
Granted	223	22.39
Vested	(96)	34.08
Forfeited	(7)	35.05
Nonvested at January 30, 2010	407	$27.00

The fair value of restricted stock units that vested during fiscal 2009, 2008 and 2007 was $2.5 million, $2.8 million and $1.8 million, respectively.

As of January 30, 2010, there was $4.9 million of unrecognized compensation cost, before income taxes, related to nonvested restricted stock units, which is expected to be recognized over a weighted-average period of 2.4 years.

1993 Employee Stock Purchase Plan

We have reserved a total of 1,175,278 shares of common stock for issuance under the 1993 Employee Stock Purchase Plan (the "Purchase Plan"). The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. The Purchase Plan was suspended effective January 1, 2009. Consequently, there were no shares issued under the Purchase Plan in fiscal 2009. There were 50,461 and 39,636 shares issued under the Purchase Plan in fiscal 2008 and 2007, respectively. As of January 30, 2010, there was no unrecognized compensation cost related to the Purchase Plan.

The fair value of rights to purchase shares under the Purchase Plan is estimated on the date of grant using the Black-Scholes option valuation model. Expected stock price volatility is estimated based on the Company's historical volatility. The risk-free interest rate is based on United States Treasury yields in effect at the time of the grant for notes with comparable terms as the awards. The expected term of rights to purchase shares under the Purchase Plan is based on the length of the purchase period. Assumptions used in the Black-Scholes valuation model are presented below:

	Year Ended	
	January 31, 2009	February 2, 2008
Expected dividend rate	0.0%	0.0%
Expected volatility	51.4%	46.2%
Risk-free interest rate	2.8%	4.0%
Expected lives (years)	0.50	0.50

7. 401(k) Plan

The Company maintains a voluntary defined contribution 401(k) profit-sharing plan (the "Plan") covering employees who have met certain service and eligibility requirements. Employees may elect to contribute up to 100% of their compensation to the Plan, not to exceed the dollar limit set by law. The Plan permits employees to invest in the Company's common stock with a limitation of 20% of their total investment. There are restrictions for certain employees trading Company stock. Prior to March 1, 2009, the Company contributed $1.00 to the plan for each $1.00 contributed by an employee, up to 4% of the employee's salary. Matching contributions to the Plan totaled approximately $0.1 million, $2.3 million and $2.3 million in fiscal 2009, 2008 and 2007, respectively. The matching contributions were suspended effective March 1, 2009.

8. Segments

The Company has two reportable segments: retail stores and Gymboree Play & Music. These segments were identified based on differences in products and services. The retail stores segment includes four operating segments (brands) which sell high-quality apparel for children: Gymboree (including an online store), Gymboree Outlet, Janie and Jack (including an online store), and Crazy 8 (including an online store). These four operating segments have been aggregated into one reportable segment because, in the Company's judgment, these operating segments have similar historical economic characteristics and/or are expected to have similar economic characteristics and similar long-term financial performance in the future. Gross margin is the principal measure the Company considers in determining whether the economic characteristics are similar. In addition, each operating segment has similar products, production processes and type or class of customer. The Company believes that disaggregating its operating segments would not provide material additional information. Corporate overhead (costs related to the Company's distribution center and shared corporate services) is included in the retail stores segment.

The following table provides the summary financial data of each reportable segment (in thousands):

	Year ended January 30, 2010		
	Retail Stores	Play & Music	Total
Net sales	$1,001,527	$13,384	$1,014,911
Operating income	158,243	5,395	163,638
Total assets	630,979	5,151	636,130

	Year ended January 31, 2009		
	Retail Stores	Play & Music	Total
Net sales	$ 987,859	$12,819	$1,000,678
Operating income	143,390	4,918	148,308
Total assets	516,077	4,504	520,581

	Year ended February 2, 2008		
	Retail Stores	Play & Music	Total
Net sales	$ 909,410	$11,404	$ 920,814
Operating income	126,743	3,502	130,245
Total assets	391,642	5,542	397,184

Depreciation and amortization expense and capital expenditures have not been separately disclosed above as the amounts primarily relate to the retail segment.

The Company attributes revenues to individual countries based on selling location. Net retail sales from our Canadian subsidiary amounted to $39.9 million, $40.4 million and $41.3 million in fiscal 2009, 2008 and 2007, respectively. Long-lived assets held by our Canadian subsidiary amounted to $5.0 million and $2.6 million as of January 30, 2010 and January 31, 2009, respectively. There are no intersegment revenues.

9. Co-Branded Credit Card

The Company has co-branded credit card agreements (the "Agreements") with a third-party bank (the "Bank") and Visa U.S.A. Inc. for the issuance of a Visa credit card bearing the Gymboree brand and administration of an associated incentive program for cardholders. These Agreements, which were executed in fiscal 2009, expire in fiscal 2014. The Company recognizes revenues related to the Agreements as follows:

- New account fees are recognized as retail revenues on a straight-line basis over the estimated life of the credit card relationship.

- Credit card usage fees are recognized as retail revenues as actual credit card usage occurs.
- Minimum guaranteed annual payments received under the Company's original credit card agreement executed in fiscal 2003 that exceeded amounts earned based on the number of accounts opened and card usage are recognized as retail revenues on a straight-line basis over the estimated life of the credit card relationship.
- Rewards earned are recorded as gift card liabilities and recognized as retail revenues when the gift cards are redeemed.

During fiscal 2009, 2008 and 2007, the Company recognized approximately $7.6 million, $9.1 million, and $8.6 million in revenue from these Agreements, respectively. These amounts are included in net retail sales in the accompanying consolidated statements of income. As of January 30, 2010 and January 31, 2009, $6.4 million and $5.1 million in current deferred revenue, and $0.6 million and $0.5 million in gift card liabilities, respectively, are included in accrued liabilities in the accompanying consolidated balance sheets. Other deferred liabilities include deferred revenue of $12.4 million and $14.0 million as of January 30, 2010 and January 31, 2009, respectively.

10. Common Stock Repurchases

Pursuant to authorization from the Board of Directors, the Company repurchased and retired 627,156 shares of Company stock at an aggregate cost of approximately $26.4 million, or approximately $42.02 per share, in fiscal 2009, 18,000 shares of Company stock at an aggregate cost of approximately $0.7 million or approximately $40.15 per share, in fiscal 2008 and 4,672,737 shares of Company stock at an aggregate cost of approximately $174.3 million, or approximately $37.28 per share, in fiscal 2007. As of January 30, 2010, the Company had approximately $13.6 million available for common stock repurchases under its current share repurchase program.

11. Lease Incentives and Other Deferred Liabilities

Lease incentives and other deferred liabilities consist of the following:

	January 30, 2010	January 31, 2009
	(In thousands)	
Deferred rent	$18,991	$17,492
Construction allowance	39,074	35,162
Deferred revenue related to Gymboree Visa program	12,381	14,035
Other	413	383
Total	$70,859	$67,072

12. Fair Value Measurements

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for the asset or liability, which reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of January 30, 2010, the Company's forward foreign exchange contracts had an estimated fair value of $179,000. Fair value was determined using the market approach and Level 2 inputs. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The Company had no other financial assets or liabilities measured at fair value as of January 30, 2010.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company measures certain non-financial assets and liabilities, including long-lived assets, at fair value on a non-recurring basis. During the fiscal year ended January 30, 2010, the Company recorded a charge related to the impairment of assets at under-performing stores. The impairment charge reduced the carrying amount of the applicable long-lived assets from $529,000 to their fair value of zero as of January 30, 2010. The fair market value of these assets was determined using the income approach and level 3 inputs, which required management to make significant estimates about future cash flows. Management estimates the amount and timing of future cash flows based on its experience and knowledge of the retail market in which each store operates. This impairment charge is included in selling, general and administrative expenses ("SG&A") in the accompanying consolidated statements of income.

13. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of the following:

	January 30, 2010	January 31, 2009	February 2, 2008
		(in thousands)	
Foreign currency translation	$273	$(1,467)	$1,068
Unrealized net gain (loss) on cash flow hedges, net of tax	70	45	(125)
Total accumulated other comprehensive income (loss)	$343	$(1,422)	$ 943

14. Quarterly Financial Information (Unaudited)

The quarterly financial information presented below is derived from the Consolidated Statements of Income.

	Fiscal 2009 Quarter Ended				
	May 2, 2009	August 1, 2009	October 31, 2009	January 30, 2010	2009 Total
	(In thousands, except per share amounts)				
Net sales					
Retail	$227,980	$212,262	$265,596	$295,689	$1,001,527
Play & Music	2,895	3,132	3,485	3,872	13,384
Total net sales	230,875	215,394	269,081	299,561	1,014,911
Gross profit	109,529	93,228	137,108	140,041	479,906
Operating income	36,184	17,419	56,419	53,616	163,638
Net income	21,807	12,161	34,755	33,196	101,919
Basic net income per share	0.77	0.42	1.20	1.16	3.55
Diluted net income per share	0.74	0.41	1.15	1.11	3.41

	Fiscal 2008 Quarter Ended				
	May 3, 2008	August 2, 2008	November 1, 2008	January 31, 2009	2008 Total
	(In thousands, except per share amounts)				
Net sales					
Retail	$238,917	$202,818	$261,296	$284,828	$ 987,859
Play & Music	3,187	2,930	2,809	3,893	12,819
Total net sales	242,104	205,748	264,105	288,721	1,000,678
Gross profit	123,418	93,942	134,585	124,256	476,201
Operating income	41,593	12,875	50,208	43,632	148,308
Net income	25,037	8,011	30,947	29,485	93,480
Basic net income per share	0.91	0.29	1.10	1.05	3.35
Diluted net income per share	0.86	0.27	1.06	1.00	3.21

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company conducted an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on the Company's evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In addition, the Company's Chief Executive Officer and Chief Financial Officer concluded as of the period covered by this report that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.


Form 10-K

Management's Report on Internal Control over Financial Reporting

The management of The Gymboree Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 30, 2010. In making this assessment, management used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management believes that, as of January 30, 2010, the Company maintained effective internal control over financial reporting based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's independent registered public accounting firm has issued a report on the Company's internal control over financial reporting. That report appears herein on page 28.

Changes in Internal Control over Financial Reporting

During the Company's fourth fiscal quarter, there was no change in the Company's internal control over financial reporting that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference to the sections entitled "Proposal One: Election of Directors," "Board Meetings and Board Committees," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Other Information" in our 2010 Proxy Statement. See also Part 1, Item 1, "Business—Executive Officers of the Registrant" in this annual report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the sections entitled "2009 Director Compensation Table," "Compensation Committee Report," "Compensation Discussion and Analysis," "Executive Compensation" and "Termination of Employment and Change-of-Control Arrangements and Employment Contracts" in our 2010 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Directors and Management" and "Equity Compensation Plan Information" in our 2010 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the section entitled "Board Membership and Director Independence" and "Certain Relationships and Related-Person Transactions" in our 2010 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section entitled "Independent Registered Public Accounting Firm Fees and Services" in our 2010 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A)(1) FINANCIAL STATEMENTS

The following documents are filed as a part of this Annual Report on Form 10-K.

(A)(2) FINANCIAL STATEMENT SCHEDULES

Financial statement schedules have been omitted because they are not required or are not applicable.

(A)(3) EXHIBITS

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Registrant. (1)
3.2	Amended and Restated Bylaws. (12)
4.1	Article III of Restated Certificate of Incorporation of Registrant (See Exhibit 3.1). (1)
4.2	Form of Certificate for Common Stock. (1)
10.31*	Amended and Restated 1993 Stock Option Plan, with form of Stock Option Agreement, amended and restated as of November 11, 1998. (2)
10.50*	2002 Stock Incentive Plan. (3)
10.52*	Amended and Restated Management Change of Control Plan. (4)
10.53*	Amended and Restated Management Severance Plan. (14)
10.54*	Key Terms of Compensation Arrangements for Named Executive Officers. (22)
10.55	Credit Agreement with Bank of America dated August 11, 2003. (5)
10.56*	Annual Bonus Plan. (23)
10.57	Sublease Agreement for 500 Howard Street, San Francisco, CA. (6)
10.58*	2004 Equity Incentive Plan. (10)
10.59*	Form of Stock Option Grant Notice and Agreement for 2004 Equity Incentive Plan. (7)
10.60	Waiver and First Amendment to Credit Agreement. (7)
10.62*	Restricted Stock Award Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)
10.63*	Stock Option Grant Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)

Exhibit Number	Description
10.70	Second Amendment to Credit Agreement dated July 27, 2005. (9)
10.71	Third Amendment to Credit Agreement dated March 30, 2006. (11)
10.73	Form of Indemnification Agreement.
10.74	Fourth Amendment to Credit Agreement, dated July 5, 2006. (13)
10.78	Fifth Amendment to Credit Agreement, dated February 7, 2007. (15)
10.79*	Form of Restricted Stock Award Notice and Agreement for 2004 Equity Incentive Plan. (16)
10.82	Sixth Amendment to Credit Agreement, dated April 24, 2007. (17)
10.83	Seventh Amendment to Credit Agreement, dated June 12, 2007. (18)
10.84	Eighth Amendment to Credit Agreement, dated July 31, 2007. (19)
10.85	Ninth Amendment to Credit Agreement, dated November 21, 2007. (20)
10.87	Tenth Amendment to Credit Agreement, dated as of August 8, 2008. (21)
10.89*	Summary of Nonemployee Director Compensation. (24)
10.90*	Form of Restricted Stock Unit Award Notice and Agreement for 2004 Equity Incentive Plan. (24)
10.91	Eleventh Amendment to Credit Agreement, dated as of July 31, 2009. (25)
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Matthew K. McCauley Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Jeffrey P. Harris Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Matthew K. McCauley Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.
32.2	Certification of Jeffrey P. Harris Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("the Commission") on February 18, 1993 (File No. 33-58322), as amended.

(2) Incorporated by reference to the corresponding exhibits to the Registrant's 2000 Annual Report on Form 10-K filed with the Commission on May 4, 2001.

(3) Incorporated by reference to the corresponding exhibits to the Registrant's August 3, 2002 Quarterly Report on Form 10-Q filed with the Commission on September 17, 2002.

(4) Incorporated by reference to Exhibit 10.52 to the Registrant's Current report on Form 8-K filed with the Commission on April 7, 2008.

(5) Incorporated by reference to the corresponding exhibits to the Registrant's August 2, 2003 Quarterly Report on Form 10-Q filed with the Commission on September 11, 2003.

(6) Incorporated by reference to the corresponding exhibits to the Registrant's May 1, 2004 Quarterly Report on Form 10-Q filed with the Commission on June 9, 2004.

(7) Incorporated by reference to the corresponding exhibits to the Registrant's October 30, 2004 Quarterly Report on Form 10-Q filed with the Commission on December 8, 2004.

(8) Incorporated by reference to the corresponding exhibits to the Registrant's January 10, 2005 Current Report on Form 8-K filed with the Commission on January 13, 2005.

(9) Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Commission on August 1, 2005.

(10) Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on May 2, 2008.
(11) Incorporated by reference to the corresponding exhibit to the Registrant's January 28, 2006 Annual Report on Form 10-K filed with the Commission on April 12, 2006.
(12) Incorporated by reference to the corresponding exhibit to the Registrant's May 2, 2009 Quarterly Report on Form 10-Q filed with the Commission on June 10, 2009.
(13) Incorporated by reference to Exhibit 10.73 to the Registrant's Current Report on Form 8-K filed with the Commission on July 14, 2006.
(14) Incorporated by reference to Exhibit 10.53 to the Registrant's Current Report on Form 8-K filed with the Commission on April 7, 2008.
(15) Incorporated by reference to Exhibit 10.74 to the Registrant's Current Report on Form 8-K filed with the Commission on February 8, 2007.
(16) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on June 15, 2005.
(17) Incorporated by reference to Exhibit 10.82 to the Registrant's Current Report on Form 8-K filed with the Commission on April 26, 2007.
(18) Incorporated by reference to the corresponding exhibit to the Registrant's May 5, 2007 Quarterly Report on Form 10-Q filed with the Commission on June 12, 2007.
(19) Incorporated by reference to Exhibit 10.84 to the Registrant's Current Report on Form 8-K filed with the Commission on August 2, 2007.
(20) Incorporated by reference to Exhibit 10.85 to the Registrant's Current Report on Form 8-K filed with the Commission on November 29, 2007.
(21) Incorporated by reference to Exhibit 10.87 to the Registrant's Current Report on Form 8-K filed with the Commission on August 14, 2008.
(22) Incorporated by reference to the corresponding exhibit to the Registrant's May 2, 2009 Quarterly Report on Form 10-Q filed with the Commission on June 10, 2009.
(23) Incorporated by reference to the corresponding exhibit to the Registrant's May 3, 2008 Quarterly Report on Form 10-Q filed with the Commission on June 11, 2008.
(24) Incorporated by reference to the corresponding exhibit to the Registrant's 2009 Annual Report on Form 10-K filed with the Commission on March 31, 2009.
(25) Incorporated by reference to Exhibit 10.91 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2009.
* Indicates management contracts or compensatory plans or arrangements required to be filed as exhibits to this report on Form 10-K.

THE GYMBOREE CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GYMBOREE CORPORATION

March 29, 2010
(Date)

By: /s/ MATTHEW K. MCCAULEY
Matthew K. McCauley
Chief Executive Officer and
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ MATTHEW K. MCCAULEY **Matthew K. McCauley**	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 29, 2010
/s/ JEFFREY P. HARRIS **Jeffrey P. Harris**	Chief Financial Officer (Principal Financial Officer)	March 29, 2010
/s/ LYNDA G. GUSTAFSON **Lynda G. Gustafson**	Vice President, Corporate Controller (Principal Accounting Officer)	March 29, 2010
/s/ BLAIR W. LAMBERT **Blair W. Lambert**	Chief Operating Officer and Director	March 29, 2010
/s/ GARY M. HEIL **Gary M. Heil**	Director	March 29, 2010
/s/ WILLIAM U. WESTERFIELD **William U. Westerfield**	Director	March 29, 2010
/s/ DANIEL R. LYLE **Daniel R. Lyle**	Director	March 29, 2010
/s/ JOHN C. POUND **John C. Pound**	Director	March 29, 2010
/s/ SCOTT A. RYLES **Scott A. Ryles**	Director	March 29, 2010

THE GYMBOREE CORPORATION

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Registrant. (1)
3.2	Amended and Restated Bylaws. (12)
4.1	Article III of Restated Certificate of Incorporation of Registrant (See Exhibit 3.1). (1)
4.2	Form of Certificate for Common Stock. (1)
10.31*	Amended and Restated 1993 Stock Option Plan, with form of Stock Option Agreement, amended and restated as of November 11, 1998. (2)
10.50*	2002 Stock Incentive Plan. (3)
10.52*	Amended and Restated Management Change of Control Plan. (4)
10.53*	Amended and Restated Management Severance Plan. (14)
10.54*	Key Terms of Compensation Arrangements for Named Executive Officers. (22)
10.55	Credit Agreement with Bank of America dated August 11, 2003. (5)
10.56*	Annual Bonus Plan. (23)
10.57	Sublease Agreement for 500 Howard Street, San Francisco, CA. (6)
10.58*	2004 Equity Incentive Plan. (10)
10.59*	Form of Stock Option Grant Notice and Agreement for 2004 Equity Incentive Plan. (7)
10.60	Waiver and First Amendment to Credit Agreement. (7)
10.62*	Restricted Stock Award Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)
10.63*	Stock Option Grant Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)
10.70	Second Amendment to Credit Agreement dated July 27, 2005. (9)
10.71	Third Amendment to Credit Agreement dated March 30, 2006. (11)
10.73	Form of Indemnification Agreement.
10.74	Fourth Amendment to Credit Agreement, dated July 5, 2006. (13)
10.78	Fifth Amendment to Credit Agreement, dated February 7, 2007. (15)
10.79*	Form of Restricted Stock Award Notice and Agreement for 2004 Equity Incentive Plan. (16)
10.82	Sixth Amendment to Credit Agreement, dated April 24, 2007. (17)
10.83	Seventh Amendment to Credit Agreement, dated June 12, 2007. (18)
10.84	Eighth Amendment to Credit Agreement, dated July 31, 2007. (19)
10.85	Ninth Amendment to Credit Agreement, dated November 21, 2007. (20)
10.87	Tenth Amendment to Credit Agreement, dated as of August 8, 2008. (21)
10.89*	Summary of Nonemployee Director Compensation. (24)
10.90*	Form of Restricted Stock Unit Award Notice and Agreement for 2004 Equity Incentive Plan. (24)

Exhibit Number	Description
10.91	Eleventh Amendment to Credit Agreement, dated as of July 31, 2009. (25)
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Matthew K. McCauley Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Jeffrey P. Harris Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Matthew K. McCauley Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.
32.2	Certification of Jeffrey P. Harris Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("the Commission") on February 18, 1993 (File No. 33-58322), as amended.

(2) Incorporated by reference to the corresponding exhibits to the Registrant's 2000 Annual Report on Form 10-K filed with the Commission on May 4, 2001.

(3) Incorporated by reference to the corresponding exhibits to the Registrant's August 3, 2002 Quarterly Report on Form 10-Q filed with the Commission on September 17, 2002.

(4) Incorporated by reference to Exhibit 10.52 to the Registrant's Current Report on Form 8-K filed with the Commission on April 7, 2008.

(5) Incorporated by reference to the corresponding exhibits to the Registrant's August 2, 2003 Quarterly Report on Form 10-Q filed with the Commission on September 11, 2003.

(6) Incorporated by reference to the corresponding exhibits to the Registrant's May 1, 2004 Quarterly Report on Form 10-Q filed with the Commission on June 9, 2004.

(7) Incorporated by reference to the corresponding exhibits to the Registrant's October 30, 2004 Quarterly Report on Form 10-Q filed with the Commission on December 8, 2004.

(8) Incorporated by reference to the corresponding exhibits to the Registrant's January 10, 2005 Current Report on Form 8-K filed with the Commission on January 13, 2005.

(9) Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Commission on August 1, 2005.

(10) Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on May 2, 2008.

(11) Incorporated by reference to the corresponding exhibit to the Registrant's January 28, 2006 Annual Report on Form 10-K filed with the Commission on April 12, 2006.

(12) Incorporated by reference to the corresponding exhibit to the Registrant's May 2, 2009 Quarterly Report on Form 10-K filed with the Commission on June 10, 2009.

(13) Incorporated by reference to Exhibit 10.73 to the Registrant's Current Report on Form 8-K filed with the Commission on July 14, 2006.

(14) Incorporated by reference to Exhibit 10.53 to the Registrant's Current Report on Form 8-K filed with the Commission on April 7, 2008.

(15) Incorporated by reference to Exhibit 10.74 to the Registrant's Current Report on Form 8-K filed with the Commission on February 8, 2007.

(16) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on June 15, 2005.

(17) Incorporated by reference to Exhibit 10.82 to the Registrant's Current Report on Form 8-K filed with the Commission on April 26, 2007.

(18) Incorporated by reference to the corresponding exhibit to the Registrant's May 5, 2007 Quarterly Report on Form 10-Q filed with the Commission on June 12, 2007.

(19) Incorporated by reference to Exhibit 10.84 to the Registrant's Current Report on Form 8-K filed with the Commission on August 2, 2007.

(20) Incorporated by reference to Exhibit 10.85 to the Registrant's Current Report on Form 8-K filed with the Commission on November 29, 2007.
(21) Incorporated by reference to Exhibit 10.87 to the Registrant's Current Report on Form 8-K filed with the Commission on August 14, 2008.
(22) Incorporated by reference to the corresponding exhibit to the Registrant's May 2, 2009 Quarterly Report on Form 10-Q filed with the Commission on June 10, 2009.
(23) Incorporated by reference to the corresponding exhibit to the Registrant's May 3, 2008 Quarterly Report on Form 10-Q filed with the Commission on June 11, 2008.
(24) Incorporated by reference to the corresponding exhibit to the Registrant's 2009 Annual Report on Form 10-K filed with the Commission on March 31, 2009.
(25) Incorporated by reference to Exhibit 10.91 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2009.
* Indicates management contracts or compensatory plans or arrangements required to be filed as exhibits to this report on Form 10-K.

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Corporate Profile

The Gymboree Corporation's specialty retail brands offer unique, high-quality products delivered with personalized customer service. As of January 30, 2010, the Company operated a total of 953 retail stores: 629 Gymboree® stores (593 in the United States, 34 in Canada and 2 in Puerto Rico), 140 Gymboree Outlet stores, 119 Janie and Jack® shops and 65 Crazy 8® stores in the United States. The Company also operates online stores at gymboree.com, janieandjack.com and crazy8.com, and offers directed parent-child developmental play programs at 650 franchised and Company-operated Gymboree Play & Music® centers in the United States and 30 other countries.

Board of Directors

Matthew K. McCauley
Chairman of the Board and Chief Executive Officer, The Gymboree Corporation

Gary M. Heil
Business Advisor; Founder C.F.I.L.

Blair W. Lambert
Chief Operating Officer, The Gymboree Corporation

Daniel R. Lyle
Retired Partner, PricewaterhouseCoopers LLP

John C. Pound
President, Integrity Brands, Inc.

Scott A. Ryles
Vice Chairman, Cowen and Company, LLC

William U. Westerfield
Retired Partner, Price Waterhouse LLP

Executive Officers

Matthew K. McCauley
Chairman of the Board and Chief Executive Officer

Kip M. Garcia
President

Blair W. Lambert
Chief Operating Officer

Marina Armstrong
Senior Vice President, General Manager, and Secretary

Jeffrey P. Harris
Chief Financial Officer

Lynda G. Gustafson
Vice President and Corporate Controller

Shareholder Information

Annual Meeting
Shareholders are invited to attend our annual meeting at 9 a.m. on Tuesday, June 8, 2010, at our corporate headquarters at 500 Howard Street, San Francisco, CA 94105.

Common Stock Trading
Common stock of The Gymboree Corporation is traded on the Nasdaq National Market System under the symbol GYMB.

Registrar and Transfer Agent
Shareholders should direct inquiries regarding address changes and lost certificates to:

Computershare
P.O. Box 43078
Providence, RI 02940
tel 877 282 1169
computershare.com

Corporate Information

The Gymboree Corporation
500 Howard Street
San Francisco, CA 94105
tel 415 278 7000
fax 415 278 7100

Investor Relations
Investor information is available at gymboree.com or by written request to:

The Gymboree Corporation
Investor Relations
500 Howard Street
San Francisco, CA 94105

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Corporate Counsel
Perkins Coie LLP
1888 Century Park East
Suite 1700
Los Angeles, CA 90067-1721
tel 310 788 9900

The GYMBOREE Corporation

GYMBOREE®

JANIE
AND
JACK®

crazy 8®

GYMBOREE PLAY & MUSIC®


FSC

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber

Cert no. SCS-COC-000648
www.fsc.org

500 Howard Street, San Francisco, California 94105